

HONEST ®

The Honest Company
2024 Annual Report

HONEST
sensitive
CLEAN CONSCIOUS WIPES
LINGETTES SOUCIEUSES DE
LA PROPRETÉ
FRAGRANCE FREE | SANS PARFUM
Diapers & Wipes

HONEST
HEALING HEAD-TO-TOE OINTMENT
VALUE SIZE!
Net Wt. 10 OZ. (283 g)
Personal Care

Beauty & Skincare

Apparel

Dear Honest Stockholders,



Carla Vernón
Chief Executive Officer

Last year at this time, I shared my confidence in our ability to continue executing on our Transformation Pillars of Brand Maximization, Margin Enhancement, and Operating Discipline to build a stronger business for the future. I am pleased to say that we accomplished what we set out to achieve. Simply put, we are an organization that does what we say we are going to do. The success of our 2024 financial results demonstrates that our strategy is working — we reported our highest annual revenue and annual gross margin and our team was able to continue building a stronger financial foundation, while growing revenue 10% in a dynamic consumer environment.

I know our success is due in large part to the heart and hard work of our passionate teams and our relentless focus on improving profitability, driving revenue growth, and embodying our purpose. In fact, among the most meaningful accomplishments this year has been the remarkable collaboration within our Honest team to drive focus, clarity, and alignment around our business goals. Together, we have strengthened our culture, achieved strong financial results, and reached several key business milestones.

2024 FINANCIAL HIGHLIGHTS

- Expanded gross margin by 900 basis points year over year to 38%, our highest annual gross margin
- Increased our cash position 130% year over year by stabilizing our balance sheet with zero debt
- Delivered our first full year of positive Adjusted EBITDA[1] as a public company
- Grew revenue 10% year over year, reaching $378 million, our highest annual revenue

While we implemented many changes over the past year, one constant remained: our commitment to providing cleanly-formulated and sustainably-designed baby and personal care products that meet our rigorous Honest Standard. True to our mission, we are continuing to formulate according to these standards by avoiding the use of more than 3,500 ingredients of concern — far beyond both the US and EU regulations.

We also unleashed distinctive elements of the Honest brand, including refreshed and optimized branding and packaging across our adult skincare portfolio that more effectively captures the attention of our consumers, while improving the communication of our product benefits and science-backed claims.

We closed out 2024 with growth in both unit and dollar sales, stronger marketing efficiency, a healthier balance sheet, and a clear path to ongoing profitability, while strengthening our business performance and team culture.

2024 BUSINESS HIGHLIGHTS

- Grew consumption[2] by 8% across Honest diapers, wipes, cosmetics, and baby and adult personal care, outperforming comparative categories which were down 1%
- Expanded household penetration to 7%, a 20% increase since we went public in 2021
- Became #1 overall baby personal care brand at Target, grew consumption over 32% at Amazon, and maintained #1 natural baby personal care brand at Walmart[3]

Our results tell a powerful story — one of dedication and the focused execution of our Transformation Pillars. Honest is more than just a brand. We are a part of people's lives. We are in the most personal parts of their homes. And we are trusted to be safe and effective for their most important uses. As our community of Honest users has grown, our business has become stronger, our financial foundation has become healthier, and we are driving shareholder value while unleashing the power of the Honest Brand.

Thank you for your ongoing support and continued interest in The Honest Company.

Sincerely,

Carla Vernón
Chief Executive Officer

1. Adjusted EBITDA is a non-GAAP financial measure. We calculate adjusted EBITDA as net income (loss), adjusted to exclude: (1) interest and other (income) expense, net; (2) income tax provision; (3) depreciation and amortization; (4) stock-based compensation expense, including payroll tax; (5) litigation and settlement fees associated with certain non-ordinary course securities litigation claims; (6) CEO, CFO and founder and former CCO transition expenses; and (7) restructuring expenses in connection with the Transformation Initiative.
2. According to Circana, Inc. tracked channel consumption data. Reflects consumption for diapers, wipes, cosmetics, and baby and adult personal care for the 52 weeks ended January 5, 2025.
3. According to Fuelcomm, Inc. consumption data for the 52 weeks ended January 4, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-40378

HONEST

The Honest Company, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**90-0750205**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
12130 Millennium Drive, #500	
Los Angeles, CA	**90094**
(Address of Principal Executive Offices)	(Zip Code)

(888) 862-8818
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	HNST	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: ____________Common Shares___________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates of the Registrant, based on the closing price of the Registrant's shares of common stock on the Nasdaq Global Select Market on June 28, 2024, was approximately $236,159,476. In determining the market value of the voting equity held by non-affiliates, shares of common stock of the Registrant beneficially owned by each director and officer and each person who owns 10% or more of the Registrant's outstanding common stock have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 21, 2025, the registrant had 108,910,399 shares of common stock, $0.0001 par value per outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement relating to the 2025 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended December 31, 2024.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act")) about us and our industry that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will" or "would" or the negative of these words or other similar terms or expressions. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, those set forth in Part I, Item 1A, "Risk Factors," and other factors set forth in other parts of this Annual Report on Form 10-K. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. These forward-looking statements include, but are not limited to, statements concerning our expectations regarding our future results of operations and financial condition, including our ability to achieve or maintain profitability; our ability to continue to launch new products; our ability to attract and retain customers; our ability to execute on and to continue driving benefits from our Transformation Pillars of Brand Maximization, Margin Enhancement, and Operating Discipline; our marketing strategies; our continued focus on research, development and innovation; our expectations regarding consumer demand and the timing and amount of orders from our largest retail customers; the effect of macroeconomic factors, including supply chain disruptions, tariffs, and inflationary pressures; anticipated trends, growth rates, and challenges in our business and in the markets in which we operate; and our ability to execute on other business strategies, including strategic shift away from lower margin channels, plans and objectives of management for future operations.

Risk Factors Summary

Investing in our common stock involves substantial risks. The risks described in the section titled "Risk Factors" may cause us to not realize the full benefits of our strengths or to be unable to successfully execute all or part of our strategy. Some of the more significant risks include the following:

- Our past growth may not be indicative of our future growth and we may not be able to effectively manage our future growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.
- Our quarterly operating results may fluctuate, which could cause our stock price to decline.
- Our future success depends, in part, on our ability to achieve our long-term strategy.
- Consolidation of retail customers, the loss of a significant retail or third-party ecommerce customer or a significant change in such customers' historical purchasing patterns has in the past and could in the future negatively impact our sales and ability to achieve or maintain profitability.
- We may not be able to compete successfully in our highly competitive market.
- International trade disputes and the U.S. government's trade policy, including potential new tariffs, could adversely affect our business.
- If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.
- Overall macroeconomic trends, including due to pandemics or disease outbreaks, have had and may continue to have an adverse effect on our business, financial condition, results of operations and prospects.
- Our strategic initiatives, including as part of the Transformation Initiative, to reduce our costs could have long-term adverse effects on our business, financial condition, results of operations and prospects, could result in total costs and expenses that are greater than expected, and we may not realize the operational or financial benefits from such actions.
- We must expend resources to maintain consumer awareness of our brand, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and shifts in our marketing strategies and efforts may or may not be successful.
- Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our products, which could have an adverse effect on our business, financial condition, results of operations and prospects.
- Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel.
- We have a history of net losses and we may not be able to achieve or maintain profitability in the future.
- Our business may be adversely affected if we are unable to provide our consumers with a technology platform that is able to respond and adapt to rapid changes in technology.
- A disruption in our operations could have an adverse effect on our business.
- Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, warehousing, distribution and logistics, and the loss of any of our key suppliers or logistical service providers could negatively impact our business.
- We rely on third-party suppliers, manufacturers, retail and ecommerce customers and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.
- Health and safety incidents or advertising inaccuracies or product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.
- Increasing scrutiny and evolving expectations from stakeholders with respect to our ESG practices, performance, commitments and disclosures may impact our reputation, increase our costs and impact our access to capital.
- We are increasingly dependent on information technology and our ability to process data in order to operate and sell our products, and if we (or our third parties) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, we could experience adverse consequences, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions to our business operations; interruptions in our ability to provide our goods and services exposure to liability; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

Item 1. Business

Overview Of Business

The Honest Company (the "Company," which may also be referred to as "we," "us" or "our") is a personal care company dedicated to creating cleanly-formulated and sustainably-designed products. Our commitment to our core values, continual innovation and engaging our community has differentiated and elevated our brand and our products. Since our launch in 2012, we have been dedicated to developing clean, sustainable, effective and thoughtfully designed products. By doing so with transparency, we have cultivated deep trust around what matters most to our consumers: their health, their families and their homes. We seek to meet consumers wherever they want to shop, balancing deep consumer connection with broad convenience and availability. Our distribution strategy positions us for continued growth through our trusted brand and award-winning multi-category product offering.

Our Products and Product Categories

Our Chief Executive Officer, as the chief operating decision maker, organizes the Company, manages resource allocations, and measures performance on the basis of one operating segment. We offer an array of personal care products, including diapers, wipes and adult facial care (including skin and color cosmetics). We use cleanly-formulated and safe ingredients designed for the whole family, including many naturally-derived ingredients that, most-importantly, are effective. Primary components of our diapers include responsibly sourced, plant-based fluff pulp and other plant-derived materials. Our diapers have an extensive modern and efficient design that uses less material. Our Clean Conscious™ wipes are compostable and plant-based, made with over 99% water and gentle on sensitive skin. We have an extensive line of bath and body care products for babies, as well as adult facial care products designed for a range of skin types and concerns, many of which are certified by trusted experts and institutions, including the National Eczema Association. Our ingredients and formulas are toxicologist-audited for potential health concerns. We also offer baby clothing made with organic cotton, family flushable wipes, sanitizing wipes and hand sanitizer made with plant-based ingredients.

Our Integrated Omnichannel Presence

Our omnichannel presence seeks to meet consumers wherever they want to shop, balancing deep consumer connection with broad convenience and availability. Since our launch, we have built a well-integrated omnichannel presence by expanding our product availability, including the launch of strategic partnerships with Target, Amazon and Walmart in 2014, 2017 and 2022, respectively, as well as distribution with many other retailers nationwide. We also increase availability of our products to more consumers through our leading retailers and their websites and Honest.com.

Our strategic retail partnerships with leading omnichannel retailers sell our products through brick and mortar stores and on their own websites. Our retail partnerships expand brand awareness and product availability, creating meaningful marketing efficiencies as we continue to scale. Additionally, these partnerships support our differentiated value proposition by making our products conveniently available in the many places where our consumer shops.

We maintain direct relationships with our consumers via our flagship digital platform, Honest.com, which allows us to influence brand experience and better understand consumer preferences and behavior. Our website showcases the entirety of our product portfolio, excluding baby apparel, offers exclusive products and services including our subscription service, houses branded content featured on product detail pages and our blog, and facilitates new product feedback. In addition to shopping for our products a la carte, consumers have the option to subscribe to our popular diapers and wipes bundle subscription.

All-commodity volume ("ACV") is the measurement of a product's distribution weighted by the overall dollar retail sales attributable to the retail location distributing such product; a retail location would be counted as having sold the product or product group if at least one unit of the product was scanned for sale within the relevant time period. This metric provides a measurement of retail penetration that takes into account the importance of selling through retail locations with higher overall retail sales volumes, and as a result we believe that our competitors generally use the same measurement. For the 13-weeks ended January 5, 2025, in total we had approximately 83 points ACV in national multi-outlet stores, as compared with 84 points for the 13-weeks ended January 7, 2024, primarily driven by product and store mix changes at our key retailers.

Below is our ACV weighted distribution for the 13-week period ended:



**Total Honest
ACV Weighted Distribution**



Our Growth Strategy

The core of our growth strategy centers around increasing physical availability of our products through expanded stores, doors, aisles, shelves and facings. While we have made significant progress in our distribution gains, we are still under-indexed compared to competition. Our omnichannel marketing strategy is focused on building a purpose driven brand with deep connection to the community of shoppers we serve. We take a modern marketing approach and are constantly innovating on new ways to reach and connect with our community. We believe this includes a best-in-class social media strategy, a deep creator/ influencer network, and a highly strategic approach to paid media. With the higher costs of shipping and fulfillment activities related to our direct-to-consumer ("DTC") business and other related costs, we will continue to shift our focus and investments towards more efficient and scalable distribution models with our current retail and digital customers. As we move forward beyond 2025, we will gradually transition away from Honest.com as a shipping and fulfillment channel, while ensuring the site remains a resource for educating consumers, showcasing our complete product portfolio, and driving consumers to purchase offsite.

In 2023, we executed a broad-based Transformation Initiative designed to build the Honest brand and drive growth in higher-margin areas of the portfolio, strengthen our cost structure, drive focus on the most productive areas of our business, deliver greater impact from brand-building investments, and improve executional excellence across the enterprise. Throughout 2023 and 2024, we made meaningful progress across our Transformation Initiative Pillars of Brand Maximization, Margin Enhancement, and Operating Discipline, including delivering cost savings throughout our supply chain, optimizing our marketing spend to maximize impact, emphasizing best-selling items, and exiting the Asian, European, and portions of our sanitization business, while building a culture that emphasizes executional excellence and discipline. In addition, we continued our improved working capital position, including our discipline in inventory management and we executed price increases that supported Brand Maximization, recognizing the value Honest provides consumers. In fiscal year 2024, we improved our operating results by expanding gross margin, leveraging operating expenses and generating positive Adjusted EBITDA.

Our strategic plan is grounded in our Transformation Initiative Pillars, which set the building blocks for long-term value creation. Beyond 2024, the Company expects to realize revenue growth of 4% to 6% annually and continued Adjusted EBITDA margin expansion.

Supply Chain and Operations

We manage a global supply chain of highly qualified, third-party suppliers, including materials, components, manufacturing and logistics partners to produce and distribute our products. We look to identify and work with partners who share our commitment to quality, current Good Manufacturing Practices ("cGMPs"), clean ingredients in partnership with our Honest Standard, sustainability, and design. We conduct quality audits of our third-party partners and require that they follow our high standards of quality, including controlled documentation, cleaning and safety protocols, and laboratory controls. Our third-party partners are located in various locations including the United States, Mexico and China. Our supply chain team manages these relationships and processes and, with the support of our innovation team, researches materials, components and equipment, approves and manages purchasing plans, and oversees product fulfillment.

The primary raw materials and components of our products include responsibly sourced, plant-based fluff pulp in our diapers and plant-based substrate in our baby wipes, among other materials. Just as important as what goes into our products, we actively work with suppliers to avoid certain materials, including parabens, paraffins and synthetic fragrances, that don't meet our standards but are commonly used by mainstream brands.

Our distribution network includes two warehouses in Nevada and Pennsylvania, respectively, with retail and DTC fulfillment capabilities and value-added services operated by National Distribution Centers, LLC, or NFI, and GEODIS Logistics LLC, or GEODIS, respectively. The warehouse in Las Vegas is a state-of-the-art facility leased by Honest with a focus on automated large scale DTC fulfillment. We manage inventory by forecasting demand tied to consumption and marketing campaigns, as well as analyzing product sell-through, and analyzing our supply chain to ensure sufficient capacity to support demand. As a result of global pandemics or other macroeconomic trends, we and our distribution partners have in the past experienced and may in the future experience some supply-related disruptions to the operations of our fulfillment centers.

Competition

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known legacy consumer packaged goods, or CPG players and emerging DTC brands. Select competitors of diapers and wipes include Kimberly-Clark Corporation (maker of Huggies and Cottonelle), Procter & Gamble Company (maker of Pampers, Pampers Pure, Luvs and Charmin), WaterWipes UC and other private label brands. Select competitors of our skin and personal care products include Kenvue Inc. (maker of Johnson's Baby and Aveeno), The Clorox Company (parent company of Burt's Bees, Inc.), Unilever PLC (maker of Shea Moisture), Estée Lauder Inc., L'Oréal S.A. and Pacifica Beauty LLC. Select competitors of our baby clothing include Carter's Inc.

We compete based on various product attributes including clean formulation, sustainability, effectiveness and design, as well as our ability to establish direct relationships with our consumers through Honest.com. We believe that we compete favorably across these factors taken as a whole.

Our Industry

Our product-level point of sale consumption growth in 2024 significantly outpaced the category in wipes and baby personal care. Based on independent third-party consumption data for the 52 weeks ended January 5, 2025, the point of sale consumption growth for the clean and natural products of Honest wipes and baby personal care grew 25% and 16%, respectively, significantly outpacing the products in the industry as a whole which declined in wipes and baby personal care of 3% and 1%, respectively.

We believe that consumers' need for clean products will continue to grow in years to come and as consumers become more knowledgeable about clean credentials and our Honest Standard. We believe that certain historical leading brands that have produced products in these categories for decades generally focus on single categories and offer products made with conventional ingredients that are less aligned with increasing consumer preference for clean and natural solutions. We believe that given consumers' growing focus on their health and wellness, reducing waste and promoting social impact, we are well-positioned to continue to take market share from these legacy brands.

Our Purpose-Driven Organization

We are a personal care company on a mission to challenge *ingredients, ideals*, and *industries* so people can protect more of what they love. We call this the "Honest Standard" and it drives our standard for quality across the three dimensions below.

Ingredients, Ideals, Industries

We believe that consumers should never have to worry about the safety of the products they bring into their home. That's why we rigorously test and research every product. We maintain a NO List™ of over 3,500 chemicals and materials we will not formulate with, including parabens, sulfate surfactants, phthalates, formaldehyde donors and synthetic fragrances. We have an in-house toxicologist and an eco-toxicologist with in-depth audit protocols. Our in-house R&D team selects ingredients with care. We meet the requirements of many independent organizations or certification authorities for several of our products. This includes the USDA's BioPreferred® Program for biobased content, the National Eczema Association's Seal of Acceptance, Environmental Working Group ("EWG") Verified™, Green Seal®, the NSF/ANSI 305 standards set by Quality Assurance International, OEKO-TEX® STANDARD 100 and the Global Organic Textile Standard for organic cotton in our Honest baby clothing and bedding. We have over 100 EWG Verified™ SKUs across the organization, which are products that do not include EWG's chemicals of concern while also meeting their strict health-based guidelines. We conduct quality audits of our third-party manufacturing partners. We require our third-party manufacturers to commit to follow our high standards of controlled documentation, cleaning and safety protocols, and laboratory controls.

Community impact is also very important to us. We work closely with our charity partners, including Baby2Baby, to help provide children and families across the country with the basic essentials and resources they need to live healthy lives. Since the start of our relationship with Baby2Baby and other partners in 2012, we have donated more than 36 million family personal care, feminine care, clean beauty products and other essentials to those in need and our compassionate team has volunteered over 20,500 hours giving back to our communities and providing disaster relief. Our partnership with March of Dimes helps fund research, advocacy and service programs addressing maternal and infant mortality with critical healthcare and support. Through this partnership, in 2024 we have donated more than $0.7 million, reaching more than an estimated 8 million mothers with health education and programs to support the organization, including its new Mom and Baby Action Network.

As a values-driven organization, we take a holistic approach to caring for our employees, with benefits and programs designed to support physical, mental, emotional and financial well-being. We offer a competitive compensation and benefits program, and our award-winning learning and development program, Honest University, delivers opportunities for all employees to grow and develop personally, professionally and financially. Our corporate social responsibility efforts provide opportunities for employees to give back to communities in need through volunteerism and donation matching. The Honest Company provides an Employee Assistance Program (EAP) at no cost to employees to support emotional well-being and a fitness reimbursement through Husk Wellness (formerly Global Fit Rewards) to encourage a healthy lifestyle for Honest employees. As of December 31, 2024, we had a total of 164 employees, all who are full-time, as well as a limited number of temporary employees and consultants.

We believe small changes in the right direction start ripple effects that have the potential to change entire industries and how products are made. Our commitment to environmental mindfulness shows up through our product development, packaging processes and in many parts of our business on a daily basis. For example, the cartons used in our baby personal care line are environmentally-friendly, Forest Stewardship Council ("FSC")-certified, and made from 100% recycled, PCW (pre/post consumer waste) materials. Our Honest.com shipping cartons are 100% PCR cardboard. 100% of our baby personal care bottles are recyclable or include recycled materials and we are regularly looking to increase the amount of post-consumer resin in our components. Our diapers feature an innovative design that uses less material than our previous diaper innovation.

Government Regulation

Substantially all of our products are subject to regulation by the Consumer Product Safety Commission, or the CPSC, the EPA, and the Federal Trade Commission, or the FTC, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the ingredients or components, proper labeling, advertising, packaging, marketing, manufacture, registration, safety, shipment and disposal of our products.

Our cosmetic, over-the-counter drugs, food (vitamins/dietary supplements) and cleaning products are subject to regulation by the Food and Drug Administration, or the FDA. Under the Federal Food, Drug and Cosmetic Act, or the FDCA, cosmetics are defined as articles or components of articles that are applied to the human body and intended to cleanse, beautify or alter its appearance, with the exception of soap. The labeling of cosmetic products is also subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other FDA regulations. Cosmetics are not subject to pre-market approval by the FDA, however certain ingredients, such as color additives, must be pre-authorized. If safety of the products or ingredients has not been adequately substantiated, a specific warning label is required. Other warnings may also be mandated pursuant to FDA regulations. The FDA monitors compliance of cosmetic products through market surveillance, inquiry data, consumer complaints, and import surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products neither contain false nor misleading labeling and that they are not manufactured under unsanitary conditions. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies false or misleading labeling or unsanitary conditions or otherwise a failure to comply with FDA requirements, we may be required by a regulatory authority or we may independently decide to conduct a recall or market withdrawal of our product or to make changes to our manufacturing processes or product formulations or labels. In addition, the Modernization of Cosmetics Regulation Act ("MoCRA"), enacted in December 2022, expanded the FDA's regulatory authority over cosmetic products, including by providing the FDA with new mandatory recall authority over cosmetics and by requiring the registration of cosmetic manufacturing facilities, the reporting of certain adverse events, the issuance of cGMP requirements and the establishment of safety substantiation requirements. The cGMP regulations under MoCRA are to be proposed by October 2025.

If a product is intended for use in the diagnosis, cure, mitigation, treatment or prevention of a disease condition or to affect the structure or function of the human body, the FDA will regulate the product as a drug. Our current products that are intended to treat acne and skin care products with sun protection factor, or SPF, are considered over-the-counter, or OTC, drug products by the FDA. Our OTC products are subject to regulation through the FDA's "monograph" system which specifies, among other things, permitted active drug ingredients and their concentrations. The FDA's monograph system also provides the permissible product claims and certain product labeling requirements, based on the intended use of the product. Our OTC drug products must be manufactured consistent with the FDA's current drug good manufacturing practices requirements, and the failure to maintain compliance with these requirements could require us to conduct recalls, market withdrawal, or make changes to our manufacturing practices.

The FDA may change the regulations as to any product category, requiring a change in labeling, product formulation or analytical testing.

We are subject to regulation by the CPSC under the Consumer Product Safety Act, the Flammable Fabrics Act, the Poison Prevention Packaging Act, the Federal Hazardous Substances Act, and other laws enforced by the CPSC. These statutes and the related regulations establish safety standards and bans for consumer products. The CPSC monitors compliance of consumer products under its jurisdiction through market surveillance and has the authority to conduct product safety related inspections of establishments where consumer products are manufactured, held, or transported. The CPSC has the authority to require the recall of noncompliant products or products containing a defect that creates a substantial risk of injury to the public. The CPSC may seek civil and criminal penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations, that contain a defect which could create a substantial product hazard, or that create an unreasonable risk of serious injury or death. Certain state laws also address the safety of consumer products and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.

The USDA enforces federal standards for organic production and use of the term "organic" on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law.

The FTC, FDA, USDA, EPA, and other government authorities also regulate advertising and product claims regarding the characteristics, quality, safety, performance and benefits of our products. These regulatory authorities typically require a safety assessment of the product and reasonable basis to support any factual marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the composition, use, efficacy and safety of our products and their environmental impacts. If we cannot adequately support safety or substantiate our product claims, or if our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, FTC or other regulatory authority could take enforcement action, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials or stop selling certain products and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.

In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media influencers pursuant to principles described in the FTC's Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product's marketer couldn't itself legally make. They also say that if there is a connection between an endorser and the marketer that consumers would not expect and it would affect how consumers evaluate the endorsement, that connection should be disclosed. Another principle in the Endorsement Guides applies to ads that feature endorsements from people who achieved exceptional, or even above average, results from using a product. If the advertiser doesn't have proof that the endorser's experience represents what people will generally achieve using the product as described in the ad, then an ad featuring that endorser must make clear to the audience what results they can generally expect to achieve and the advertiser must have a reasonable basis for its representations regarding those generally expected results. Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the Federal Trade Commission Act, or FTC Act, requires in the context using of endorsements and testimonials in advertising and any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act's prohibition against unfair and deceptive practices.

To the extent we may rely on endorsements or testimonials, we will review any relevant relationships for compliance with the Endorsement Guides and we will otherwise endeavor to follow the FTC Act and other legal standards applicable to our advertising. However, if our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirement of the FTC Act or similar state requirements, the FTC and state consumer protection authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.

We are also subject to a number of data privacy and security obligations, including U.S. federal, state, local and foreign laws, regulations guidance, and industry standards related to data privacy, security, and protection that affect companies conducting business on the Internet, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, automatically renewing product subscriptions, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services. Among other laws and regulations, we are subject to federal, state, local and international laws regarding privacy and protection of people's data. Foreign data protection, privacy and other laws and regulations can be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

In the ordinary course of our business, we may process personal or sensitive data. Accordingly, we are, and may in the future become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy, security, and protection. Such obligations may include, without limitation, the Federal Trade Commission Act, the Telephone Consumer Protection Act of 1991, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the California Consumer Privacy Act of 2018 ("CCPA"), the Canadian Personal Information Protection and Electronic Documents Act, Canada's Anti-Spam Legislation, the European Union's General Data Protection Regulation 2016/679 ("EU GDPR"), the EU GDPR as it forms part of United Kingdom ("UK") law by virtue of section 3 of the European Union (Withdrawal) Act 2018 ("UK GDPR"), the ePrivacy Directive, and the Payment Card Industry Data Security Standard ("PCI DSS"). Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages.

Outside the United States, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. See the section titled "Risk Factors – Risks Related to Legal and Governmental Regulation" for additional information about the laws and regulations to which we may become subject and about the risks to our business associated with such laws and regulations.

Trademarks and Other Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology. Our principal trademark assets include the trademarks "Honest" and "The Honest Co.," which are registered in the United States and targeted foreign jurisdictions, our logos and taglines, and multiple product brand names. We have applied to register or registered many of our trademarks in the United States and other jurisdictions, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost- effective.

We have one patent issued in the United States. Our issued patent will expire in April 2037. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost-effective.

We are the registered holder of multiple domestic and international domain names that include "honest" and similar variations. We also hold domain registrations for many of our product names and other related trade names and slogans. In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Our employees are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and the terms and conditions governing our agreements with other third parties.

Available Information

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act are available on the Company's website, free of charge, as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC. These reports are available at investors.honest.com under Financial Information/SEC Filings. Additionally, the Company routinely posts additional important information, including press releases, on its website and corporate LinkedIn account and recognizes its website and corporate LinkedIn account as channels of distribution to reach public investors and as a means of disclosing material non-public information for complying with disclosure obligations under Regulation FD. Accordingly, investors should monitor our website and corporate LinkedIn account in addition to our SEC filings and public webcasts. These items are available at investors.honest.com under News and Events.

Information relating to corporate governance at Honest, including the Company's Code of Business Conduct and Ethics, the Honest Company Corporate Governance Guidelines and Committee charters for the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee, is available at investors.honest.com under Corporate Governance or https://investors.honest.com/corporate-governance/douments-charters. The Company will provide any of the foregoing information without charge upon written request to Corporate Communications, The Honest Company, 12130 Millennium Drive, #500, Los Angeles, CA 90094. The information contained on the Company's website is not included as a part of, or incorporated by reference into, this Report.

Item 1A. Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this Form 10-K, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be adversely affected. In this case, the trading price of our common stock could decline and you might lose part or all your investment.

Risks Related to Our Business, Our Brand, Our Products and Our Industry

Our past growth may not be indicative of our future growth and we may not be able to effectively manage our future growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

Past growth has placed demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business depends on a number of factors, including our ability to:
- increase awareness of our brand and successfully compete with other companies;
- effectively market our products through retail partnerships to increase sales velocity;
- price our products effectively so that we are able to attract new consumers and expand sales to our existing consumers;
- expand distribution and points of sales (the number of SKUs) with new and existing consumers;
- continue to innovate and introduce new products;
- expand our supplier and fulfillment capacities;
- maintain quality control over our product offerings; and
- effectively implement our business strategies.

Such growth and expansion of our business will place significant demands on our management and operations teams and require significant additional resources, financial and otherwise, to meet our needs, which may not be available in a cost-effective manner, or at all. We expect to continue to expend substantial resources on:
- our sales and marketing efforts to increase brand awareness, further engaging our existing and prospective consumers, and driving sales of our products;
- technology platforms to support sales of our products and make our supply chain and operations more efficient;
- product innovation and development; and
- general administration, including increased finance, legal and accounting expenses associated with being a public company.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy consumer requirements or maintain high-quality product offerings, any of which could adversely affect our business, financial condition, results of operations and prospects. You should not rely on our historical rate of revenue growth as an indication of our future performance or the rate of growth we may experience in any new category.

In addition, to support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. For example, on January 8, 2025, our Chief Financial Officer notified the Company of his intention to retire during the 2025 fiscal year, effective as of a mutually acceptable date. While we have initiated a search to identify a successor for the Chief Financial Officer position, there is no assurance that we will be able to find an appropriate officer to fill the role quickly or at all or be able to effectively integrate a new Chief Financial Officer once such officer is appointed. We continue to face significant competition for personnel. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. In the past few years we have also seen heightened demand for labor and escalating labor prices in the market. The risks associated with a rapidly growing workforce will be particularly acute as we expand into new product categories. Additionally, we may not be able to hire new employees quickly enough to meet our needs or retain our existing employees in the face of competitive hiring trends. If we fail to effectively manage our hiring needs, successfully integrate new hires or retain existing employees, our efficiency, ability to meet forecasts and employee morale, productivity and retention could suffer, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We are also required to manage numerous relationships with various vendors and other third parties. Further growth of our operations, vendor base, fulfillment centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition, results of operations and prospects may be adversely affected.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control, including:
- fluctuations in revenue due to consumer and customer demand, including as a result of adverse economic and market conditions driven by the challenging macroeconomic environment, the seasonality of market transactions and fluctuations in sales and inflationary pressures;
- inflation in key input costs, including the cost to import products, transportation, labor and warehouse costs;
- increased costs of the components and raw materials that go into making our products;
- the amount and timing of our operating expenses;
- our success in attracting new and maintaining relationships with existing retail and ecommerce partners, as well as any price concessions they may demand or promotional activities they participate in;
- our success in executing on our strategy and the impact of any changes in our strategy;
- the timing and success of product launches, including new products that we may introduce;
- the efficiency of our marketing efforts;
- disruptions in our supply chain, the ability of our third-party manufacturers to produce our products, ability of our distributors to distribute our products, or disruptions, delays, or increased costs in our shipping arrangements;
- disruptions or defects in our technology platform, such as privacy or data security breaches, errors in our software or other incidents that impact the availability, reliability, or performance of our platform;
- the impact of competitive developments and our response to those developments;
- fluctuations in inventory and working capital;
- our ability to manage our business and future growth; and
- our ability to recruit and retain employees.

Fluctuations in our quarterly operating results and the price of our common stock may be particularly pronounced in the current economic environment due to the uncertainty caused by inflation and other macroeconomic factors and consumer and customer spending patterns. Fluctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause other problems, including, for example, analysts or investors changing their models for valuing our common stock. We could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

Our quarterly operating results have varied in the past and we believe that they will continue to vary in the future and that period-to-period comparisons of our operating results may not be meaningful. Any seasonal effects may change or become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of any given quarter as an indication of future performance.

Our future success depends, in part, on our ability to achieve our long-term strategy.

Achieving our long-term strategy will require investment in new capabilities, employees, products, distribution channels, supply chain facilities and technologies. These investments may result in short-term costs without any current sales and, therefore, may be dilutive to our earnings. In addition, we have in the past and may in the future dispose of or discontinue select products or streamline operations and incur costs or restructuring and other charges in doing so. For example, during the year ended December 31, 2023 we exited certain retail and online stores in unprofitable geographical locations, in Asia and Europe, and we incurred restructuring costs in connection with the Transformation Initiative of $2.2 million. Although we believe that our strategy will lead to long-term growth in sales and profitability, we may not realize the anticipated benefits. The failure to realize benefits, which may be due to our inability to execute plans, global or local economic conditions, competition, changes in our industry and the other risks described herein, could have an adverse effect on our business, financial condition, results of operations and prospects.

Consolidation of retail customers, the loss of a significant retail or third-party ecommerce customer or a significant change in such customer's historical purchasing patterns has in the past and could in the future negatively impact our sales and ability to achieve or maintain profitability.

Our omnichannel strategy includes selling our products through third-party ecommerce and retail customers (including their websites), which have been undergoing consolidation in recent years. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, demand higher levels of marketing and promotional support, operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which has in the past and could in the future negatively impact our business.

In 2024, our three largest retailers, Target, Amazon and Walmart accounted for approximately 30%, 34% and 9% of our total revenue, respectively. We sell products to Target, Amazon and Walmart under each of their standard vendor agreements. Our vendor agreements with Target, Amazon and Walmart do not include a term or duration as sales under each vendor agreement are generally made on a purchase order basis. Our vendor agreement with Amazon provides that either party may terminate the agreement with 60 days' prior written notice, provided that we are required to fulfill any purchase orders that we accept before the effective date of termination and our vendor agreement with Walmart provides that either party may terminate the agreement with 30 days' prior written notice. Our vendor agreement with Target does not include any termination provisions. The loss of Target, Amazon and Walmart or any other large customer, the reduction of purchasing levels or the cancellation of any business from Target, Amazon or Walmart or any other large customer for an extended length of time could negatively impact our sales and ability to achieve or maintain profitability. For example, during 2024, we experienced distribution losses with two of our largest retail customers on certain diaper SKUs mainly related to these retailers' footprint changes for certain product categories overall and a shift to more exclusive non-gendered prints, which has impacted our revenue and we expect will negatively impact our diaper revenue in the future.

Third-party ecommerce or retail customers may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. For example, a few of our retail customers filed for bankruptcy in 2023, which has impacted the timing of payment, the ability for us to collect amounts due to us and impacted our gross margin due to markdowns. Our third-party ecommerce or retail customers may also change their purchasing levels. For example, in 2022, Amazon held fewer weeks of inventory supply on hand, which impacted the consumer experience and ultimate consumption, and negatively impacted our results of operations. In light of tariffs and macroeconomic conditions, we may see some of our third-party ecommerce or retail customers hold different inventory levels or change the frequency and/or levels of their orders in 2025, which may have a negative impact on our business and results of operations. Despite operating in different channel categories, our third-party ecommerce and retail customers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, third-party ecommerce or retail customers may take actions that negatively affect us. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant third-party ecommerce or retail customers, such as a change in quantity or number of SKUs purchased, store placement of our products, or amount of shelf space. For example, in 2025, we expect that there will be a change in size of diaper box assortment at a key retail customer, which may impact velocities.

We may be unable to accurately forecast revenue, gross margin or operating expenses and appropriately plan our expenses in the future.

Revenue and results of operations are difficult to forecast because they generally depend on the volume, timing and type of orders we receive across our various channels, all of which are uncertain. Forecasts have been and may continue to be particularly challenging in the current macroeconomic environment. We base our expense levels and investment plans on our estimates of revenue and gross margin. We cannot be sure prior growth rates and trends are meaningful predictors of future growth. For example, in the third quarter of 2022, some of our customers reduced inventory on hand and changed their fulfillment schedules, which negatively impacted our fulfillment operations in 2022. Furthermore, during 2024, we experienced distribution losses with two of our largest retail customers on certain diaper SKUs mainly related to these retailers' footprint changes for certain product categories overall and a shift to more exclusive non-gendered prints, which has impacted our revenue and we expect will negatively impact our diaper revenue in the future. If our assumptions prove to be wrong, we may generate lower revenue or gross margin than anticipated or may spend more than we anticipate acquiring and retaining consumers either of which could have an adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to compete successfully in our highly competitive market.

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known legacy CPG players and emerging natural brands. Numerous brands and products compete for limited shelf space in the retail channel, and for favorable positioning and promotion among ecommerce channels. We compete based on various product attributes including clean formulation, sustainability, effectiveness and design.

Select competitors of diapers and wipes include Kimberly-Clark Corporation (maker of Huggies and Cottonelle), Procter & Gamble Company (maker of Pampers, Pampers Pure, Luvs and Charmin), WaterWipes UC and other private label brands. Select competitors of our skin and personal care products include Kenvue Inc. (maker of Johnson's Baby and Aveeno), The Clorox Company (parent company of Burt's Bees, Inc.), Unilever PLC (maker of Shea Moisture), Estée Lauder Inc., L'Oréal S.A. and Pacifica Beauty LLC. Select competitors of our baby clothing include Carter's Inc. Many of these competitors have substantially greater financial and other resources than us and some of whose products are well accepted in the marketplace today. Many also have longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, lower operating costs, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we can to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in any or all of the ecommerce or retail channels where we compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we do. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, including clean products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices, and may change the merchandising of our products so they have less favorable placement. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and ability to achieve or maintain profitability.

We expect competition in the CPG industry to continue to increase, especially as more companies introduce clean products and enter this market. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

- the size and composition of our consumer base;
- the number of products that we offer and feature across our sales channels;
- consumer demand for clean products developed with formulations and ingredients we use;
- our information technology infrastructure;
- the quality and responsiveness of our customer service;
- our selling and marketing efforts;
- the quality and price of the products that we offer;
- the convenience of the shopping experience that we provide on our website;
- our ability to distribute our products and manage our operations; and
- our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, results of operations and prospects could be adversely affected.

Further, competitors with substantially greater operations and resources than us may be less affected by the current macroeconomic conditions. Current macroeconomic conditions, such as uncertainty around inflation and interest rates, the health of the U.S. consumer (such as increasing debt and delinquency rates and resumption of student loan repayments), and geopolitical events, increase the risk of a potential recession and can negatively impact consumer discretionary spend for our products. Although we are monitoring the situation, we cannot predict for how long, or the ultimate extent to which, the current macroeconomic conditions may disrupt our operations, or our suppliers' operations, or if we will be required to implement other changes, such as further price increases or cost savings initiatives, in addition to the ones already implemented in 2023. Any significant disruption resulting from global pandemics or similar events on a large scale or over a prolonged period of time could cause significant delays and disruption to our business until we would be able to resume normal business operations or shift to other third-party vendors, negatively affecting our revenue and other financial results, which would adversely affect our business, financial condition, results of operations and prospects. A prolonged disruption of our business could also damage our reputation and brand strength.

If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.

Our success, and our ability to increase revenue and achieve profitability, depend in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our products. Our diaper business is also a strategic consumer acquisition tool that fuels growth for baby wipes, personal care, Honest baby clothing and other products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brand, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on, among other items, the perceived value and quality of our products, consumer demand for cleanly-formulated, sustainably-designed and effective products at a premium price, competitive offerings, the elasticity of our price increases, our ability to offer new and relevant products and the effectiveness of our marketing efforts. We may also lose loyal consumers to our competitors if we are unable to meet consumer demand in a timely manner. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition, results of operations and prospects could be adversely affected.

Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. Our retail and ecommerce competitors continue to aggressively market their private label or competitive products, which could reduce demand for our products. The expansion of our business also depends on our ability to increase sales through ecommerce channels and increase breadth and depth of distribution at retail customers. Any growth within our existing distribution channels may also affect our existing consumer relationships and present additional challenges, including those related to pricing strategies. For example throughout 2023, we rolled-out mid-single digit price increases across approximately two-thirds of our product portfolio, including in diapers, wipes, skin and personal care products which has in the past and may in the future negatively impact consumer demand. To a lesser extent, in 2023, we rolled-out price increases on certain beauty and personal care products. We plan to take additional price increases in the future as needed to offset input cost inflation. Our direct connections to our consumers may become more limited as we expand our non-DTC channels. Further in 2023, we exited distribution in low-margin channels which negatively impacted our revenue. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including risks related to consumer acceptance of our efforts. Our failure to obtain new consumers, or expand our business with existing consumers, could have an adverse effect on our business, financial condition, results of operations and prospects.

We also use paid and non-paid advertising. Our paid advertising may include search engine marketing, display, paid social media and product placement and traditional advertising, such as direct mail, television, radio and magazine advertising. Our paid advertising significantly increased in the past few years due to industry-wide increases in advertising pricing, which impacted our ability to cost-effectively drive traffic to Honest.com and our digital customers. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing. We drive and have driven a significant amount of traffic to our website via search engines and, therefore, rely heavily on search engines. Search engines frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our website can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in search query results.

We also drive a significant amount of traffic to our website via social networking or other ecommerce channels used by our current and prospective consumers. As social networking and ecommerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. We had also historically depended on Ms. Warren's social media reach and influence to connect with consumers and provide insight on current trends. For example, the Honest Beauty social channels where Ms. Warren was featured frequently in the past have lost significant viewership and engagement over the past two years. If our online or offline presence declines, our ability to acquire new consumers could be adversely affected. Additionally, if we fail to increase our revenue per active consumer, generate repeat purchases or maintain high levels of consumer engagement, our business, financial condition, results of operations and prospects could be adversely affected.

Overall macroeconomic trends, including due to pandemics or disease outbreaks, have had and may continue to have an adverse effect on our business, financial condition, results of operations and prospects.

Recent macroeconomic trends, including those resulting from the pandemics have impacted our business, financial condition, results of operations and prospects, in particular due to the negative impact from supply chain disruptions, increasing commodity costs and shifting consumer demand. The impact of overall macroeconomic trends on any of our suppliers, manufacturers, retail or ecommerce customers or transportation or logistics providers has and may continue to negatively affect the price and availability of our raw materials and products and impact our supply chain. If the disruptions caused by overall macroeconomic trends continue for an extended period of time, our ability to meet the demands of our consumers may be materially impacted. The conditions caused by macroeconomic conditions may negatively impact collections of accounts receivable (including as a result of retail customer bankruptcies), result in reduced orders from retail or digital customers or cause some of our retail customers to go out of business, all of which could adversely affect our business, financial condition, results of operations and prospects. For example, a few of our retail customers filed for bankruptcy in 2023, which has impacted the timing of payment, the ability for us to collect amounts due to us and impacted our gross margin due to markdowns.

In addition, any depression or recession resulting from macroeconomic factors could change customer and consumer behavior and demand, including with respect to our products, which could have an adverse effect on our business, financial condition, results of operations and prospects. For example, economic conditions, including inflationary pressures such as price increases in commodity prices, labor costs, input costs and transportation costs have impacted our gross margin and could impact consumer spending decisions to choose lower priced products, particularly as a result of our price increases implemented in 2022 and 2023 intended to offset these input costs. We may not be able to increase our prices or productivity sufficiently enough to offset these costs. For example, as part of our Transformation Initiative in 2023, we exited low-margin elements of the cleaning and sanitization business as the demand for sanitizing and disinfecting products declined significantly after the COVID-19 pandemic. The current macroeconomic conditions, including as a result of global pandemics, changing consumer attitudes or behavior or other macroeconomic conditions, such as inflation, tariffs or supply chain disruptions inflation, and these macroeconomic conditions can negatively impact consumer discretionary spend for our products.

Our strategic initiatives, including as part of the Transformation Initiative, to reduce our costs could have long-term adverse effects on our business, financial condition, results of operations and prospects, could result in total costs and expenses that are greater than expected, and we may not realize the operational or financial benefits from such actions.

In 2023, we executed a broad-based Transformation Initiative designed to build the Honest brand and drive growth in higher-margin areas of the portfolio, strengthen our cost structure, drive focus on the most productive areas of our business, deliver greater impact from brand-building investments, and improve executional excellence across the enterprise. This Transformation Initiative and the success of such efforts are subject to many risks and uncertainties, including, without limitation, our ability to reduce costs and achieve positive gross margins; meet certain revenue and operating expense targets; and monetize inventory and manage working capital. We may not be successful in realizing our anticipated savings and efficiencies, including as a result of factors beyond our control. In addition, any changes we make to reduce our cost structure, including changes to our products, formulations, or packaging, may result in reduced consumer demand for our products and increased carrying costs. Our future financial performance will depend, in part, on our ability to effectively manage any future growth or restructuring, as applicable. We may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from the Transformation Initiative due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the anticipated savings and efficiencies of our strategic initiatives, or if they result in unintended consequences, then our operating and financial results would be adversely affected and could differ materially from our expectations.

Additionally, the Transformation Initiative has resulted in the loss of institutional knowledge and expertise, as well as the reallocation and combination of certain roles and responsibilities across the Company, all of which could adversely affect our operations. These effects could have a material adverse effect on our ability to execute on our updated business model. There can be no assurance that our execution the Transformation Initiative in 2023 will lead to future success as a result of such effects. The Transformation Initiative may also be disruptive to our operations. For example, our headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing our business strategy, including retention of our remaining employees, adverse effects on employee morale, diversion of management attention, and adverse effects on our reputation as an employer. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Due to our limited resources, we may not be able to effectively manage our operations or recruit and retain qualified personnel, which may result in weaknesses in our infrastructure and operations, risks that we may not be able to comply with legal and regulatory requirements, and loss of employees and reduced productivity among remaining employees.

If we fail to manage our inventory effectively, our business, financial condition, results of operations and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for various products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory or package components are ordered and the date of sale. Demand may be affected by new product launches of our competitors, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, unseasonable weather conditions, weakening of economic conditions or consumer or customer confidence in future economic conditions, our failure to accurately forecast acceptance for our new products or our consumers not purchasing products in the quantities that we expect and unanticipated changes in general market conditions or other factors. It may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our suppliers. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party manufacturers and suppliers, we may be subject to a heightened risk of inventory obsolescence, a shortage of product to deliver to our consumers and customers, a decline in inventory values, and significant inventory write-downs or write-offs. If we are required to lower sale prices or fund markdowns in order to reduce inventory level or to pay higher prices to our suppliers, our gross margins might be negatively affected.

Inventory levels in excess of consumer or customer demand have resulted and may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and harm our business. For example, given the significant decline in consumer demand for sanitizing and disinfecting products following the height of the COVID-19 pandemic, we recorded an inventory write-down of $4.3 million during the year ended December 31, 2022, relating to certain sanitization and disinfecting products as the amount of inventory was significantly in excess of existing and projected demand, and we may record inventory write-downs in the future. In addition, if we underestimate the demand for our products, our third-party manufacturers may not be able to produce products to meet our consumer or customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and retailer and distributor relationships. Future out-of-stock disruptions may negatively impact our results of operations, reputation and distributor relationships.

The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products could adversely affect our business, financial condition, and results of operations.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, which in 2024, accounted for approximately 87% of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with major retail chains. Target and Walmart represented 30% and 9%, respectively, of our retail sales in 2024. The loss of our relationship with Target, Walmart or any other large retail customer could have a significant impact on our revenue. For example, in 2023 we exited distribution in low-margin channels and our rotational program with Costco was not renewed. We have no assurance of future rotational programs or ongoing revenue with Costco. Additionally, in 2024, we exited selling certain products with a drug store customer and we experienced distribution losses with two of our largest retail customers on certain diaper SKUs, which has impacted our revenue and we expect will negatively impact our diaper revenue in the future. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. We also may not be successful in executing our launches with new retailers. Consequently, growth opportunities may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish or maintain relationships with other retailers in new or current markets.

We also face significant competition to display our products on store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase our products in retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Failure to introduce new products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products that meet our standards for quality and appeal to our consumers. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff, including chemists, a toxicologist and an eco-toxicologist, developing and testing product formulas and prototypes, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Our product offerings have changed since our launch, which makes it difficult to forecast our future results of operations. Demand for certain product offerings can be volatile. There can be no assurance that demand for our products will be maintained or grow after introduction or that we will successfully develop and market new products that appeal to consumers. For example, product formulas we develop may not contain the product attributes desired by our consumers. Any such failure may lead to a decrease in our growth, sales and ability to achieve profitability, which could adversely affect our business, financial condition, results of operations and prospects.

Additionally, the development and introduction of new products requires substantial marketing expenditures, which we may be unable to recoup if new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition, results of operations and prospects could be adversely affected.

We must expend resources to maintain consumer awareness of our brand, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and shifts in our marketing strategies and efforts may or may not be successful.

In order to remain competitive and expand and keep market share for our products across our various channels, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new products, which could impact our operating results. Additionally, we may choose to change one of our marketing or advertising partners, which may prove to be unsuccessful. Substantial advertising and promotional expenditures have been required in the past and may be required in the future to maintain or improve our brand's market position or to introduce new products to the market, and we are increasingly engaging with non-traditional media, including consumer outreach through social media and web-based channels, which may not prove successful. An increase in our marketing and advertising efforts may not maintain our current reputation or lead to increased brand awareness. In addition, since 2022 the industry experienced an increased in paid advertising which impacted our ability to cost-effectively drive traffic to Honest.com. Further, social media platforms frequently change the algorithms that determine the ranking and display of results of a user's search and may make other changes to the way results are displayed, which may negatively affect the placement of our links. In addition, we had also historically depended on Ms. Warren's social media reach and influence to connect with consumers and provide insight on current trends. For example, the Honest Beauty social channels where Ms. Warren was featured frequently in the past have lost significant viewership and engagement over the past two years. Moreover, social media platforms and other digital advertising platforms have increased the costs of digital advertising which has made such marketing less cost effective and partially led us to shift our advertising budget toward retail channels, and in turn reduced the number of visits to our website and social media channels. For example, since the second half of 2022, we made a strategic choice to significantly reduce digital media spending in the face of higher advertising costs, which has and may continue to impact our revenue.

In addition, social media platforms typically require compliance with their policies and procedures, which may be subject to change or new interpretation with limited ability to negotiate, which could negatively impact our marketing capabilities. We may need to shift our marketing strategy and associated costs and those shifts, including any decrease in marketing spend, may negatively impact our consumer awareness and ultimately our operating results. If we are unable to maintain and promote a favorable perception of our brand and products on a cost-effective basis, our business, financial condition, results of operations and prospects could be adversely affected.

Failure to leverage our brand value propositions to compete against private label products, especially during an economic downturn, may adversely affect our ability to achieve or maintain profitability.

In many product categories, we compete not only with other widely advertised branded products, but also with private label products that generally are sold at lower prices. Consumers are more likely to purchase our products if they believe that our products provide greater value than less expensive alternatives. If the difference in perceived value between our brand and private label products narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products at prices that are profitable for us. We believe that in periods of economic uncertainty, such as the current economic uncertainty surrounding the continuing effects of inflation, increased interest rates, increasing prices of our products, and risk of a recession, consumers may purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our products or an unfavorable shift in our product mix, which could have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to develop and maintain our brand, our business could suffer.

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of The Honest Company brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our product offerings, product safety, quality assurance, marketing and merchandising efforts, our continued focus on delivering cleanly-formulated, sustainably-designed, and effective products to our consumers and our ability to provide a consistent, high-quality consumer experience. If our manufacturers or suppliers fail to comply with their contractual obligations, including our quality standards, our brand could be harmed.

Any negative publicity, regardless of its accuracy, could have an adverse effect on our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, suppliers or manufacturers, including changes to our products or packaging, adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could significantly reduce the value of our brand and adversely affect our business, financial condition, results of operations and prospects.

Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our products, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We believe our consumers rely on us to provide them with cleanly-formulated, sustainably-designed, and effective products. Any loss of confidence on the part of consumers in our products or the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, environmental impacts, or inclusion of prohibited ingredients, or ingredients that are perceived to be "toxic", could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or efficacy or suitability for use by a particular consumer or on the environment, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our ability to achieve or maintain profitability and brand image.

For example, in 2015, multiple class action lawsuits were filed against us claiming that certain of our products, including our sunscreen, were ineffective and were not "natural." In 2017, we settled these class action lawsuits by agreeing to labeling changes and a $7.4 million settlement fund. In 2016, multiple class action lawsuits were filed against us claiming that we misled buyers about ingredients in our laundry detergent, dish soap and multi-surface cleaner. In 2017, we settled these class action lawsuits by agreeing to marketing or reformulating changes and a settlement fund of $1.6 million. We have also been the subject of litigation claiming our labels contain inaccurate or misleading information. For example, in 2022, a class action lawsuit was filed against us alleging that our plant-based claim on certain wipes products was deceptive to purchasers. In response to similar claims in the past, we have updated the language on certain of our labels. In addition, we voluntarily recalled certain of our baby wipes and baby powder products in 2017 and one of our bubble bath products in January 2021 due to concerns about potential contamination. Despite successfully completing these recalls, these incidents negatively affected our brand image and required significant time and resources to address.

We also have no control over our products once purchased by consumers. For example, consumers may store or use our products under conditions and for periods of time inconsistent with approved directions for use or the listed "Period After Opening," or required warnings or other governmental guidelines on our labels, which may adversely affect the quality and safety of our products.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers' expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors' products or products using the Honest name in other consumer categories, like beverages and pet food in which we do not own the Honest brand, could reduce consumer demand for our own products if consumers view them to be similar. Any such adverse effect could be exacerbated by our market positioning as a purveyor of cleanly-formulated, sustainably-designed, and effective products and may significantly reduce our brand value. Issues regarding the safety, efficacy, quality, composition or environmental impact of any of our products, regardless of the cause, may have an adverse effect on our brand, reputation and operating results. Further, the growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation. Any loss of confidence on the part of consumers in the quality, safety, efficacy or environmental suitability of our products would be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information. If we do not maintain the favorable perception of our brand, our business, financial condition, results of operations and prospects could be adversely affected.

Economic downturns or a change in consumer preferences, perception and spending habits in the clean products categories, in particular, could limit consumer demand for our products and negatively affect our business.

We have positioned our brand to capitalize on growing consumer interest in clean conscious products. The clean consumer product industry is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Current macroeconomic conditions, including as a result of global pandemics, changing consumer attitudes or behavior or other macroeconomic conditions, such as inflation, tariffs or supply chain disruptions and these macroeconomic conditions can negatively impact consumer discretionary spend for our products. These external economic conditions, including geopolitical uncertainty, have become more challenging and uncertain in recent years. Current and any future economic conditions such as employment levels, business conditions, housing starts, market volatility, interest rates, inflation rates, potential changes in tariffs and trade barriers, energy and fuel costs and tax rates, or our actions in response to these conditions, such as price increases, including our price increases in 2022 and 2023, could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of clean consumer products that consumers purchase where there are alternatives, given that many products in this category often have higher retail prices than do their conventional counterparts.

Further, the product categories in which we operate are subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. The market for diapers and wipes is also subject to changes in birthrates, which have been declining in developed countries like the United States. In addition, media coverage regarding the safety, quality, and environmental suitability of our products or the raw materials, ingredients or processes involved in their manufacturing may damage consumer confidence in our products. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, inflationary pressures and economic uncertainty. If consumer preferences shift away from clean products, our business, financial condition and results of operations could be adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operations, and our business, financial condition, results of operations and prospects could be adversely affected.

If we cannot maintain our Company culture or focus on our purpose as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our mission have been key contributors to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important values. If we fail to maintain our Company culture or focus on our mission, our competitive position and business, financial condition, results of operations and prospects could be adversely affected.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel, and the loss of their services could have an adverse effect on our business, financial condition and results of operations.

Jessica Warren departed as our Chief Creative Officer on April 9, 2024. Jessica Warren is a globally recognized Latina business leader, entrepreneur, advocate, actress, and New York Times bestselling author. We believe that the success of our brand has historically been based in part on our affiliation with Jessica Warren. We had an agreement with Jessica Warren, or the Likeness Agreement, which, among other things, included a license for her likeness and imposed various obligations on us. The Likeness Agreement was terminated as part of Ms. Warren's departure from her Chief Creative Officer position. Resulting from the termination of the Likeness Agreement, we are required to remove certain licensed property from our website, digital assets, social media and Company-owned or -controlled assets, digital assets and sell existing inventory that use the licensed intellectual property on its packaging. Our obligations from the termination of the Likeness Agreement could result in a reduction of our operating margins and cash flow from operations or otherwise adversely affect our business. In connection with the termination of the Likeness Agreement we recorded an inventory write-down of $0.8 million during the year ended December 31, 2024, inclusive of overhead costs and tariffs. Additionally, we earmarked donations of $0.4 million, inclusive of overhead costs and tariffs. We anticipate future inventory write-offs as we are prohibited from selling existing inventory that uses certain specified licensed intellectual property on its packaging. Additionally, the loss of our ability to use Ms. Warren's likeness could result in marketplace confusion, loss of goodwill and/or similar negative consequences. We have also historically depended on Ms. Warren's social media reach and influence to connect with consumers and provide insight on current trends. For example, the Honest Beauty social channels where Ms. Warren was featured frequently in the past have lost significant viewership and engagement over the past two years. The loss of the services of Ms. Warren and the loss of our ability to use Ms. Warren's likeness, could have an adverse effect on our business, financial condition and results of operations.

In addition, our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees, including Carla Vernón, who became our CEO effective January 9, 2023. The market for such positions is competitive. Qualified individuals, like Ms. Vernón with her extensive experience in CPG and with founder-built businesses, are in high demand and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees or our inability to recruit and develop mid-level managers could adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. For example, on January 8, 2025, our Chief Financial Officer notified the Company of his intention to retire during the 2025 fiscal year, effective as of a mutually acceptable date. While we have initiated a search to identify a successor for the Chief Financial Officer position, there is no assurance that we will be able to find an appropriate officer to fill the role quickly or at all or be able to effectively integrate a new Chief Financial Officer once such officer is appointed. The loss of one or more of our executive officers could harm morale, cause additional personnel to depart, or introduce operational delays or risks as successor executives learn our business, each of which could harm our operating results. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and results of operations could be adversely affected.

Use of social media and influencers may adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as, among other things, marketing tools. For example, we maintain Instagram, Facebook, Pinterest, X (formerly Twitter) and TikTok accounts. We also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives. As existing ecommerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use discontinue or reduce their operations or change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire consumers and our financial condition may suffer. Furthermore, as laws and regulations and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, an increase in the use of social media influencers for product promotion and marketing may cause an increase in the burden on us to monitor compliance of the content they post and increase the risk that such content could contain problematic product or marketing claims in violation of applicable laws and regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. We do not control the content that our influencers post, and if we were held responsible for any false, misleading or otherwise unlawful content of their posts or their actions, we could be fined or subjected to other monetary liabilities or forced to alter our practices, which could have an adverse impact on our business.

Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us has in the past and may in the future also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our consumers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

Employee litigation and unfavorable publicity could negatively affect our future business.

Our employees have in the past, and may in the future, bring employment-related lawsuits against us, including regarding injuries, a hostile workplace, discrimination, wage and hour disputes, sexual harassment, or other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms, employer review websites and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related claims have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their business, including their ability to attract and hire top talent. Any employment- or harassment-related claims against our Company or key personnel could negatively affect us in similar or other ways.

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses each year since our inception and we may not be able to achieve or maintain profitability in the future. We incurred net losses of $6.1 million, $39.2 million and $49.0 million in the years ended December 31, 2024, 2023 and 2022, respectively. Even as we try to manage our expenses and despite executing the Transformation Initiative, these efforts may be more costly than we expect and may not result in increased revenue or growth or margin improvements in our business in the future. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, results of operations and prospects could be adversely affected. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects.

We began commercial operations in 2012 and have a limited history of generating revenue at our current scale. As a result of our relatively short operating history at our current scale, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.

Certain of the data that we track is subject to inherent challenges in measurement, and any inaccuracies in such data may negatively affect our business.

We track certain data using internal data analytics tools and we rely on data received from third parties, including third-party platforms, which have certain limitations. Data from these sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our business or of our influencers (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts). We have only a limited ability to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity.

Our methodologies for tracking data may also change over time. If we undercount or overcount performance due to the internal data analytics tools we use or experience issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we track may not be accurate. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If we are not able to obtain and track accurate data, our business, financial condition, results of operations and prospects could be adversely affected.

We rely on independent certification for a number of our products.

We rely on independent third-party certification, such as certifications of some of our products or ingredients as "organic" to differentiate them from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products with specific certification claims, such as the Global Organic Textile Standard for organic cotton in our baby clothing and bedding, the USDA's BioPreferred Program for certified biobased products, the National Eczema Association's NEA Seal of Acceptance, and the NSF/ANSI 305 standards set by Quality Assurance International. For example, we can lose our certifications if we use unapproved raw materials or incorrectly use a certification on product labels or in marketing materials. The loss of any independent certifications could adversely affect our market position and brand reputation as a maker of clean products, and our business, financial condition, results of operations and prospects could be adversely affected.

Our results of operations may fluctuate as a result of price concessions, promotional activities, credits and other factors.

Retailers and third-party ecommerce partners may require price concessions that would negatively impact our margins and our ability to achieve or maintain profitability. If we are not able to lower our cost structure adequately in response to consumer pricing demands, and if we are not able to attract and retain a profitable consumer mix and a profitable product mix, our ability to achieve or maintain profitability could be adversely affected.

In addition, we periodically offer credits through various programs to our retail and ecommerce customers, including temporary price reductions, off-invoice discounts, retailer advertisements, product coupons, market development funds, in-store merchandising and product displays and other trade activities. We also periodically provide credits or other accommodations to our retail and ecommerce customers in the event that products do not conform to specifications or meet expected demand. The cost associated with promotions and credits is estimated and recorded as a reduction in revenue. These price concessions and promotional activities could adversely impact our revenue and changes in such activities could adversely impact period-over-period results. If we are not correct in predicting the performance of such promotions, or if we are not correct in estimating credits, our business, financial condition, results of operations and prospects could be adversely affected.

Significant product returns or refunds could harm our business.

We allow our DTC consumers to return products and we offer refunds, subject to our return and refunds policy. In addition, some of our agreements with our retail or third-party ecommerce partners provide that we are responsible for the costs of certain returns. If product returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, results of operations and prospects could be adversely affected. Further, we and our retail and third-party ecommerce partners modify policies relating to returns or refunds from time to time, and may do so in the future, which may result in consumer dissatisfaction and harm to our reputation or brand, or an increase in the number of product returns or the amount of refunds we make. Additionally, from time to time our products are damaged in transit, which can increase return rates and harm our brand.

Our business may be adversely affected if we are unable to provide our consumers with a technology platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, handheld computers such as notebooks and tablets and television set-top devices, has increased dramatically in recent years. The versions of our website and mobile applications developed for these devices may not be compelling to consumers. Our website and platform are also currently not compatible with voice-enabled products. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time-consuming and could require us to incur substantial expenditures, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms and we may need to devote significant resources to the creation, support and maintenance of such applications. If we or our retail or ecommerce partners are unable to attract consumers to our or their websites or mobile applications through these devices or are slow to develop a version of such websites or mobile applications that are more compatible with alternative devices, we may fail to capture a significant share of consumers in our product categories and could also lose consumers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Further, we continually upgrade existing technologies and business applications and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments and may cause disruption to our business. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. For example, we have not yet integrated honestbabyclothing.com into our systems and our integration efforts for honestbabyclothing.com may not be successful and may negatively impact our consumer growth. In the event that it is more difficult for our consumers to buy products from us on their mobile devices, or if our consumers choose not to buy products from us on their mobile devices or to use mobile products or platforms that do not offer access to our website, we could lose consumers and fail to attract new consumers. As a result, our consumer growth could be harmed and our business, financial condition, results of operations and prospects could be adversely affected.

Severe weather, including hurricanes, earthquakes and natural disasters, could disrupt normal business operations, which could result in increased costs and have an adverse effect on our business, financial condition, results of operations and prospects.

Our services and operations, including several of our fulfillment centers, customer service centers, data centers and corporate offices are located in California, Nevada and Pennsylvania, and other areas and cross dock facilities that are vulnerable to damage or interruption from natural disasters, power losses, telecommunication failures, terrorist attacks, human errors, break-ins and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities could result in lengthy interruptions in our services as well as higher insurance premiums. We may not be able to efficiently relocate our fulfillment and delivery operations due to disruptions in service if one of these events occurs and our insurance coverage may be insufficient to compensate us for such losses. Because the Los Angeles area, where our corporate offices are located, is in an earthquake fault zone and because the Los Angeles area is subject to the increased risk of wildfires, we are particularly sensitive to the risk of damage to, or total destruction of, our primary offices and one of our key fulfillment and delivery centers. Although we are insured up to certain limits against any certain losses or expenses that may result from a disruption to our business due to earthquakes or wildfires, either of these events, if incurred, could adversely affect our business, financial condition, results of operations and prospects.

A disruption in our operations could have an adverse effect on our business.

Our operations, including those of our third-party manufacturers, suppliers and delivery service providers, are subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in information systems, product quality control, safety, licensing requirements and other regulatory issues, as well as natural disasters, pandemics or other public health emergencies, border disputes, acts of terrorism and other external factors over which we and our third-party manufacturers, suppliers and delivery service providers have no control. The loss of, or damage to, the manufacturing facilities or fulfillment centers of our third-party manufacturers, suppliers and delivery service providers could have an adverse effect on our business, financial condition, results of operations and prospects.

We depend heavily on ocean container delivery to receive shipments of certain of our products such as wipes from our third-party manufacturers located in China and contracted third-party delivery service providers to deliver our products to our fulfillment centers located in Las Vegas, Nevada and Breinigsville, Pennsylvania, and from there to our consumers and retail customers. Our third-party manufacturers also rely on ocean container delivery to receive shipments of raw materials and components for our products. Further, we rely on parcel carriers for the delivery of products sold directly to consumers through Honest.com and one major carrier for our domestic freight. Interruptions to or failures in these international and domestic transportation and delivery services have in the past prevented and could in the future prevent the timely or successful delivery of our products. These interruptions or failures may also be due to unforeseen events that are beyond our control or the control of our third-party delivery and transportation service providers, such as truck shortages, labor unrest, political turmoil or natural disasters. There is no assurance that these interruptions or failures will not happen again. For example, a labor strike at a port could negatively impact the delivery of our imported wipes, and the escalating trade dispute between the United States and China, United States and Mexico, and United States and Canada, including any potential tariff or trade barriers, and the increased demand for shipping containers have and may in the future restrict the flow of the goods, including our components and wipes from China to the United States and our diapers from Mexico to the United States. Any failure to provide high-quality delivery services to our consumers may negatively affect the shopping experience of our consumers, damage our reputation and cause us to lose consumers.

Our ability to meet the needs of our consumers and retail customers depends on our and our distribution partners' proper operation of our fulfillment centers in Las Vegas, Nevada and Breinigsville, Pennsylvania, where most of our inventory that is not in transit is housed. Although we currently insure our inventory, our insurance coverage may not be sufficient to cover the full extent of any loss or damage to our inventory or fulfillment centers, and any loss, damage or disruption of this facility, or loss or damage of the inventory stored there, could have an adverse effect on our business, financial condition, results of operations and prospects.

We may incur significant losses from fraud.

We may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a consumer did not authorize a purchase, merchant fraud and consumers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity in our marketplace, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature for online purchases on Honest.com. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and additional expenses and our business, financial condition, results of operations and prospects could be adversely affected.

Our ability to raise capital in the future may be limited and our failure to raise capital may limit our ability to invest in strategic priorities and grow our business.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors in our common stock may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or ability to achieve or maintain profitability. Additionally, our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide, resulting from increased volatility in the trading markets, or otherwise. If we cannot raise funds on acceptable terms, we may be forced to raise funds on undesirable terms, or our business may contract or we may be unable to grow our business or respond to competitive pressures, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

The agreements governing our indebtedness require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise capital through additional debt financing, the terms of any new debt could further restrict our ability to operate our business.

In January 2023, we entered into a first lien credit agreement, or 2023 Credit Facility, with JPMorgan Chase Bank, N.A., as administrative agent and lender, and the other lenders party thereto, which provides for a $35.0 million revolving credit facility maturing on April 30, 2026. Debt under the 2023 Credit Facility is guaranteed by our material domestic subsidiaries and is secured by our and such subsidiaries' assets and property.

The 2023 Credit Facility also contains affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, administrative, reporting and legal covenants, in each case subject to certain exceptions. The negative covenants include, among others, limitations on our and certain of our subsidiaries' abilities to, in each case subject to certain exceptions:
- make restricted payments including dividends and distributions on, redemptions of, repurchases or retirement of our capital stock;
- make certain intercompany distributions;
- incur additional indebtedness and issue certain types of equity;
- sell assets, including capital stock of subsidiaries;
- enter into certain transactions with affiliates;

- incur liens;
- enter into fundamental changes including mergers and consolidations;
- make investments, acquisitions, loans or advances;
- create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;
- make prepayments or modify documents governing material debt that is subordinated with respect to right of payment;
- engage in certain sale leaseback transactions;
- change our fiscal year; and
- change our lines of business.

The 2023 Credit Facility also contains a financial covenant that requires us to maintain a minimum total fixed charge coverage ratio during the periods set forth in the 2023 Credit Facility. As a result of the restrictions described above, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our ability to comply with the covenants and restrictions contained in the 2023 Credit Facility may be affected by economic, financial and industry conditions beyond our control. The restrictions in the 2023 Credit Facility may prevent us from taking actions that we believe would be in the best interests of our business and may have made it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. Even if the 2023 Credit Facility is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

The 2023 Credit Facility includes customary events of default, including failure to pay principal, interest or certain other amounts when due; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain events relating to the Employee Retirement Income Security Act of 1974; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control, in certain cases subject to certain thresholds and grace periods.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness could result in an event of default, which, if not cured or waived, could result in the lenders declaring all obligations, together with accrued and unpaid interest, immediately due and payable and take control of the collateral, potentially requiring us to renegotiate the 2023 Credit Facility on terms less favorable to us. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our business, results of operations, financial condition and future prospects could be adversely affected. In addition, such a default or acceleration may result in the acceleration of any future indebtedness to which a cross-acceleration or cross-default provision applies. If we are unable to repay our indebtedness, lenders having secured obligations, such as the lenders under the 2023 Credit Facility, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our credit facilities. This could have an adverse effect on our business, financial condition, results of operations and prospects and could cause us to become bankrupt or insolvent.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our consumers would have to pay for our products and adversely affect our operating results.

On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under the Wayfair decision, a person requires only a "substantial nexus" with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states, both before and after the Supreme Court's ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. The Supreme Court's Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that states may seek to tax out-of-state retailers, including for prior tax years. Although we believe that we currently collect sales taxes in all states that have adopted laws imposing sales tax collection obligations on out-of-state retailers since Wayfair was decided, a successful assertion by one or more jurisdictions requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers in jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to successfully manage or execute these acquisitions, investments or alliances, or to integrate them with our existing business, could have an adverse effect on us.

From time to time we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies, offerings or products, or enter into strategic alliances, which may enhance our capabilities, expand our outsourcing and supplier network, complement our current products or expand the breadth of our markets.

Acquisitions, investments and other strategic alliances, including our supplier services agreement with Butterblu, involve numerous risks, including:

- problems integrating the acquired business, facilities, technologies or products, including issues maintaining uniform standards, procedures, controls and policies;
- risks associated with quality control and brand reputation;
- unanticipated costs associated with acquisitions, investments or strategic alliances;
- diversion of management's attention from our existing business;
- adverse effects on existing business relationships with suppliers, outsourced private brand manufacturing partners and retail and ecommerce partners;
- risks associated with any dispute that may arise with respect to such strategic alliance;
- risks associated with entering new markets in which we may have limited or no experience;
- potential loss of key employees of acquired businesses; and
- increased legal and accounting compliance costs.

We are currently in discussions with Butterblu regarding our respective obligations under the supplier services agreement pursuant to which Butterblu provides certain design, manufacturing, sales and marketing services to us. As part of the supplier services agreement, we have agreed to purchase and own inventory for the term of the supplier service agreement, which is until December 31, 2026, unless terminated sooner. Butterblu continues to operate and maintain our baby apparel offerings independently through the honestbabyclothing.com website under our supplier services agreement and Honest baby clothing sales are reflected as revenue in our consolidated statements of comprehensive loss. These discussions could result in termination of the supplier services agreement prior to its termination date, potential disputes over our respective obligations or the terms of termination, and costs to us related to the inventory we agreed to purchase and own for the term of the agreement. In addition, any loss of the relationship with Butterblu may negatively impact sales of our baby apparel, which will adversely affect our results of operations. Revenue generated from baby apparel was 12% and 8%, respectively, of our total revenue during the year ended December 31, 2024 and 2023.

Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, facilities, technologies and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, facilities, technologies and products effectively, our business, financial condition, results of operations and prospects could be adversely affected. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses since inception. As of December 31, 2024, we had federal and state net operating loss carryforwards of $313.0 million and $272.0 million, respectively. The federal loss carryforwards, except the federal loss carryforwards arising in tax years beginning after December 31, 2017, begin to expire in 2032 unless previously utilized. Federal net operating losses, or NOLs, arising in tax years beginning after December 31, 2017 have an indefinite carryforward period and do not expire, but the deduction for these carryforwards is limited to 80% of current-year taxable income for taxable years beginning after 2020. In general, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, a corporation that undergoes an "ownership change" (generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may have experienced ownership changes in the past and may experience ownership changes in the future. We performed a study to determine whether net operating losses and credit carryover limitations exist under Section 382 as of December 31, 2020, and determined that a portion of the net operating losses that were generated during 2013 and prior are subject to Section 382 annual limitations. As of December 31, 2024 and 2023, these limitations did not cause any of the limited net operating losses to be permanently lost. In addition, for state income tax purposes, there may be periods during which the use of NOLs or tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Risks Related to Our Dependence on Third Parties

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, warehousing, distribution and logistics, and the loss of any of our key suppliers or logistical service providers could negatively impact our business.

All of the products we offer are manufactured by a limited number of third-party manufacturers, and as a result we have been and may continue to be subject to price fluctuations or demand disruptions. Our operating results have been negatively impacted by increases in the costs of manufacturing our products, and we have no guarantees that costs will not continue to rise. For example, some of our contracts with third-party manufacturers have clauses that trigger good faith renegotiation of purchase costs in the case of significant raw material cost escalation. We renegotiated and agreed to higher purchase prices in 2024 with one of our third-party manufacturers, which may negatively impact our cost of revenue and may have a negative impact on our results of operations in the future. We implemented price increases that took effect in 2022 and 2023 and plan to implement additional price increases in the future as needed to offset input cost inflation. The implementation of these price increases are dependent on acceptance from our customers and accurate input of these pricing changes into our systems and our customers' systems. We have also continued to experience record-high freight and shipping costs. As we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current product categories. Failure to incorporate these price increases into our and our customers' systems may negatively impact our revenue and business results. We may also be limited in our ability to pass increased costs on to consumers, and may experience reduced demand from consumers as a result of our price increases, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the materials used in the manufacture of the products we offer, we and the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

Products and merchandise we receive from manufacturers and suppliers may not be of sufficient quality or free from damage, or such products may be damaged during shipping, while stored in our warehouse fulfillment centers or with third-party ecommerce or retail customers or when returned by consumers. We may incur additional expenses and our brand or reputation could be harmed if customers or consumers and potential consumers believe that our products do not meet their expectations, are not properly labeled or are damaged.

We purchase significant amounts of product supply from a limited number of suppliers with limited supply capabilities. There can be no assurance that our current suppliers will be able to accommodate our anticipated growth or continue to supply current quantities at preferential prices. An inability of our existing suppliers to provide materials in a timely or cost-effective manner could impair our growth and have an adverse effect on our business, financial condition, results of operations and prospects. In addition, we do not maintain long-term supply contracts with many of our suppliers and these suppliers could discontinue selling to us at any time. We do have a long-term supply agreement with Ontex for the manufacture and supply of certain diaper products that ends on January 1, 2027, which either party may terminate if the other party materially breaches the agreement and does not cure the breach within a specified notice period, or upon the other party's insolvency. If the agreement with Ontex is terminated, is not renewed, or if Ontex becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, or if any environmental, economic or other outside factors impact their operations, our ability to procure diaper manufacturing services may be impaired, and we may not be able to obtain, or may face increased costs related to, such services. The loss of Ontex, or of any of our other significant suppliers, or the discontinuance of any preferential pricing or exclusive incentives they currently offer to us could have an adverse effect on our business, financial condition, results of operations and prospects. In December 2022, we amended our agreement with Ontex to increase pricing on certain items, among other terms, which applied for the balance of our agreement with Ontex through 2023 and increased our cost of revenue in 2023. In January 2024, we amended and restated our agreement with Ontex, which included improved pricing on certain items, among other terms, which were reflected in our results of operations for the year ended December 31, 2024. If we are not successful in negotiating future renewals or if we are subject to increased pricing terms, our business, financial condition, results of operations and prospects could be adversely affected.

We continually seek to expand our base of suppliers, especially as we identify new products that necessitate new or additional materials. We also require our new and existing suppliers to meet our ethical and business partner standards. Suppliers may also have to meet governmental and industry standards and any relevant standards required by our consumers, which may require additional investment and time on behalf of suppliers and us. If any of our key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, if any environmental, economic or other outside factors impact their operations or if we are unable to identify or enter into distribution relationships with new suppliers or to replace the loss of any of our existing suppliers, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition, results of operations and prospects could be adversely affected.

Our principal suppliers and customers currently provide us with certain incentives such as volume rebates, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our ability to achieve or maintain profitability. Similarly, if one or more of our suppliers or customers were to offer these incentives, including preferential pricing, to our competitors, our competitive advantage would be reduced, which could have an adverse effect on our business, financial condition, results of operations and prospects.

In 2023, we entered into an agreement with National Distribution Centers, LLC ("NFI") that replaced GEODIS in providing services at our Las Vegas, Nevada fulfillment center. GEODIS Logistics LLC, or GEODIS still manages our warehouse fulfillment center located in Breinigsville, Pennsylvania. NFI and GEODIS provide warehousing, distribution and fulfillment services to us. Our agreements with NFI or GEODIS may be terminated for any reason by us or by NFI or GEODIS, as applicable, on delivery of prior written notice, and are renewable on an annual basis. If the agreement with NFI or GEODIS is terminated, is not renewed or if one fulfillment center is consolidated into another warehouse fulfillment center or if NFI or GEODIS becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, or if any environmental, economic or other outside factors impact their operations, our ability to procure warehousing, distribution and fulfillment services may be impaired, and we may not be able to obtain, or may face increased costs related to, such services and our business, financial condition, results of operations and prospects could be adversely affected. If we are not successful negotiating such renewals, our business, financial condition, results of operations and prospects could be adversely affected as we may have to work with a new provider of warehousing, distribution and fulfillment services which could be disruptive to our operations and further increase our costs.

We rely on third-party suppliers, manufacturers, retail and ecommerce customers and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

We do not own or operate any manufacturing facilities. We use multiple third-party suppliers and manufacturers based primarily in the United States, China and Mexico and other countries to a lesser extent, to source, manufacture and partner with us for the innovation of all of our products, including product components, under our owned brand. We engage many of our third-party suppliers and manufacturers on a purchase order basis and in some cases are not party to long-term contracts with them. The ability and willingness of these third parties to supply, manufacture and to partner in innovation of our products may be affected by raw material availability and prices, competing orders placed by other companies and the demands of those companies. Our operating results have been negatively impacted by increases in the costs of manufacturing our products, and we have no guarantees that costs will not continue to rise. For example, some of our contracts with third-party manufacturers have clauses that trigger good faith renegotiation of purchase costs in the case of significant raw material cost escalation. In 2021, we were informed by two third-party manufacturers that those hurdles had been met. In addition, in 2022, we received requests from the same two third-party manufacturers to renegotiate purchase costs due to continued increases in raw material costs. As a result, we negotiated and agreed to higher purchase prices which negatively impacted our cost of revenue in 2022 and 2023. If we experience significant increases in demand, or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements. Furthermore, our reliance on suppliers and manufacturers outside of the United States, the number of third parties with whom we transact and the number of jurisdictions to which we sell complicates our efforts to comply with customs duties and excise taxes; any failure to comply could adversely affect our business.

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our brand and business or cause consumer dissatisfaction. For example, as disinfecting and sanitization products faced supply chain challenges during the COVID-19 pandemic, decelerating market demand and aging and slower turning inventory, we had received some product quality complaints from customers and consumers that resulted in additional refunds, returns, write-offs and remediation costs. Remediation costs would be significant, including the cost to rework a product to be in sellable condition or the cost to destroy a product that cannot be remediated, and while immaterial as of December 31, 2024, it could have an adverse effect on our business, financial condition and results of operations. Quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products.

We have also outsourced portions of our fulfillment process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, we are dependent on third-party vendors for credit card processing, and we use third-party hosting and networking providers to host our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to being performed under our management and direct control or that of a third party, could have an adverse effect on our business, financial condition, results of operations and prospects. We are not party to long-term contracts with some of our retail and ecommerce customers, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all.

Further, our third-party manufacturers, suppliers and retail and ecommerce customers may:

- have economic or business interests or goals that are inconsistent with ours;
- take actions contrary to our instructions, requests, policies or objectives;
- be unable or unwilling to fulfill their obligations under relevant purchase orders or manufacturing or supply agreements, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

- have financial difficulties;
- encounter raw material or labor shortages;
- encounter increases in raw material or labor costs which may affect our procurement costs;
- encounter difficulties with proper payment of custom duties or excise taxes;
- disclose our confidential information or intellectual property to competitors or third parties;
- engage in activities or employ practices that may harm our reputation; and
- work with, be acquired by, or come under control of, our competitors.

If our third-party suppliers and manufacturers do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, financial condition, results of operations and prospects could be harmed.

Our reputation and our consumers' willingness to purchase our products depend in part on our suppliers', manufacturers', and retail customers' compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. While we require that our suppliers agree to our Supplier Code of Conduct, we do not exercise control over our suppliers, manufacturers, and retail customers and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retail customers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability, and additional costs that would harm our reputation, business, financial condition, results of operations and prospects.

If we or our distribution partners do not successfully optimize, operate and manage the expansion of the capacity of our warehouse fulfillment centers, our business, financial condition, results of operations and prospects could be adversely affected.

We have warehouse fulfillment centers located in Las Vegas, Nevada and Breinigsville, Pennsylvania, which are managed by our distribution partners, NFI and GEODIS, respectively. If we or any distribution partners do not optimize and operate our warehouse fulfillment centers successfully and efficiently, this could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. In addition, if we or any distribution partners do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our consumers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our consumers. We and our distribution partner may experience disruptions to the operations of our fulfillment centers, which may negatively impact our and our distribution partner's ability to fulfill orders in a timely manner, which could harm our reputation, relationships with consumers and business, financial condition, results of operations and prospects. We have designed and established our own fulfillment center infrastructure, including customizing inventory and package handling software systems, which are tailored to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver purchases to our DTC consumers and merchandise inventory to our retail and ecommerce partners and could have an adverse effect on our reputation and ultimately, our business, financial condition, results of operations and prospects.

Although we currently rely on our distribution partners, we have in the past and may in the future add short-term warehouse fulfillment centers and/or other distribution capacity as our business continues to grow. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our business, financial condition, results of operations and prospects could be adversely affected. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our consumers may experience delays in receiving their purchases, which could harm our reputation and our relationships with our consumers, and we would need to increase our capital expenditures more than anticipated and in a shorter time frame than we currently anticipate. Our ability to expand our fulfillment center capacity, including our ability to secure suitable facilities and recruit qualified employees, may be affected by macroeconomic conditions, and there may be delays or increased costs associated with such expansion. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations as our business continues to grow. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could have an adverse effect on our business, financial condition, results of operations and prospects.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.

We primarily rely on one major vendor for our DTC shipping requirements and two major vendors for our inbound domestic freight. If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience performance problems or other difficulties, this could negatively impact our operating results and our consumer experience. Shipping vendors have and may continue to impose shipping surcharges from time to time. In addition, our ability to receive inbound inventory efficiently and ship products to consumers and retailers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes, customs and tax requirements and similar factors. For example, strikes at major international shipping ports have in the past impacted our supply of inventory from our third-party manufacturers, and the escalating trade dispute between the United States and China, the United States and Mexico, and the United States and Canada has and may in the future lead to increased tariffs or trade barriers, and the revocation of current tariff exclusions for certain of our products, which may restrict the flow of goods from China, Mexico, and/or Canada to the United States. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our consumers could become dissatisfied and cease shopping on our site or retailer or third-party ecommerce sites, which could have an adverse effect on our business, financial condition, operating results and prospects.

We are subject to risks related to online payment methods, including third-party payment processing-related risks.

We currently accept payments using a variety of methods, including credit card, debit card, PayPal and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud and other risks. We also rely on third parties to provide payment processing services, and for certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and affect our ability to achieve or maintain profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI-DSS, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third-party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may have to pay onerous and significant fines, penalties and assessments arising out of the major card brands' rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods and services, which could materially impact our operations and financial performance.

Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. As we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments.

We also occasionally receive orders placed with fraudulent data and we may ultimately be held liable for the unauthorized use of a cardholder's card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction. If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.

Risks Related to Legal and Governmental Regulation

Health and safety incidents or advertising inaccuracies or product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling our products and baby clothing and nursery bedding products involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding product safety. Illness, injury or death related to allergens, illnesses, foreign material contamination or other product safety incidents caused by our products, or involving our suppliers, could result in the disruption or discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. For example, in 2015 multiple class action lawsuits were filed against us claiming that certain of our products, including our sunscreen, were ineffective and were not "natural," which also resulted in an investigation by the Food and Drug Administration, or the FDA. In 2016 multiple class action lawsuits were filed against us claiming that we misled buyers about ingredients in our laundry detergent, dish soap and multi-surface cleaner. In 2022, a class action lawsuit was filed against us alleging that our plant-based claim on certain wipes products was deceptive to purchasers. In addition, we voluntarily recalled certain of our baby wipes and baby powder products in 2017. We also voluntarily recalled one of our bubble bath products in January 2021 due to concerns about potential contamination. Despite successfully completing these recalls, these incidents negatively affected our brand image and required significant time and resources to address.

Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence, breach of warranty, false advertising or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of adverse reactions, ineffectiveness or other safety incidents could also adversely affect the price and availability of affected materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of contamination, defects, or misbranding or other regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our retail or ecommerce customers, or our consumers, depending on the circumstances, to conduct a recall in accordance with FDA, the Consumer Product Safety Commission, or CPSC, the USDA, the U.S. Environmental Protection Agency, or EPA, or other federal regulations and policies, and comparable state laws, regulations and policies. Product recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing retail or ecommerce partners or consumers and a potential negative impact on our ability to attract new consumers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could be outside the scope of our existing or future insurance policy coverage or limits.

In addition, companies that sell similar and other products have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any such company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into products, as well as product substitution. Governmental regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Further, many products that we sell carry or are advertised with claims as to their origin, ingredients or health, wellness, environmental or other benefits or attributes, including, by way of example, the use of the terms "natural", "organic", "clean", "clean conscious", "sustainable", "compostable", "plant-based" or "naturally derived," or similar synonyms or implied statements relating to such benefits or attributes. Although the FDA, FTC, and the USDA each has issued statements regarding the appropriate use of the word "natural," there is no single, U.S. government regulated definition of the term "natural" or related concepts like "naturally derived" for use in the personal care industry, which is true for many other adjectives common in the clean conscious product industry. The resulting uncertainty has led to legal challenges. Plaintiffs have commenced legal actions against numerous companies that market "natural", "naturally derived" or "clean" products or ingredients, asserting false, misleading and deceptive advertising and labeling and breach of warranty claims, including claims alleging the presence of genetically modified or synthetic ingredients, including synthetic or highly processed forms of otherwise natural ingredients. In limited circumstances, both the FDA and FTC have taken regulatory action against products labeled or advertised "natural" but that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded, and the cost of defending against any such claims could be significant. For example, a class action lawsuit was filed against us in 2022 alleging that our plant-based claim on certain wipes products was deceptive to purchasers. While the case was ultimately resolved, the cost of defending the lawsuit was significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling, advertising or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which could have an adverse effect on our business, financial condition, results of operations and prospects.

The USDA enforces federal standards for organic production and use of the term "organic" on product labeling for food and other agricultural products. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law. Failure to comply with these requirements may subject us to liability or regulatory enforcement. Consumers may also pursue state law claims challenging use of the organic label as being intentionally mislabeled or misleading or deceptive to consumers.

In addition, certain of the cleaning products, including the disinfectant products, we sell require approval from and registration with the EPA prior to sale. Products that expressly or impliedly claim to control microorganisms that pose a threat to human health may be subject to additional regulatory scrutiny and need to be supported by additional efficacy data. Should we advertise or market these EPA regulated products with claims that are not permitted by the terms of their registration or are otherwise false or misleading, the EPA may be authorized to take enforcement action to prevent the sale or distribution of disinfectant products. False or misleading marketing claims concerning a product's EPA registration or its efficacy may also create the risk for challenges under state law at the consumer level.

We are subject to extensive governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and our failure to comply may result in enforcements, recalls, and other adverse actions.

We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public and worker health and safety, natural resources, the environment and consumers. Our operations are subject to regulation by the Occupational Safety and Health Administration, or OSHA, the FDA, the CPSC, the USDA, the FTC, EPA, and by various other federal, state, local and foreign authorities regarding the manufacture, processing, packaging, storage, sale, order fulfillment, advertising, labeling, import and export of our products. Certain of the cleaning products, including the disinfectant products, we sell may require EPA registration and approval prior to sale.

In addition, we and our manufacturing partners are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the EPA, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our manufacturing partners) material costs to comply with current or future laws and regulations or in any required product recalls. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects. In addition, changes in the laws and regulations to which we are subject, or in the prevailing interpretations of such laws and regulations by courts and enforcement authorities, could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our products are also subject to state laws and regulations, such as California's Proposition 65, or Prop 65, which requires a specific warning on any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level. We have in the past been subject to lawsuits brought under Prop 65, and if we fail to comply with Prop 65 in the future, it may result in lawsuits and regulatory enforcement that could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects. Further, the inclusion of warnings on our products to comply with Prop 65 could also reduce overall consumption of our products or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, all of which could adversely affect our reputation, business, financial condition, results of operations and prospects. These developments, depending on the outcome, could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.

Changes in existing laws or regulations or related official guidance, or the adoption of new laws or regulations or guidance, may increase our costs and otherwise adversely affect our business, financial condition, results of operations and prospects.

The manufacture and marketing of our products is highly regulated. We and our suppliers and manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, import, distribution and order fulfillment, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the United States, we are subject to regulation by various government agencies, including OHSA, the FDA, the USDA, the FTC, the CPSC, and the EPA, the California Air Resources Board, or CARB, as well as various other federal, state and local agencies. We are also regulated outside the United States by various international regulatory bodies. In addition, we are subject to certain standards, such as the Global Food Safety Initiative, standards and review by voluntary organizations, such as BBB National Programs' National Advertising Division. We could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.

The regulatory environment in which we operate has changed in the past could change significantly and adversely in the future. For example, in December 2009, the FTC substantially revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising, or "Endorsement Guides," to eliminate a safe harbor principle that formerly recognized that advertisers could publish consumer testimonials that conveyed truthful but extraordinary results from using the advertiser's product as long as the advertiser clearly and conspicuously disclosed that the endorser's results were not typical. Similarly, in 2012, the FTC announced revisions to its Guides For The Use Of Environmental Marketing Claims, or the "Green Guides," that assist advertisers in avoiding the dissemination of false or deceptive environmental claims for their products. The Green Guides revisions introduced new and proscriptive guidance regarding advertisers' use of product certifications and seals of approval, "recyclable" claims, "renewable materials" claims, "carbon offset" claims and other environmental benefit claims. Although we strive to adapt our marketing efforts to evolving regulatory requirements and related guidance, we may not always anticipate or timely identify changes in regulation or official guidance that could impact our business, with the result that we could be subjected to litigation and enforcement actions that could adversely affect our business, financial condition, results of operations and prospects. Future changes in regulations and related official guidance, including the Endorsement Guides and Green Guides, could also introduce new restrictions that impair our ability to market our products effectively and place us at a competitive disadvantage with competitors who depend less than we do on environmental marketing claims and social media influencer relationships.

Moreover, any change in manufacturing, advertising, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our business, financial condition, results of operations and prospects. New or revised government laws, regulations or guidelines could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Failure by our network of retail and ecommerce partners, suppliers or manufacturers to comply with product safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our network of retail and ecommerce partners, suppliers or manufacturers fail to comply with environmental, health and safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted and our reputation could be harmed. Additionally, our retail and ecommerce partners, suppliers and manufacturers are required to maintain the quality of our products and to comply with our standards and specifications. In the event of actual or alleged non-compliance, we might be forced to find alternative retail or ecommerce partners, suppliers or manufacturers and we may be subject to lawsuits and/or regulatory enforcement actions related to such non-compliance by the suppliers and manufacturers. As a result, our supply of our products could be disrupted or our costs could increase, which could adversely affect our business, financial condition, results of operations and prospects. The failure of any partner or manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, government or third-party actions and economic loss. For example, a manufacturer's failure to meet cGMPs, could result in the delivery of product that is subject to a product recall, product liability litigation, or government investigations. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, could have an adverse effect on our business, financial condition, results of operations and prospects.

Class action litigation, other legal claims and regulatory enforcement actions could subject us to liability for damages, civil and criminal penalties and other monetary and non-monetary liability and could otherwise adversely affect our reputation, business, financial condition, results of operations and prospects.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to a heightened risk of consumer class action litigation, other legal claims, government investigations or other regulatory enforcement actions. The product marketing and labeling practices of companies operating in our product categories and clean conscious products segments of the marketplace receive close scrutiny from the private plaintiff's class action bar and from public consumer protection agencies. Accordingly, there is risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general or other consumer protection law enforcement authorities will bring legal actions concerning the truth and accuracy of our product marketing and labeling claims. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, false advertising, unfair and deceptive practices, negligent misrepresentation, unjust enrichment, breach of warranty and breach of state consumer protection statutes. We have been targeted with such litigation in the past. For example, in 2015, multiple class action lawsuits were filed against us claiming that certain of our products, including our sunscreen, were ineffective and were not "natural." In 2017, we settled these class action lawsuits by agreeing to labeling changes and a $7.4 million settlement fund. In 2016, multiple class action lawsuits were filed against us claiming that we misled buyers about ingredients in our laundry detergent, dish soap and multi-surface cleaner. In 2017, we settled these class action lawsuits by agreeing to marketing or reformulating changes and a settlement fund of $1.6 million. In 2022, a class action lawsuit was filed against us alleging that our plant-based claim on certain wipes products was deceptive to purchasers. While the case was ultimately resolved, the cost of defending the lawsuit was significant.

We have also been the subject of litigation claiming our labels contain inaccurate or misleading information. In response, we have updated the language on certain of our labels. Changes in our labels could reduce overall consumption of our products or leave consumers with the perception (whether or not valid) that our products do not meet their safety, efficacy or clean conscious needs, which could adversely affect our reputation, business, financial condition, results of operations and prospects. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, consultants, independent contractors, suppliers, manufacturers or retail or ecommerce partners will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties and liabilities that could adversely affect our product sales, reputation, financial condition and operating results. These liabilities could include obligations to reformulate products or remove them from the marketplace, as well as obligations to disgorge revenue and to accept burdensome injunctions that limit our freedom to market our products. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our reputation, business, brand image, financial condition, results of operations and prospects.

Furthermore, although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities, as a result of civil or criminal penalties or otherwise, or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such liabilities, including inventory and business interruption losses, may not be covered by our insurance policies. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

We are, and may in the future become, party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. For a description of our material pending legal proceedings, please see Note 10, *Commitments and Contingencies*, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have an adverse effect on our business, financial condition, results of operations and prospects. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Increasing scrutiny and evolving expectations from stakeholders with respect to our ESG practices, performance, commitments and disclosures may impact our reputation, increase our costs and impact our access to capital.

We may be subject to stakeholder scrutiny related to our Environmental, Social, Governance ("ESG") practices, commitments, performance and disclosures. We have certain policies and/or programs, including with respect to responsible ingredients and sustainability, safety and health, human capital management, social performance and community relations, diversity and inclusion and/or supply chain code of conduct. Our stakeholders might be dissatisfied with these practices, commitments, performance and/or disclosures, or their adoption, implementation and success or lack thereof. Investor advocacy groups, certain institutional investors, investment funds, creditors and other investors have been focused, and may continue to focus on ESG, including diversity and inclusion, practices and in recent years have placed importance on the ESG implications on and of their investments. If we do not meet our stakeholders' evolving expectations on these topics, our reputation, access to and cost of capital, stock price, and ability to attract and retain customers, consumers and talent could be negatively impacted and we may face the risk of litigation.

Our ESG disclosures, including on our ingredients, ideals, and industries, may reflect goals, aspirations, commitments, cost estimates and other expectations and assumptions, including over long timeframes, which are based on available data and estimates, and may be refined or expanded over time, and may not be realized. Our climate or other ESG claims or goals could result in additional regulatory disclosure obligations, or expose the Company to regulatory, customer, or other stakeholder scrutiny.

Ensuring that there are adequate systems and processes in place to comply with the various ESG tracking and disclosure obligations will require management's time and expense. If we do not adapt to or comply with government regulations, investor or stakeholder expectations, including with respect to evolving disclosure standards and frameworks, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, cost of capital and/or stock price could be adversely affected.

Further, being associated with activities by suppliers, contractors or other affiliates that have or are perceived to have individual or cumulative impacts on the environment, climate, biodiversity and land management, or water access and management that do not meet our stakeholders' expectations could negatively affect our reputation and impose additional costs.

We and the third parties with whom we work are subject to stringent and changing domestic and foreign laws, regulations, and rules, contractual data privacy and security obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; have an adverse effect on our business, financial condition, results of operations and prospects; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business we process, and our vendors process on our behalf, personal information and other sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, sensitive third-party information, and other information necessary to provide and deliver our products through our DTC channel to operate our business, for legal and marketing purposes, and for other business-related purposes. Our data Processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the Processing of personal information by us and on our behalf.

Data privacy and information security has become a significant issue in the United States, countries in Europe, and in many other countries in which we operate and where we offer our products and services. The legal and regulatory framework for privacy and security issues is rapidly evolving and is expected to increase our compliance costs and exposure to liability. There are numerous federal, state, local, and foreign laws, orders, codes, regulations and regulatory guidance regarding privacy, information security and processing consumer protection laws, and other similar laws (which we collectively refer to as Data Protection Laws), the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules, laws or Data Protection Obligations (defined below). We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws may have on our business. Any significant change to Data Protection Laws and Data Protection Obligations, including without limitation, regarding the manner in which the express or implied consent of consumers for processing is obtained, could increase our costs and require us to modify our operations, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process consumer information and operate our business.

We are also subject to the terms of our external and internal privacy and security policies, codes, marketing materials, whitepapers, and other statements and representations, certifications, industry standards, publications and frameworks (which we collectively refer to as Privacy Policies) and contractual obligations to third parties related to privacy, information security and processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with Data Protection Laws or other obligations (which we collectively refer to as Data Protection Obligations).

In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act, or CCPA, the Telephone Consumer Protection Act, or TCPA, the Controlling the Assault of Non-Solicited Pornography And Marketing Act, or CAN-SPAM, other state and federal laws relating to privacy and data security, and other similar laws (e.g., wiretapping laws). The TCPA imposes various consumer consent requirements and other restrictions on certain telemarketing activity and other communications with consumers using technology such as telephones, mobile devices, and text messages. TCPA violations can result in significant financial penalties, as businesses can incur penalties or criminal fines imposed by the Federal Communications Commission or be fined up to $1,500 per violation through private litigation or state attorneys general or other state actor enforcement. Class action suits are the most common method for private enforcement. Many states have enacted telemarketing laws and regulations that are even more proscriptive than the TCPA and that pose additional litigation and regulatory enforcement risks. Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA applies to personal information of consumers, business representatives, and employees who are California residents, and requires businesses to make specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights, such as those noted below. The CCPA provides for administrative fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels and we expect more states to pass similar laws in the future. If and as we become subject to new data privacy laws, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase (including individuals, via a private right of action, and state actors) and these developments further complicate compliance efforts, and increase legal risk and compliance costs for us, and the third parties upon whom we rely. Additionally, under various Data Protection Laws and Data Protection Obligations, we may be required to obtain certain consents to process personal information. For example, some of our data processing practices may be challenged under wiretapping laws, if we obtain consumer information from third parties through various methods, including chatbot providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to do so could result in adverse consequences, including class action litigation and mass arbitration demands.

In addition, we are also subject to the Payment Card Industry Data Security Standard ("PCI DSS"). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI-DSS can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and revenue losses. We may also rely on vendors to process payment card data, and those vendors may be subject to PCI DSS, and our business may be negatively affected if our vendors are fined or suffer other consequences as a result of PCI DSS noncompliance.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, in Canada, the Personal Information Protection and Electronic Documents Act ("PIPEDA") and various related provincial laws, as well as Canada's Anti-Spam Legislation ("CASL"), may apply to our operations and the European Union's General Data Protection Regulation, or GDPR, and the United Kingdom's GDPR, or UK GDPR, imposes strict requirements for processing the personal data of individuals. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Also, following the expiry of the post-Brexit transitional arrangements, the United Kingdom Information Commissioner's Office is not able to be our "lead supervisory authority" in respect of any "cross border processing" for the purposes of the GDPR. For so long as we are unable to, and/or do not, designate a lead supervisory authority in an EEA member state, with effect from January 1, 2021, we are not able to benefit from the GDPR's "one stop shop" mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the United Kingdom and the EEA, we could be investigated by, and ultimately fined by the United Kingdom Information Commissioner's Office and the supervisory authority in each and every EEA member state where data subjects have been affected by such violation. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses (SCCs), the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Additional regulatory guidance has been released that seeks to imposes additional obligations on companies seeking to rely on SCCs, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. Moreover, due to potential legal challenges, there exists some uncertainty regarding whether the Standard Contractual Clauses will remain a valid mechanism for transfers of personal data out of the EEA. As such, any transfers by us or our vendors of personal information from Europe may not comply with European data protection law; may increase our exposure to the GDPR's heightened sanctions for violations of its cross-border data transfer restrictions; may increase exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from Europe or elsewhere; and may reduce demand for our products from companies subject to European data protection laws. Companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations. The inability to import personal data to the United States could significantly and negatively impact our business operations, limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws; or requiring us to increase our personal data processing capabilities and infrastructure in Europe and/or elsewhere at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our products and operating our business. Regulators in the United States such as the Department of Justice are also increasingly scrutinizing certain personal data transfers and have proposed and may enact certain data localization requirements.

Additionally, individuals are increasingly resistant to the collection, use, and sharing of personal data to deliver targeted advertising. Third-party platforms have introduced (or plan to introduce) measures to provide users with more privacy controls over targeted advertising activities, and regulators (including in the EEA/UK) are heavily scrutinizing the use of technologies used to deliver such advertisements. Our business is materially reliant on revenue from behavioral, interest-based, or tailored advertising (collectively, "targeted advertising"), but delivering targeted advertisements is becoming increasingly difficult due to changes to our ability to gather information about user behavior through third-party platforms, new laws and regulations, and consumer resistance. Major technology platforms on which we rely to gather information about consumers have adopted or proposed measures to provide consumers with additional control over the collection, use, and sharing of their personal data for targeted advertising purposes. For example, in 2021, Apple began allowing users to more easily opt-out of activity tracking across devices, which has impacted and may continue to impact our business. In February 2022, Google announced similar plans to adopt additional privacy controls on its Android devices to allow users to limit sharing of their data with third parties and reduce cross-device tracking for advertising purposes. Additionally, Google has announced that it intends to phase out third-party cookies in its Chrome browser, which could make it more difficult for us to target advertisements. Other browsers, such as Firefox and Safari, have already adopted similar measures. In addition, legislative proposals and present laws and regulations regulate the use of cookies and other tracking technologies, electronic communications, and marketing. For example, in the EEA and the UK, regulators are increasingly focusing on compliance with requirements related to the targeted advertising ecosystem. European regulators have issued significant fines in certain circumstances where the regulators alleged that appropriate consent was not obtained in connection with targeted advertising activities. It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes. In the United States, the CCPA, for example, grants California residents the right to opt-out of a company's sharing of personal data for advertising purposes in exchange for money or other valuable consideration, and requires covered businesses to honor user-enabled browser signals from the Global Privacy Control. Partially as a result of these developments, individuals are becoming increasingly resistant to the collection, use, and sharing of personal data to deliver targeted advertising. Individuals are now more aware of options related to consent, "do not track" mechanisms (such as browser signals from the Global Privacy Control), and "ad-blocking" software to prevent the collection of their personal data for targeted advertising purposes. As a result, we may be required to change the way we market our products, and any of these developments or changes could materially impair our ability to reach new or existing customers or otherwise negatively affect our operations.

We are also bound by contractual data privacy and security obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials, whitepapers, and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, regarding data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Our obligations related to data privacy and security (and consumers' data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources), which may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal information on our behalf. In addition, these obligations may require us to change our business model. Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual data privacy and security obligations could result in adverse effects, including inability to operate our business and proceedings against us by governmental entities or others.

We strive to comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations to the extent possible, but we may at times fail to do so, or may be perceived to have failed to do so. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences, including, but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal information; orders to destroy or not use personal information; and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations; inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial revision or restructuring of our business model or operations.

Government regulation of the Internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, sales practices and Internet neutrality. It is not clear how some existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as many of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or ecommerce. Our subscription programs are also subject to a complex and evolving body of domestic and international consumer protection laws and regulations that govern automatically renewing purchase agreements and that vary from jurisdiction to jurisdiction. It is possible that general business regulations and laws, laws specifically governing the Internet or ecommerce, and automatic renewal laws governing product subscription programs may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website and mobile applications by customers and suppliers and may result in the imposition of monetary liabilities and burdensome injunctions. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects.

We rely on a variety of marketing techniques and practices, including email and social media marketing, online targeted advertising, cookie-based processing, and postal mail to sell our products and services and to attract new consumers, and we, and our vendors, are subject to various current and future Data Protection Laws and Data Protection Obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party "cookies" and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools.

Developments in labor and employment law and any unionizing efforts by employees could have an adverse effect on our business, financial condition, results of operations and prospects.

We face the risk that Congress, federal agencies or one or more states could approve legislation or regulations significantly affecting our businesses and our relationship with our employees and other individuals providing valuable services to us, such as our influencers. For example, the previously proposed federal legislation referred to as the Employee Free Choice Act would have substantially liberalized the procedures for union organization. None of our employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Additionally, given the National Labor Relations Board's "speedy election" rule, our ability to timely and effectively address any unionizing efforts would be difficult. If we enter into a collective bargaining agreement with our employees, the terms could have an adverse effect on our costs, efficiency and ability to generate acceptable returns on the affected operations.

Federal and state wage and hour rules establish minimum salary requirements for employees to be exempt from overtime payments. For example, among other requirements, California law requires employers to pay employees who are classified as exempt from overtime a minimum salary of at least twice the minimum wage, which is $68,640 per year as of January 1, 2025 for executive, administrative and professional employees with employers that have 26 or more employees. Minimum salary requirements impact the way we classify certain employees, increases our payment of overtime wages and provision of meal or rest breaks, and increases the overall salaries we are required to pay to currently exempt employees to maintain their exempt status. As such, these requirements could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property and Information Technology

We are increasingly dependent on information technology and our ability to process data in order to operate and sell products, and if our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions to our business operations; interruptions in our ability to provide our goods and services exposure to liability; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

We rely on information technology networks and systems and data processing (some of which are managed by third-parties) to market, sell and deliver our products and services, to fulfill orders, to collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of and share (which we collectively refer to as Process or Processing) personal information, sensitive, confidential or proprietary information, financial information and other information (which we collectively refer to as sensitive information), to manage a variety of business processes and activities, for financial reporting purposes, to operate our business, process orders and to comply with regulatory, legal and tax requirements (which we collectively refer to as Business Functions).

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, and our customers may fundamentally change our business model. The risk of unauthorized circumvention of our security measures or those of our third parties has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers, threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors who now engage and are expected to engage in cyber-attacks. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We and the third parties with whom we work may be subject to a variety of evolving threats, including without limitation, the theft or misuse of personal and financial information, counterfeiting, "phishing" or social engineering attacks, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks (such as credential stuffing), malicious code (such as viruses and worms), supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, malware (including as a result of advanced persistent threat intrusion), fraudulent payment and identity theft, earthquakes, fires, floods, and other similar threats. Because the techniques used by hackers change frequently, we may be unable to anticipate these techniques or implement adequate preventive measures. Our applications, systems, networks, software and physical facilities could have material vulnerabilities, be breached or personal or confidential information could be otherwise compromised due to employee error or malfeasance. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, software, applications, systems, networks, sensitive information, and/or physical facilities utilized by our vendors. Improper access to our systems or databases could result in the theft, publication, deletion or modification of personal information, confidential or proprietary information, financial information and other information.

Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third parties' supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our products and services) or the third-party information technology systems that support us and our services.

As outlined above, we work with third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We also work with third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties' cybersecurity practices is limited outside of standard system and organizational control reports review procedures, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. And, while we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

Remote work has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may also expend significant resources or modify our business activities in an effort to protect against security incidents in the future. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and data. Despite our efforts to ensure the security, privacy, integrity, confidentiality, availability, and authenticity of information technology networks and systems, Processing and information, there can be no assurance that these measures will be effective. The recovery systems, security protocols, network protection mechanisms and other security measures that we have integrated into our systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security breach because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security breach has occurred. We also take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Any of the previously identified or similar threats could cause a security breach or other interruption. Any material disruption of our networks, systems or data processing activities, or those of our third parties, could disrupt our ability to provide our products and services, and to undertake, and cause a material adverse impact to, our Business Functions and our business, reputation and financial condition. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, or otherwise suffers damage, security breaches, vulnerabilities, disruption or shutdown, and we do not effectively resolve the issues in a timely manner, we may experience material adverse consequences, to our Business Functions and our business, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business. For example, a security breach or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to information. Our DTC and ecommerce operations are critical to our business and our financial performance. Our website serves as an effective extension of our marketing strategies by exposing potential new consumers to our brand, product offerings and enhanced content. Due to the importance of our website and DTC operations, any material disruption of our networks, systems or data processing activities related to our websites and DTC operations could reduce DTC sales and financial performance, damage our brand's reputation and materially adversely impact our business. In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

We have not always been able in the past and may be unable in the future to detect, anticipate, measure or prevent threats or techniques used to detect or exploit vulnerabilities in our (or our third parties') information technology, services, Processing, communications systems, or software. In addition, security researchers and other individuals have in the past and will continue in the future to actively search for and exploit actual and potential vulnerabilities in our (or our third parties') information technology, services, communications or software. We expect similar issues to arise in the future as our products and services are more widely adopted, and as we continue to expand the features and functionality of existing products and services and introduce new products and services. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems (including our products), our efforts may not be successful. The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business.

We may have contractual and other legal obligations to notify relevant stakeholders of any security breaches. Most jurisdictions have enacted laws requiring companies to notify relevant stakeholders, including affected individuals, customers, regulatory authorities, investors, and others of security breaches involving certain types of data. In addition, our agreements with certain consumers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. Further, the SEC has adopted new rules that require us to provide greater disclosures around our cybersecurity risk management, strategy, and governance and reactive issues (e.g., security incidents). Complying with these obligations, including making any such disclosures, can be costly, and the disclosures we make to comply with, or the failure to comply with, such requirements could lead to adverse consequences. If we (or our third parties) experience a security breach or are perceived to have experienced a security breach, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing information (including personal information); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of information); financial loss; and other similar harms. Security breaches and attendant consequences may cause customers to stop using our products or services, deter new customers from using our products or services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate to protect us from or to mitigate liabilities arising out of our privacy and security practices. In addition, we cannot be sure that such coverage will continue to be available on commercially reasonable and acceptable terms or at all, or that such coverage will pay any future claims or loss.

We may be unable to adequately obtain, maintain, protect and enforce our intellectual property rights.

We regard our brand, consumer lists, trademarks, trade dress, domain names, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on trademark, copyright and patent law, trade secret protection, and confidentiality agreements with our employees and others to protect our proprietary rights.

Effective intellectual property protection may not be available in every country in which our products are, or may be made, available. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing, misappropriating or otherwise violating our proprietary rights, and we may be unable to broadly enforce all of our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation.

Our pending and future patent and trademark applications may never be granted. Additionally, the process of obtaining patent and trademark protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent and trademark applications at a reasonable cost or in a timely manner. There can be no assurance that our issued patents and registered trademarks or pending applications, if issued or registered, will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent, trademark and other intellectual property rights are constantly evolving and vary by jurisdiction. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights.

We further rely on confidentiality agreements to protect our intellectual property rights. Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. The effectiveness of these agreements are important as some of our formulations have been developed by or with our suppliers and manufacturers. However, we may fail to enter into confidentiality agreements with all parties who have access to our trade secrets or other confidential information. In addition, parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even if we are successful in prosecuting such claims, any remedy awarded may be insufficient to fully compensate us for the improper disclosure or misappropriation. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which could have an adverse effect on our business, financial condition, results of operations and prospects.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We consider our trademarks to be valuable assets that reinforce our brand and consumers' perception of our products. We have invested a significant amount of time and money in establishing and promoting our brands. Our continued success depends, to a significant degree, upon our ability to protect and preserve our registered trademarks and to successfully obtain additional trademark registrations in the future.

We may not be able to obtain trademark protection in all territories that we consider to be important to our business. In addition, we cannot assure you that the steps we have taken to protect our trademarks are adequate, that our trademarks can be successfully defended and asserted in the future or that third parties will not infringe upon any such rights. Our trademark rights and related registrations may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers' perception of our brand and products. Moreover, any trademark disputes may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences could have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to comply with our obligations under our existing license agreements or cannot license rights to use technologies on reasonable terms or at all, we may be unable to license rights that are critical to our business.

We license or have the right to use certain intellectual property which, is critical to our business, including in connection with the Mutual Separation Agreement with Jessica Warren. If we fail to comply with any of the obligations under our license agreements or the Mutual Separation Agreement with Jessica Warren, including not selling licensed products after the agreed timeframe, we may be required to pay damages, dispose of licensed products, increase our reserves for licensed products that cannot be sold, and the licensor may have the right to terminate the license, which could adversely impact our business, financial condition and result of operations. Termination by the licensor would cause us to lose valuable rights, and could inhibit our ability to commercialize our products. If any contract interpretation disagreement were to arise, the resolution could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could adversely impact our business, financial condition and results of operations.

In addition, in the future we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and companies with greater size and capital resources than us may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties or other fees. If we are unable to enter into the necessary licenses on acceptable terms or at all, it could have an adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims or other allegations that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which could result in substantial damages and diversion of management's efforts and attention.

Third parties have from time to time claimed, and may claim in the future, that we have infringed, misappropriated or otherwise violated their intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in considerable litigation costs, result in injunctions against us or the payment of damages by us, require significant amounts of management time or result in the diversion of significant operational resources and expensive changes to our business model, result in the payment of substantial damages or injunctions against us, or require us to enter into costly royalty or licensing agreements, if available. As a result of a third-party claim, we have agreed to certain restrictions regarding the goods and services that may be offered under our trademarks. In addition, we may be unable to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. Any payments we are required to make and any injunctions we are required to comply with as a result of these claims could have an adverse effect on our business, financial condition, results of operations and prospects.

Our reliance on software-as-a-service, or SaaS, technologies from third parties may adversely affect our business and results of operations.

We rely on SaaS technologies from third parties, including Salesforce, in order to operate critical functions of our business, including financial management services, customer relationship management services, supply chain services and data storage services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our offerings and supporting our consumers could be impaired, our ability to communicate with our suppliers could be weakened and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could have an adverse effect on our business, financial condition, results of operations and prospects.

We must successfully maintain, scale and upgrade our information technology systems, and our failure to do so could have an adverse effect on our business, financial condition, results of operations and prospects.

We have identified the need to significantly expand, scale and improve our information technology systems and personnel to support recent and expected future growth. As such, we are in the process of implementing, and will continue to invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, the need to acquire and retain sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Conducting Business Internationally

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We derive a significant portion of our products from third-party manufacturing and supply partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. The U.S. Foreign Corrupt Practices Act, or the FCPA, prohibits U.S. corporations and their employees and representatives from, directly or indirectly, offering, promising, making, giving, or authorizing others to give anything of value to any foreign government official, political party or official thereof, or political candidate to influence official action or otherwise in an attempt to obtain or retain business. In addition, the FCPA also requires that we make and keep accurate books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls and compliance procedures designed to prevent violations of anti-corruption laws. We may be held liable for the corrupt or other illegal activities of our employees and representatives, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and representatives will not take actions in violation of anti-corruption laws for which we may be ultimately held responsible.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions, and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions.

If we or our employees or representatives are determined to have violated the FCPA, U.S. export control laws and economic sanctions, or any of the anti-corruption, anti-bribery, export control, and sanctions laws in the countries and territories where we and our representatives do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business, and other consequences that may have an adverse effect on our business, financial condition, results of operations and prospects. In addition, the costs we may incur in defending against any investigations stemming from our or our employees' or representatives' improper actions could be significant. Moreover, any actual or alleged corruption or sanctions concerns in our supply chain could carry significant reputational harm, including negative publicity, loss of goodwill, and decline in share price.

International trade disputes and the U.S. government's trade policy could adversely affect our business.

International trade disputes or changes in government priorities could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of our products and the components and raw materials that go into making them. These increased costs could adversely impact the gross margin that we earn on our products. Countries may also adopt other protectionist measures that could limit our ability to offer our products.

The U.S. government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also initiated tariffs on certain foreign goods and has raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods. Although the tariffs that have been initiated to date have not had a material impact on our operating results, to the extent that significant additional tariffs are imposed including the new tariffs being imposed under the new presidential administration, depending on the extent of such tariffs, they could have a material impact on our operating results. On February 1, 2025, President Trump signed executive orders imposing tariffs on almost all imports from Canada, Mexico and China, Tariffs on China became effective on February 4, 2025, while Canada and Mexico reached agreements with the U.S. to delay tariffs until March 4, 2025. Certain products, such as our baby wipes, are imported from China, our diapers are imported from Mexico and certain other components of our products are sourced from other countries and could be subject to the new tariffs. The imposition of tariffs in the past have led costs on products from China to increase, including our wipes products, and other new tariffs imposed by the United States could cause costs to increase further, which could lead to price increases on these products, which may not be absorbed by consumers or may lead to decreased demand; or any such tariffs could require a shift in manufacturing location, which could have an adverse effect on results of operations and could introduce uncertainty, including on product quality, with a new manufacturer. Any attempt to mitigate the adverse effects of these tariffs may not be successful.

We cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our consumers, our suppliers, and the U.S. economy, which in turn could have an adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in currency exchange rates may negatively affect our financial condition and results of operations.

Exchange rate fluctuations may affect the costs that we incur in our operations. The main currencies to which we are exposed are the Canadian Dollar, the Euro and the British Pound. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as materials, manufacturing, employee salaries and transportation and freight, required by our operations may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively affect our business. There can be no assurance that foreign currency fluctuations will not have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to international business uncertainties.

Our business relies on third-party suppliers and manufacturers located in China, Mexico, and certain other foreign countries. We intend to continue to sell to consumers outside the United States and maintain our relationships in foreign countries where we have suppliers and manufacturers. Further, we may establish additional relationships in other countries in the future. Increased international operations may be subject to risks such as:

- burdens of complying with a wide variety of laws and regulations, including more stringent regulations relating to data privacy and security, particularly in the European Union;
- adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
- political and economic instability;
- terrorist activities and natural disasters;
- trade restrictions;
- differing employment practices and laws and labor disruptions;
- the imposition of government controls;
- an inability to use or to obtain adequate intellectual property protection for our brand and key products;
- difficulties in enforcing contracts and legal decisions;
- tariffs and customs duties and the classifications of our goods by applicable governmental bodies;
- a legal system subject to undue influence or corruption;
- a business culture in which illegal sales practices may be prevalent;
- logistics and sourcing; and
- military conflicts.

The occurrence of any of these risks could have an adverse effect on our international business and consequently our overall business, financial condition, results of operations and prospects.

In addition, following Russia's military invasion of Ukraine in February 2022, NATO deployed additional military forces to Eastern Europe, and the United States, European Union, and other nations announced various sanctions against Russia and Belarus. The invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in future, by the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies and supply chains, any or all of which could adversely affect our business, financial condition, results of operations and prospects. For example, although we don't rely directly on Russia for oil consumption, the suppliers we do source oil from could pass on price increases to us, as a result of the overall increase in oil prices.

Risks Related to Ownership of Our Common Stock

Our stock price has been volatile, and the value of our common stock has declined.

The market price of our common stock has been highly volatile and has fluctuated and declined substantially since our initial public offering ("IPO") and may continue to fluctuate or decline as a result of a variety of factors, some of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition or results of operations;
- variance in our financial performance from expectations of securities analysts;
- changes in our projected operating and financial results;
- announcements by us or our competitors of significant business developments, acquisitions or new offerings;
- announcements or concerns regarding real or perceived quality or health issues with our products or similar products of our competitors;
- adoption of new regulations applicable to our products and industry or the expectations concerning future regulatory developments;
- our involvement in litigation;
- future sales of our common stock by us or our stockholders;
- changes in senior management or key personnel;
- the trading volume of our common stock; and
- changes in the anticipated future size and growth rate of our market.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our common stock, particularly in light of the challenging macroeconomic environment and the related impacts.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our Company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our common stock;
- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;
- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;
- prohibit cumulative voting in the election of directors;
- provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;
- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and
- require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a claim of breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, or DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine or otherwise related to our internal affairs.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters for any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, of which could seriously harm our business, financial condition, results of operations and prospects.

Other than the 2021 Dividend paid on June 29, 2021, we do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

In April 2021, our board of directors declared a cash dividend of $35.0 million to the holders of record of our common stock and our redeemable convertible preferred stock as of May 3, 2021 that was contingent upon the closing of the IPO and was paid on June 29, 2021, or the 2021 Dividend. Other than the 2021 Dividend, we have never declared or paid cash dividends on our capital stock and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment. In addition, the 2023 Credit Facility contains restrictions on our ability to pay dividends.

An active public trading market may not be sustained.

An active public trading market for our common stock may not be sustained. The market value of our common stock has decreased substantially from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the price you paid. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We grant equity awards to employees, directors and consultants under our equity incentive plans. The market value of our common stock has decreased substantially since it began trading in May 2021, and because the number of shares subject to such awards is typically based on dollar values, the number of shares increases as our stock price decreases. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price could be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

We are an "emerging growth company," and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;
- reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
- exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act as an emerging growth company. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We face increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we incur significant finance, legal, accounting and other expenses, including director and officer liability insurance, that we did not incur as a private company, which we expect to further increase after we are no longer an "emerging growth company." The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market LLC, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements and we may not be able to close our books on time, meet filing deadlines, or meet other public company requirements.

Moreover, these rules and regulations have increased our legal and financial compliance costs and made some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the date we are no longer an emerging growth company. If we are unable to in any such annual report assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets or other sources of funds and our stock price may be adversely affected. To comply with Section 404, we have engaged in and will continue to engage in a costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. Our compliance with Section 404 requires that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we have hired and may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Failure to maintain internal control over financial reporting, including historical or future control deficiencies, could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

The protection of our systems containing customer information, our brand, and its intellectual property and data is very important to us. We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, customer information, our brand, and confidential information that is proprietary, strategic or competitive in nature ("Information Systems and Data").

Our Information Security function is overseen by our Vice President of Technology and is supported by our information security team, legal, and various third-party service providers. In doing so, they administer our Enterprise Risk Management Program that identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and the Company's and industry's risk profile using various methods including, for example, manual and automated tools, subscribing to reports and services that identify cybersecurity threats, conducting scans of potential threat environments, and conducting vulnerability assessments in order to identify vulnerabilities in our systems. We have developed a Cybersecurity Program that is designed to continuously assess and improve the governance, identification, detection, and response of our critical systems; staying up-to-date with the most innovative technologies.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: maintaining a comprehensive incident response plan, conducting risk assessments, encrypting data, maintaining network security controls, access controls, physical security measures, and system monitoring tools, conducting employee training, performing periodic penetration testing, and maintaining cybersecurity insurance.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, cybersecurity risk is addressed as a component of the Company's Enterprise Risk Management Program with our Board of Directors, through the Audit Committee, maintaining oversight of cybersecurity risk management. Our internal security team, in conjunction with our IT Systems and Cybersecurity Manager works with a third-party risk management company to perform an annual security risk assessment across our organization's systems and processes. This consists of an assessment against the latest National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF") 2.0, and its more than 200 controls. There is also a business impact analysis involving all the critical business units, and their systems; not limited to information technology.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, third-party cybersecurity software providers, managed service providers and penetration testing firms. Additionally, we use third-party service providers to perform a variety of functions throughout our business, such as application providers and hosting companies. We have a vendor management program to manage cybersecurity risks associated with our use of these providers, which includes collecting a security questionnaire and relevant reports from such providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider. For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including the risk factor titled, "We are increasingly dependent on information technology and our ability to process data in order to operate and sell products, and if our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions to our business operations; interruptions in our ability to provide our goods and services exposure to liability; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences."

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function and the board of directors is responsible for overseeing the Company's cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats. The Audit Committee of the board of directors is responsible for reviewing the Company's financial reporting of cybersecurity risks and incidents in accordance with SEC rules.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Vice President of Technology who has over twenty years of experience in leading and operating a variety of technology functions and our IT Systems and Cyber Security Manager who has over eight years of experience in designing and implementing secure systems and networks, focused on information and data security.

Our Vice President of Technology and CFO are responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. Our Vice President of Technology and CFO are responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our CFO and Vice President of Technology. The CFO and Vice President of Technology work with the IT Systems & Cyber Security Manager to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response processes include reporting to the Audit Committee certain cybersecurity incidents.

The Audit Committee of the board of directors receives annual reports from the Vice President of Technology concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them. The Audit Committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties

We lease our corporate headquarters located at 12130 Millennium Drive #500, Los Angeles, California, in a LEED certified building where we occupy approximately 46,518 square feet of office space pursuant to a lease that expires in February 2027. This lease provides us with an option to extend it for up to two consecutive periods of five years each. We also lease a warehouse and distribution facility located in Las Vegas, Nevada where we occupy approximately 570,000 square feet pursuant to a lease that expires in December 2027, with an option to extend this lease for up to two consecutive periods of five years each. We have a second warehouse and distribution facility in Breinigsville, Pennsylvania where we occupy approximately 335,000 square feet pursuant to a servicing agreement with GEODIS Logistics LLC ("GEODIS"). From time to time we also utilize outside storage on a short-term basis. We have two distribution partners that operate our facilities on our behalf: National Distribution Centers, LLC ("NFI") and GEODIS. Our Las Vegas, Nevada facility is operated by NFI and our Breinigsville, Pennsylvania facility is operated by GEODIS. In total, we have approximately 930,000 square feet of facility space that we leverage to fulfill DTC and retail orders. We believe that our current facilities are suitable and adequate to meet our current needs.

Item 3. Legal Proceedings.

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows. See Note 10, "*Commitments and Contingencies,*" to the financial statements contained in this report for a discussion of legal proceedings that are incorporated by reference into this Item 3.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock began trading on Nasdaq Global Select Market on May 5, 2021, under the symbol "HNST." Prior to that time, there was no public market for our common stock.

Holders of Record

As of February 21, 2025, we had approximately 98 holders of record of our common stock. Certain shares are held in "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

In April 2021, our board of directors declared a cash dividend of $35.0 million to the holders of record of our common stock and our redeemable convertible preferred stock as of May 3, 2021, which we paid on June 29, 2021 (the "2021 Dividend"). Other than the 2021 Dividend, we have not declared or paid cash dividends on our capital stock, and we do not anticipate declaring or paying any cash dividends other than the 2021 Dividend in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions (including any restrictions in our then-existing debt arrangements), capital requirements, business prospects and other factors our board of directors may deem relevant. The 2023 Credit Facility contains restrictions on our ability to pay dividends.

Comparative Stock Performance Graph

Under SEC rules and regulations, as a smaller reporting company, we are not required to provide the information required by this item.

Recent Sales of Unregistered Equity Securities

None.

Use of Proceeds

None.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements. Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "we," "us," "our," "our company," "the Company" and "Honest" refer to The Honest Company, Inc. and its consolidated subsidiaries.

A discussion regarding our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission ("SEC") on March 8, 2024.

Overview

The Honest Company, Inc. ("Honest" and, together with its consolidated subsidiaries, the "Company," "we," "us" and "our") is a personal care company dedicated to creating cleanly-formulated and sustainably-designed products. Our commitment to our core values, continual innovation and engaging our community has differentiated and elevated our brand and our products. Since our launch in 2012, we have been dedicated to developing clean, sustainable, effective and thoughtfully-designed products. By doing so with transparency, we have cultivated deep trust around what matters most to our consumers: their health, their families and their homes. We are an omnichannel brand, ensuring our products are available wherever our consumers shop. Our differentiated platform positions us for continued growth through our trusted brand, award-winning multi-category product offerings, and omnichannel availability.

Our integrated multi-category product portfolio is intentionally designed to serve our consumers every day, at every age and through every life stage. We believe this drives loyalty, increases our consumer wallet share and generates attractive consumer lifetime value.

We believe that our consumers are modern, aspirational and style-forward and that they seek out high quality, effective and thoughtfully-designed products. We believe that they are very choiceful about the products that they purchase and use. And, we believe they are enthusiastic ambassadors for brands they trust. As purpose-driven consumers, they transcend any one demographic, spanning gender, age, geography, ethnicity and household income. Honest consumers are often young, mobile-centric and digitally-inclined. We build relationships with these consumers through a disruptive digital marketing strategy that engages them with digital content. Our direct connection with our community enables us to understand what consumers' needs are and inspires our product innovation pipeline, generating a significant competitive advantage over more traditional consumer packaged goods ("CPG") peers.

Our omnichannel presence seeks to meet consumers wherever they want to shop, balancing deep consumer connection with broad convenience and availability. Since our launch, we have built a well-integrated omnichannel presence by expanding our product availability, including the launch of strategic partnerships with Target, Amazon and Walmart in 2014, 2017 and 2022, respectively. We maintain direct relationships with our consumers via our flagship digital platform, Honest.com, which allows us to influence brand experience and better understand consumer preferences and behavior. We also increase the availability of our products to more consumers through third-party ecommerce sites, our leading retailers and their websites. Our integrated omnichannel presence provides meaningful benefits to our consumers which we believe are not easily replicated by our competitors.

Transformation Initiative

In 2023, we executed a broad-based Transformation Initiative designed to build the Honest brand and drive growth in higher-margin areas of the portfolio, strengthen our cost structure, drive focus on the most productive areas of our business, deliver greater impact from brand-building investments, and improve executional excellence across the enterprise. The restructuring element of the Transformation Initiative was substantially completed by December 31, 2023.

The Company expects to continue driving benefits from its three Transformation Initiative Pillars of Brand Maximization, Margin Enhancement, and Operating Discipline:

1) Brand Maximization

- Leveraging the strength of the Honest brand to drive growth through greater availability, expanded household penetration, product innovation, margin-accretive products, and marketing effectiveness.

- Pricing strategy as a driver of revenue is also a component of Brand Maximization. This includes the ongoing benefit of pricing increases across the majority of our product portfolio in 2022 and 2023.

2) Margin Enhancement

- Focusing our resources on North America, which included the exit of our low-margin business in Europe and Asia.
- Exiting low-margin elements of the cleaning and sanitization business in 2023.
- Executing an inventory, or stock-keeping unit ("SKU"), rationalization program in 2023.
- Re-directing resources to accelerate cost savings, including optimization of our contract manufacturing strategies, reduced shipping and logistic costs, and product costs.
- Realigning resources to reflect the prioritization of higher-margin opportunities, including strategic shift away from our lower margin channels, including our direct-to-consumer ("DTC") business.

3) Operating Discipline

- Focusing on improving our executional excellence in how we operate as an enterprise.
- Building a culture that emphasizes returns across growth drivers, including marketing, trade promotion, and innovation.
- Managing working capital including the reduction of inventory.

For further details on the restructuring element of the Transformation Initiative, refer to Note 15, "Restructuring" included in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent on many factors. While each of these factors presents significant opportunities for us, they also pose important challenges that we must successfully address to enable us to sustain the growth of our business and improve our operations while staying true to our mission, including those discussed below and in the section of this Annual Report on Form 10-K titled "Item 1A. Risk Factors."

Operational and Marketing Efficiency

To grow our business, we intend to continue to improve our operational and marketing efficiency, which includes attracting new consumers, increasing community engagement and improving fulfillment and distribution operations. Our marketing model is inclusive of a best-in-class modern approach across paid, owned, and earned marketing channels. We invest significant resources in marketing and content generation, use a variety of brand and performance marketing channels and work continuously to improve brand exposure at our retail customers to acquire new consumers. It is important to maintain reasonable costs for these marketing efforts relative to the revenue we expect to derive from our consumers. We leverage proprietary consumer insights and best-in-class analytics to guide our omnichannel strategy and inform our marketing spend optimization. Our future success depends in part on our ability to effectively attract consumers on a cost-efficient basis and achieve efficiencies in our operations. In addition, we believe we have been able to achieve some operational and marketing efficiency as part of cost savings in connection with our Brand Maximization Transformation Pillar.

Ability to Execute Increasing Physical Availability

The core of our growth strategy centers around increasing physical availability of our products through expanded stores, doors, aisles, shelves and facings. While we have made significant progress in our distribution gains, we are still under indexed compared to competition. Our partnerships with leading third-party retail platforms and national retailers have broadened our consumer reach, raised our brand awareness and enhanced our margins through operating leverage. With the higher costs of shipping and fulfillment activities related to our direct-to-consumer ("DTC") business and other related costs, we will continue to shift our focus and investments towards more efficient and scalable distribution models with our current retail and digital customers. As we move forward beyond 2025, we will gradually transition away from Honest.com as a shipping and fulfillment channel, while ensuring the site remains a resource for educating consumers, showcasing our complete product portfolio, and driving consumers to purchase offsite. We will continue to pursue partnerships with a wide variety of retailers, including mass retailers, online retailers, club retailers, grocery stores, drugstores and specialty retailers. Our ability to execute this strategy will depend on a number of factors, such as competitive dynamics and retailers' satisfaction with the sales and profitability of our products, channel shifts of their customers, and their own supply chain, order timing, and inventory needs, which may fluctuate from period to period.

Our product mix is a driver of our financial performance given our focus on accretive product launches and innovation to increase product margins. Even though our growth strategy aims to boost sales across products by increasing total distribution, we intend to prioritize growth in products with attractive margin characteristics, including wipes, and leverage our brand equity and consumer insights to extend into new products.

Ability to Grow Our Brand Awareness

Our brand is integral to the growth of our business and is essential to our ability to engage and stay connected with the growing clean products consumer market. In order to increase the share of wallet of our existing consumers and to attract new consumers, our brand has to maintain its trustworthiness and authenticity. Our ability to attract new consumers will depend on, among other things, the efficacy of our marketing efforts, our ability to successfully produce products that are free of defects and communicate the value of those products as cleanly-formulated and sustainably-designed and effective and the competing offerings of our competitors. Beyond preserving the integrity of our brand, our performance will depend on our ability to augment our reach and increase the number of consumers aware of Honest and our product portfolio. We believe our brand strength will enable us to continue to launch new products, allowing us to deepen relationships with consumers. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the product categories in which we operate.

Continued Innovation

Research, development and innovation are core elements underpinning our growth strategy. Through our in-house research and development laboratories, we are able to access the latest advancements in clean ingredients. Based in Los Angeles, California, our research and development team, including chemists, an in-house toxicologist and an eco-toxicologist, develops innovative cleanly-formulated products based on the latest green technology. At Honest, product innovation is top of mind. The improvement of existing products and the introduction of new products have been, and continue to be, integral to our growth. We have made significant investments in our product development capabilities and plan to continue to do so in the future. We believe our rigorous approach to product innovation has helped redefine and grow the clean and natural product categories in which we operate. Our continued focus on research and development will be central to attracting and retaining consumers in the future. Our ability to successfully develop, market and sell new products will depend on a variety of factors, including our continued investment in innovation. We are also committed to bringing our Honest Standard to new products where we believe there is a need for a higher standard for clean personal care.

Overall Macro Trends

We have strategically positioned ourselves to benefit from several macro trends related to changes in consumer behavior. We believe consumers' increasing interest in cleanly-designed products and purpose-driven companies has contributed to higher demand for certain products. At the same time, changes in macro-level trends, including as a result of global pandemics, changing consumer attitudes or behavior or other macroeconomic conditions, such as inflation, tariffs or supply chain disruptions, have resulted and could in the future result in fluctuations in our operating results.

Business Operations

Global economic and political uncertainty have increased due to the impact of continued inflationary pressures, adverse impact on confidence in financial markets and geopolitical events. Additionally, the extent of the impact of macroeconomic trends on the Company's operational and financial performance in the future will depend on future developments. Prolonged unfavorable economic conditions, including as a result of global pandemics, changing consumer attitudes or behavior or other macroeconomic conditions, such as inflation, tariffs or supply chain disruptions, have had and may continue to have an adverse effect on our sales and profitability. All of these factors are difficult to predict considering the rapidly evolving landscape as the Company continues to expect a variable operating environment going forward.

Supply Chain Disruptions

There has been and continues to be an adverse impact on global economic conditions, specifically inflationary pressures, which has adversely affected our supply chain in regards to cost of sales. We have experienced and anticipate continued increases in product costs and labor costs due to inflationary pressures and higher transportation costs from ocean container delivery, which has in the past and could continue to hamper our ability to drive margin expansion. We have taken measures to bolster key aspects of our supply chain, such as ensuring sufficient inventory to support our continued growth, minimizing lead times for raw materials, and implementing a robust cost-savings program, as part of our Operating Discipline Transformation Pillar. We expect to continue to receive fulfillment costs savings due to warehouse and labor operational efficiencies gained with our Las Vegas, Nevada fulfillment center partner. If we are not successful in negotiating future renewals with our other fulfillment partner such that these renewals are at increased costs to us, our business, financial condition, results of operations and prospects could be adversely affected. In January 2024, we negotiated better purchase price terms with one of our third-party manufacturers, Ontex. However, we have experienced purchase price increases from our third-party manufacturers in the past and could face escalation of purchase costs and cost of revenue in the future.

We implemented price increases that took effect in 2022 and 2023 and we may implement additional price increases in the future as needed to offset current and future input cost inflation and to pursue productivity initiatives to offset inflation. However, we may not be able to increase our prices or productivity sufficiently enough to offset these costs. Customer demand for our products may change based on price increases.

Consumer Preferences

We believe in the power of our omnichannel distribution model. We believe consumers value the flexibility in terms of where and when they choose to purchase Honest products. We also believe that consumers research their personal care ingredients and recognize the quality of Honest products, knowing that there are over 3,500 chemicals and materials that we choose not to formulate with.

Inventory

Inventory is reflected at net realizable value which includes a reserve for excess inventory. We estimate reserve requirements based on current and forecasted demand, including the ability to liquidate excess inventory and estimated liquidation value. Depending on future consumer behavior in relation to the macroeconomic environment or otherwise and related aging of inventory, among other factors, we have in the past and expect to incur in the future additional inventory write-downs, customer returns or incur donation expense or disposal costs as we reduce excess inventory.

In connection with the termination of the Likeness Agreement with Jessica Warren, as part of Ms. Warren's departure from her Chief Creative Officer position, after April 4, 2025 we are prohibited from selling existing inventory that uses certain specified licensed intellectual property on its packaging, which resulted in inventory write-offs and we anticipate will result in future inventory write-offs. For the year ended December 31, 2024, we recorded an inventory write-down of $0.8 million, inclusive of overhead costs and tariffs, related to the termination of the Likeness Agreement, which is included in cost of revenue on the consolidated statements of comprehensive loss. Additionally, we earmarked donations of $0.4 million, inclusive of overhead costs and tariffs, related to the termination of the Likeness Agreement during the year ended December 31, 2024, which is included in selling, general and administrative expense on the consolidated statements of comprehensive loss.

Supplier Services Agreement

In 2019, we entered into a license agreement with Butterblu, LLC, or Butterblu, pursuant to which we licensed certain of our trademarks to Butterblu for the manufacture and distribution of certain baby apparel products in exchange for royalties. Butterblu operates and maintains our baby apparel offerings independently through the honestbabyclothing.com website. For the year ended December 31, 2022, we collected $1.0 million in royalty revenue related to this license agreement. In August 2022, we terminated the license agreement in advance of its expiration date and entered into a supplier services agreement with Butterblu, pursuant to which Butterblu provides certain design, manufacturing, sales and marketing services to us. As part of the supplier services agreement, we have agreed to purchase and own inventory for the term of the supplier service agreement, which is until December 31, 2026, unless terminated sooner. We are currently in discussions with Butterblu regarding our respective obligations under the supplier services agreement. Butterblu continues to operate and maintain our baby apparel offerings independently through the honestbabyclothing.com website under our supplier services agreement and its sales are reflected as revenue in our consolidated statements of comprehensive loss. These discussions could result in termination of the supplier services agreement prior to its termination date, potential disputes over the terms of termination, and costs to us related to the inventory we agreed to purchase and own for the term of the agreement. In addition, any loss of the relationship with Butterblu may negatively impact sales of our baby apparel, which will adversely affect our results of operations.

Components of Results of Operations

Revenue

We generate revenue through the sale of our products through our leading retailers and their websites, third-party ecommerce sites and Honest.com. Our revenue is recognized net of allowances for returns, discounts, credits and any taxes collected from consumers.

Disaggregation of Revenue

We had previously presented our revenue by sales channel of Digital and Retail and by product category of Diapers and Wipes, Skin and Personal Care and Household and Wellness. In determining the appropriate categories to use to disaggregate revenue in accordance with the requirements of Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers,* we had considered the information regularly reviewed by our chief operating decision maker ("CODM") for evaluating our financial performance and making resource allocation decisions and the guidance to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In 2023, we executed a broad-based Transformation Initiative with Brand Maximization as one of the Pillars designed to leverage the strength of the Honest brand. As part of our strategy to build the Honest brand, our CODM evaluates our financial performance and makes resource allocation decisions across our products as one brand of a portfolio of multiple products. As a result, in the first quarter of 2024, we removed the disaggregation of revenue by product category to align with changes made to our long-term strategy and we began disaggregating revenue by (i) direct-to-consumer ("DTC") and (ii) retail and third-party ecommerce customers. The change had no effect on our results of operations or timing of revenue recognition.

Cost of Revenue

Cost of revenue includes the purchase price of merchandise sold to customers, inbound and outbound shipping and handling costs, freight and duties, shipping and packaging supplies, credit card processing fees and warehouse fulfillment costs incurred in operating and staffing warehouses, including rent. Cost of revenue also includes depreciation and amortization for warehouse fulfillment facilities and equipment, allocated overhead and direct and indirect labor for warehouse personnel, inventory reserves and destruction costs.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may in the future fluctuate from period to period based on a number of factors, including commodity costs, manufacturing costs, warehousing and transportation rates, the promotional environment in the marketplace, the mix of products we sell, the channel through which we sell our products, and innovation initiatives we undertake in each product category, among other factors.

Operating Expenses

Our operating expenses consist of selling, general and administrative, marketing and research and development expenses.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel costs, principally for our selling and administrative functions. These include personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expenses. Selling, general and administrative expenses also include technology expenses; professional fees, including audit and legal expenses; donation expenses including overhead and tariffs; facility costs, including insurance, utilities and rent relating to our headquarters; third-party service fees related to our supplier services agreement for Honest baby clothing, our baby apparel business; and, depreciation and amortization expenses. We expect our general and administrative expenses to decrease as a percentage of revenue as we continue to grow our business and organizational capabilities and efficiencies. We expect in the future to incur additional third-party professional fees related to compliance obligations as a public company.

Marketing

Marketing expenses include costs related to our branding initiatives, retail customer marketing activities, point of purchase displays, targeted online advertising through sponsored search, display advertising, email and influencer marketing campaigns, market research, content production and other public relations and promotional initiatives. Given higher costs in digital marketing and increased retail distribution, we have shifted the focus of our marketing spend towards supporting retail marketing programs and top of funnel marketing activities. We will continue to invest in marketing initiatives in our best-selling products with key retailers, as well as expand brand awareness, introduce new product innovation across multiple product categories and implement new marketing strategies. As we launch new products, we expect to make marketing investments to build brand awareness, drive trial and set the foundation for future revenue growth.

Research and Development

Research and development expenses consist primarily of personnel-related expenses for our research and development team. Research and development expenses also include costs incurred for the development of new products, improvement in the quality of existing products and the development and implementation of new technologies to enhance the quality and value of products. This includes the expense related to claims and clinical trials as well as formulation and packaging testing. Research and development expenses also include allocated depreciation and amortization and overhead costs. We expect research and development expenses to increase in absolute dollars as we invest in the enhancement of our product offerings through innovation and the introduction of new adjacent product categories.

Interest and Other Income (Expense), Net

Interest income consists primarily of interest income earned on our short-term investments and our cash and cash equivalents balances. Interest expense includes fees incurred under our 2023 Credit Facility, including commitment fees and debt issuance costs.

Other income (expense), net consists of our foreign currency exchange gains, losses relating to transactions denominated in currencies other than the U.S. dollar and contingent gains. We expect our foreign currency gains and losses to be immaterial in future periods but continue to fluctuate due to changes in both the volume of foreign currency transactions and foreign currency exchange rates.

Income Tax Provision

We are subject to federal and state income taxes in the United States. Our annual estimated tax rate differed from the U.S. federal statutory rate of 21% primarily as a result of a valuation allowance against deferred tax assets, stock-based compensation, state taxes, nondeductible executive compensation and other permanent differences. We maintain a full valuation allowance for our federal and state deferred tax assets, including net operating loss carryforwards, as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statements of comprehensive loss data for each of the periods indicated:

| | For the year ended December 31, | |
	2024	2023
(In thousands)		
Revenue	$ 378,340	$ 344,365
Cost of revenue	233,683	243,833
Gross profit	144,657	100,532
Operating expenses		
Selling, general and administrative[1]	99,044	94,582
Marketing	45,093	36,440
Restructuring	—	2,205
Research and development[1]	6,851	6,214
Total operating expenses	150,988	139,441
Operating loss	(6,331)	(38,909)
Interest and other income (expense), net	282	(254)
Loss before provision for income taxes	(6,049)	(39,163)
Income tax provision	75	75
Net loss	$ (6,124)	$ (39,238)

---

[1] Includes stock-based compensation expense as follows:

| | For the year ended December 31, | |
	2024	2023
(In thousands)		
Selling, general and administrative	$ 15,105	$ 15,465
Research and development	570	339
Total	$ 15,675	$ 15,804

The following table sets forth our consolidated statements of comprehensive loss data expressed as a percentage of revenue*:

	For the year ended December 31,	
	2024	2023
	(as a percentage of revenue)	
Revenue	100.0 %	100.0 %
Cost of revenue	61.8	70.8
Gross profit	38.2	29.2
Operating expenses		
Selling, general and administrative	26.2	27.5
Marketing	11.9	10.6
Restructuring	—	0.6
Research and development	1.8	1.8
Total operating expenses	39.9	40.5
Operating loss	(1.7)	(11.3)
Interest and other income (expense), net	0.1	(0.1)
Loss before provision for income taxes	(1.6)	(11.4)
Income tax provision	—	—
Net loss	(1.6) %	(11.4) %

* Amounts may not sum due to rounding.

Comparison of the Year Ended December 31, 2024 and 2023

Revenue

	For the year ended December 31,			
	2024	2023	$ change	% change
(In thousands, except percentages)				
Revenue	$ 378,340	$ 344,365	$ 33,975	9.9 %

Revenue was $378.3 million for the year ended December 31, 2024, as compared to $344.4 million for the year ended December 31, 2023. The increase of $34.0 million, or 9.9%, was primarily due to an increase in retail customer revenue of $45.0 million, partially offset by a decrease in DTC revenue of $11.0 million. The increase in retail customer revenue is primarily due to an increase in wipes revenue of $22.6 million, an increase in baby apparel revenue of $18.8 million and an increase in baby personal care revenue of $6.2 million, partially offset by a decline in adult facial care, including skin and color cosmetics, revenue of $4.5 million. The decrease in DTC revenue is primarily related to a decline in diaper revenue of $6.6 million and a decline in adult facial care revenue of $1.7 million. We estimate that pricing increases taken in 2023 contributed $3.3 million, excluding price pack architecture, to revenue for the year ended December 31, 2024.

Cost of Revenue and Gross Profit

	For the year ended December 31,			
	2024	2023	$ change	% change
(In thousands, except percentages)				
Cost of revenue	$ 233,683	$ 243,833	$ (10,150)	(4.2) %
Gross profit	$ 144,657	$ 100,532	$ 44,125	43.9 %

Cost of revenue was $233.7 million for the year ended December 31, 2024, as compared to $243.8 million for the year ended December 31, 2023. The decrease of $10.2 million, or 4.2%, was primarily driven by lower product costs, overhead costs, transportation and fulfillment costs as we focus on operating discipline, partially offset by an increase in baby apparel costs. Cost of revenue as a percentage of revenue decreased by 9.0% primarily due to cost savings across most of the cost structure, including supply chain and product costs, price increases and lower trade promotion levels as compared to the year ended December 31, 2023.

Gross profit was $144.7 million for the year ended December 31, 2024, as compared to $100.5 million for the year ended December 31, 2023. The increase of $44.1 million, or 43.9%, was primarily related to cost savings, including reduced transportation, fulfillment and product costs, sales volume growth, price increases and efficient trade spend.

Operating Expenses

Selling, General and Administrative Expenses

	For the year ended December 31,			
	2024	**2023**	**$ change**	**% change**
(In thousands, except percentages)				
Selling, general and administrative	$ 99,044	$ 94,582	$ 4,462	4.7 %

Selling, general and administrative expenses were $99.0 million for the year ended December 31, 2024, as compared to $94.6 million for the year ended December 31, 2023. The increase of $4.5 million, or 4.7%, was primarily due to an $7.9 million increase in legal expenses and a $3.7 million increase in service fees related to baby apparel, partially offset by a $3.1 million decrease in donations expense primarily related to our SKU rationalization program under the Transformation Initiative in 2023, a $1.2 million decrease in executive transition related expenses, a $1.1 million decrease in employee related expenses, a $1.0 million decrease in insurance premiums and a $0.8 million decrease in violations and compliance charges related to vendor violations. Selling, general and administrative expenses as a percentage of revenue decreased 1.3% as compared to the year ended December 31, 2023.

Marketing Expenses

	For the year ended December 31,			
	2024	**2023**	**$ change**	**% change**
(In thousands, except percentages)				
Marketing	$ 45,093	$ 36,440	$ 8,653	23.7 %

Marketing expenses were $45.1 million for the year ended December 31, 2024, as compared to $36.4 million for the year ended December 31, 2023. The increase of $8.7 million, or 23.7%, was primarily due to a $5.9 million increase in retail marketing, a $1.5 million increase in marketing agency fees and $0.5 million increase in photo and video production fees. Marketing expenses as a percentage of revenue increased 1.3% as compared to the year ended December 31, 2023.

Restructuring Expenses

	For the year ended December 31,			
	2024	**2023**	**$ change**	**% change**
(In thousands, except percentages)				
Restructuring	$ —	$ 2,205	$ (2,205)	100.0 %

Restructuring expenses were $2.2 million for the year ended December 31, 2023. Restructuring expenses are one of the elements of the Transformation Initiative. For the year ended December 31, 2023, restructuring expenses included employee-related costs of $1.1 million, contract termination costs of $0.9 million, and asset-related costs of $0.2 million. For further details on the Transformation Initiative, refer to Note 15, "Restructuring" in the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Research and Development Expenses

	For the year ended December 31,			
	2024	**2023**	**$ change**	**% change**
(In thousands, except percentages)				
Research and development	$ 6,851	$ 6,214	$ 637	10.3 %

Research and development expenses were $6.9 million for the year ended December 31, 2024, as compared to $6.2 million for the year ended December 31, 2023. The increase of $0.6 million, or 10.3% is consistent with our focus on continued innovation. Research and development expenses as a percentage of revenue increased 0.01% as compared to the year ended December 31, 2023.

Interest and Other Income (Expense), Net

	For the year ended December 31,			
	2024	**2023**	**$ change**	**% change**
(In thousands, except percentages)				
Interest income (expense), net	$ 508	$ (269)	$ 777	(288.8) %
Other income (expense), net	(226)	15	(241)	(1,606.7)
Interest and other income (expense), net	$ 282	$ (254)	$ 536	(211.0) %

Interest and other income (expense), net was income of $0.3 million for the year ended December 31, 2024, as compared to expense of $0.3 million for the year ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, we had $75.4 million of cash and cash equivalents. Although we are dependent on our ability to generate sufficient cash flow from operations or raise capital to achieve our business objectives, we believe our existing cash and cash equivalents together with cash generated from operations will be sufficient to meet our short-term projected operations for the next 12 months from the date of issuance of our consolidated financial statements. We will need to generate sufficient cash from operations or raise additional capital to meet our long-term working capital and capital expenditure needs. We also have availability under our 2023 Credit Facility, which was not drawn as of December 31, 2024.

2023 Credit Facility

In January 2023, we entered into a first lien credit agreement (the "2023 Credit Facility"), with JPMorgan Chase Bank, N.A., as administrative agent and lender, and the other lenders party thereto, which provides for a $35.0 million revolving credit facility that matures on April 30, 2026. The 2023 Credit Facility includes a sub-facility that provides for the issuance of letters of credit in an amount of up to $15.0 million at any time outstanding. Availability of the 2023 Credit Facility is based upon a borrowing base formula and periodic borrowing base certifications valuing certain of our accounts receivable and inventory as reduced by certain reserves. The 2023 Credit Facility includes an uncommitted accordion feature that allows for increases in the revolving commitment to as much as an additional $35.0 million, for up to $70.0 million in potential revolving commitment. The 2023 Credit Facility is subject to customary fees for loan facilities of this type, including a commitment fee based on the average daily undrawn portion of the 2023 Credit Facility. We recognize the commitment fee as incurred in interest and other income (expense), net in the consolidated statements of comprehensive loss. For the year ended December 31, 2024, the commitment fee incurred was immaterial. As of December 31, 2024, there were $2.5 million outstanding letters of credit and $30.4 million available to be drawn upon. As of December 31, 2024, there was no outstanding balance under the 2023 Credit Facility.

The interest rate applicable to the 2023 Credit Facility is, at our option, either (a) the Adjusted Term SOFR rate (subject to a 0.00% floor), plus a margin ranging from 1.50% to 2.25% or (b) the CB floating rate, (i) plus a margin of 0.25% or (ii) minus a margin ranging from 0.25% to 0.50%. The margin is based upon our fixed charge coverage ratio. The CB floating rate is the higher of (a) the Wall Street Journal prime rate and (b) 2.50%.

The 2023 Credit Facility will terminate and borrowings thereunder, if any, would be due in full on April 30, 2026. Debt under the 2023 Credit Facility is guaranteed by substantially all of our material domestic subsidiaries and is secured by substantially all of our and such subsidiaries' assets.

The 2023 Credit Facility contains covenants that restrict, among other things, our ability to sell assets, make investments and acquisitions, grant liens, change our lines of business, pay dividends and make certain other restricted payments. We are subject to certain affirmative and negative covenants including the requirement that we maintain a minimum total fixed charge coverage ratio during the periods set forth in the 2023 Credit Facility. Failure to do so, unless waived by the lenders under the 2023 Credit Facility pursuant to its terms, as amended, would result in an event of default under the 2023 Credit Facility. As of December 31, 2024, we are in compliance with all covenants under the 2023 Credit Facility.

Refer to Note 8, "Credit Facilities," included in the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information on the 2023 Credit Facility.

Cash Flows

The following table summarizes our cash flows for the periods presented:

| (In thousands) | For the year ended December 31, | |
	2024	2023
Net cash provided by operating activities	$ 1,541	$ 19,353
Net cash provided by (used in) investing activities	$ (530)	$ 3,835
Net cash provided by financing activities	$ 41,597	$ 122

Operating Activities

Our largest source of operating cash is from the sales of our products to our consumers and customers. Our primary uses of cash from operating activities are for cost of revenue, selling, general and administrative expenses, marketing expenses and research and development expenses. We have in the past generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the sale and maturity of short-term investments.

Net cash provided by operating activities of $1.5 million for the year ended December 31, 2024 was primarily due to non-cash adjustments of $25.7 million, offset by a net decrease in cash related to changes in operating assets and liabilities of $18.0 million and a net loss of $6.1 million. Non-cash adjustments primarily consisted of stock-based compensation of $15.7 million, amortization of operating Right-Of-Use ("ROU") assets of $6.4 million and depreciation and amortization of $2.8 million. Changes in cash flows related to operating assets and liabilities primarily consisted of a $10.9 million increase in inventory, a $8.1 million use of cash due to operating lease obligations, a $1.4 million increase in prepaid expenses and other assets due to timing of payments and a $1.0 million increase in deferred revenue, offset by a $3.8 million increase in accounts payable and accrued expenses due to timing of payments and a $0.4 million increase in accounts receivable.

Net cash provided by operating activities of $19.4 million for the year ended December 31, 2023 was primarily due to a net increase in cash related to changes in operating assets and liabilities of $35.2 million, and non-cash adjustments of $23.4 million, offset by a net loss of $39.2 million. Non-cash adjustments primarily consisted of stock-based compensation of $15.8 million, amortization of operating ROU assets of $6.3 million and depreciation and amortization of $2.7 million. Changes in cash flows related to operating assets and liabilities primarily consisted of a $43.5 million decrease in inventory, an $8.0 million decrease in prepaid expenses and other assets due to timing of payments, and a $1.4 million increase in deferred revenue, offset by $9.3 million in lower accounts payable and accrued expenses driven by lower inventory purchases due to our disciplined inventory management, a $7.7 million use of cash due to operating lease obligations and a $0.7 million increase in accounts receivable.

Investing Activities

Our primary source of investing cash historically has been the sale and maturity of short-term investments. Our primary use of investing cash historically has been the purchase of short-term investments and currently is property and equipment.

Net cash used in investing activities of $0.5 million for the year ended December 31, 2024 was due to the purchase of property and equipment of $0.5 million.

Net cash provided by investing activities of $3.8 million for the year ended December 31, 2023 was due to the proceeds from the maturities of short-term investments of $5.7 million, offset by the purchase of property and equipment of $1.8 million.

Financing Activities

Our financing activities primarily consisted of proceeds from sales of securities, proceeds from stock option award exercises and principal payments of financing lease obligations.

Net cash provided by financing activities of $41.6 million for the year ended December 31, 2024 primarily consisted of proceeds from the exercise of stock options and proceeds from the 2021 Employee Stock Purchase Plan ("2021 ESPP"), partially offset by principal payments of financing lease obligations.

Net cash provided by financing activities of $122 thousand for the year ended December 31, 2023 primarily consisted of proceeds from the 2021 ESPP, partially offset by principal payments of financing lease obligations.

Dividends

We do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions (including any restrictions in our then-existing debt arrangements), capital requirements, business prospects and other factors our board of directors may deem relevant. The 2023 Credit Facility contains restrictions on our ability to pay dividends.

Non-GAAP Financial Measure

We prepare and present our consolidated financial statements in accordance with GAAP. However, management believes that adjusted EBITDA, a non-GAAP financial measure, provides investors with additional useful information in evaluating our performance.

We calculate adjusted EBITDA as net income (loss), adjusted to exclude: (1) interest and other (income) expense, net; (2) income tax provision; (3) depreciation and amortization; (4) stock-based compensation expense, including payroll tax; (5) litigation and settlement fees associated with certain non-ordinary course securities litigation claims; (6) Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and founder and former Chief Creative Officer ("CCO") transition expenses and (7) restructuring expenses in connection with the Transformation Initiative.

Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with GAAP. We believe that adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of adjusted EBITDA include that (1) it does not reflect capital commitments to be paid in the future; (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures; (3) it does not consider the impact of stock-based compensation expense; (4) it does not reflect other non-operating expenses, including interest expense; (5) it does not reflect tax payments that may represent a reduction in cash available to us; and (6) does not include certain non-ordinary cash expenses that we do not believe are representative of our business on a steady-state basis, such as CEO, CFO and founder/CCO transition expenses and restructuring expenses in connection with the Transformation Initiative. In addition, our use of adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider adjusted EBITDA alongside other financial measures, including our revenue, net income (loss) and other results stated in accordance with GAAP.

The following table presents a reconciliation of net loss, the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA, for each of the periods presented:

(In thousands)	For the year ended December 31,	
	2024	2023
Reconciliation of Net Loss to Adjusted EBITDA		
Net loss	$ (6,124)	$ (39,238)
Interest and other (income) expense, net	(282)	254
Income tax provision	75	75
Depreciation and amortization	2,843	2,740
Stock-based compensation[1]	15,675	15,804
Securities litigation expense	12,440	4,703
CEO, CFO and founder/CCO transition expense[2]	858	2,075
Restructuring costs[3]	—	2,205
Payroll tax expense related to stock-based compensation	373	140
Adjusted EBITDA	$ 25,858	$ (11,242)

_____

(1) Includes accelerated equity awards related to prior separation agreements of an aggregate of $3.1 million with our former CEO and CFO, respectively, during the year ended December 31, 2023. Additionally, includes extension of post-termination stock option exercise periods for certain former executives, resulting in stock-based compensation expense of $0.5 million during the year ended December 31, 2023.

(2) Includes sign-on bonus, relocation, legal and recruiting costs related to the appointment of our CEO, as well as separation costs related to the termination of our former founder and CCO a nd former CFO.

(3) See Note 15 "Restructuring" in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for items included in restructuring expense.

Material Cash Requirements

We lease warehouse and office facilities under operating and finance lease agreements. We have unconditional purchase commitments for software service subscriptions, advertising services and certain other services. See Note 10, "Commitments and Contingencies," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information on our purchase obligations.

Recent Accounting Pronouncements

Refer to Note 2, "Summary of Significant Accounting Policies," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of recently issued accounting pronouncements not yet adopted and recently adopted accounting pronouncements.

Critical Accounting Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2, "Summary of Significant Accounting Policies," to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We generate revenue through the sale of our products direct-to-consumer through the Company's website, retail and third-party ecommerce customers, who resell the Company's products through traditional brick and mortar retailers, who may also resell the Company's products through their own online platforms. Our revenue is recognized net of allowances for returns, discounts, credits and any taxes collected from customers. We account for revenue contracts with customers by applying the following steps in accordance with Accounting Standard Codification, or ASC, 606, *Revenue from Contracts with Customers*:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy a performance obligation

We elected an accounting policy to record all shipping and handling costs as fulfillment costs. We accrue the cost of shipping and handling and recognize revenue and costs at the point in time that control of the goods transfers to the customer.

Retail and Third-Party Ecommerce

For retail and third-party ecommerce sales, our performance obligation consists of the sale of finished goods to retailers and third-party ecommerce customers. Revenue is recognized when control of the promised goods is transferred to those customers at time of shipment or delivery, depending on the contract terms. After the completion of the performance obligation, we have the right to consideration as outlined in the contract. Payment terms vary among the retail and third-party ecommerce customers although terms generally include a requirement of payment within 30 to 45 days of product shipment.

Direct-to-Consumer

For direct sales to the consumer through our website, our performance obligation consists of the sale of finished goods to the consumer. Consumers may purchase products at any time or enter into subscription arrangements. Consumers place orders online in accordance with our standard terms and conditions and authorize payment when the order is placed. Credit cards are charged at the time of shipment. For subscription arrangements, consumers sign up to receive products on a periodic basis. Subscriptions are cancellable at any time without penalty, and no amounts are collected from the consumer until products are shipped. Revenue is recognized when transfer of control to the consumer takes place, which is when the product is delivered to the carrier. Sales taxes collected from consumers are accounted for on a net basis and are excluded from revenue.

Consumers may purchase gift cards, which are recorded as deferred revenue at the time of purchase. We recognize revenue when these gift cards are redeemed for products and the revenue recognition criteria as described above have been met.

Sales Returns and Allowances

For direct-to-consumer, retail and third-party ecommerce sales, we record estimated sales returns in the same period that the related revenue is recorded. We use the expected value method to estimate returns, taking into consideration assumptions of demand based on historical data and historical returns rates. When estimating returns, we also consider future business initiatives and relevant anticipated future events. Estimated sales returns and ultimate losses may vary from actual results, which could be material to the consolidated financial statements. The estimated sales returns allowance is recorded as a reduction in revenue.

For direct-to-consumer, retail and third-party ecommerce sales, we offer credits in the form of discounts, which are recorded as reductions in revenue and are allocated to products on a relative basis based on their respective standalone selling price.

For retail and third-party ecommerce sales, we routinely commit to one-time or ongoing sales incentive programs that may require us to estimate and accrue the expected costs of such programs, including trade promotion activities and contractual allowances. We record these programs as a reduction to revenue unless we receive a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the benefit received, in which case we record the programs as marketing expense. We recognize a liability or a reduction to accounts receivable, and reduce revenue based on the estimated amount of credits that will be claimed by customers. An allowance is recorded as a reduction to accounts receivable if the customer can deduct the program amount from the outstanding invoice.

Estimates for these sales incentive programs are developed using the most likely amount and are included in the transaction price to the extent that a significant reversal of revenue would not result once the uncertainty is resolved. In developing our estimate, we use historical analysis and contractual rates in determining the accruals for these activities. Also, we consider the susceptibility of the incentive to outside influences, the length of time until the uncertainty is resolved, and our experience with similar contracts. Judgment is required to determine the timing and amount of recognition of sales incentive program accruals which we estimate based on past practice with similar arrangements.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or estimated net realizable value. Cost is computed based on weighted-average historical costs. We allocate certain overhead costs to the carrying value of our finished goods. The carrying value of inventories is reduced for any excess and obsolete inventory. Excess and obsolete inventory reductions are determined based on assumptions about future demand and sales prices, estimates of the impact of competition, and the age of inventory. If actual conditions are less favorable than those previously estimated by management, additional inventory write-downs could be required.

Stock-Based Compensation

We recognize stock-based compensation expense for employees and non-employees based on the grant-date fair value of stock awards over the applicable service period. For awards that vest based on continued service, stock-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For awards with performance vesting conditions, stock-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved.

The determination of stock-based compensation cost is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If factors change and different assumptions are used, stock-based compensation expense and net losses could be significantly different.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A valuation allowance is provided on deferred tax assets when it is determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

We recognize the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we are not subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Under SEC rules and regulations, as a smaller reporting company, we are not required to provide the information required by this item.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Honest Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Honest Company, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Los Angeles, California
February 26, 2025

We have served as the Company's auditor since 2012.


The Honest Company, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)


	December 31, 2024	December 31, 2023
Assets		
Current assets		
Cash and cash equivalents	$ 75,435	$ 32,827
Accounts receivable, net	43,476	43,084
Inventories	85,266	73,490
Prepaid expenses and other current assets	9,741	8,371
Total current assets	213,918	157,772
Operating lease right-of-use asset	17,239	23,683
Property and equipment, net	11,394	13,486
Goodwill	2,230	2,230
Intangible assets, net	235	309
Other assets	2,377	4,141
Total assets	$ 247,393	$ 201,621
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 22,807	$ 22,289
Accrued expenses	35,869	32,209
Deferred revenue	1,213	2,212
Total current liabilities	59,889	56,710
Long term liabilities		
Operating lease liabilities, net of current portion	13,197	21,738
Other long-term liabilities	—	34
Total liabilities	73,086	78,482
Commitments and contingencies (Note 10)		
Stockholders' equity		
Preferred stock, $0.0001 par value, 20,000,000 shares authorized at December 31, 2024 and 2023, none issued or outstanding as of December 31, 2024 and 2023	—	—
Common stock, $0.0001 par value, 1,000,000,000 shares authorized at December 31, 2024 and 2023; 109,159,697 and 95,868,421 shares issued and outstanding as of December 31, 2024 and 2023, respectively	11	9
Additional paid-in capital	659,488	602,198
Accumulated deficit	(485,192)	(479,068)
Total stockholders' equity	174,307	123,139
Total liabilities and stockholders' equity	$ 247,393	$ 201,621


The accompanying notes are an integral part of these Consolidated Financial Statements.


The Honest Company, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands, except share and per share amounts)

	For the year ended December 31,		
	2024	2023	2022
Revenue	$ 378,340	$ 344,365	$ 313,651
Cost of revenue	233,683	243,833	221,336
Gross profit	144,657	100,532	92,315
Operating expenses			
Selling, general and administrative	99,044	94,582	87,317
Marketing	45,093	36,440	47,782
Restructuring	—	2,205	—
Research and development	6,851	6,214	6,996
Total operating expenses	150,988	139,441	142,095
Operating loss	(6,331)	(38,909)	(49,780)
Interest and other income (expense), net	282	(254)	871
Loss before provision for income taxes	(6,049)	(39,163)	(48,909)
Income tax provision	75	75	110
Net loss	$ (6,124)	$ (39,238)	$ (49,019)
Net loss per share attributable to common stockholders:			
Basic and diluted	$ (0.06)	$ (0.42)	$ (0.53)
Weighted-average shares used in computing net loss per share attributable to common stockholders:			
Basic and diluted	100,245,394	94,516,690	92,201,806
Other comprehensive loss			
Unrealized gain on short-term investments, net of taxes	—	32	9
Comprehensive loss	$ (6,124)	$ (39,206)	$ (49,010)

The accompanying notes are an integral part of these Consolidated Financial Statements.

The Honest Company, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance at December 31, 2021	91,512,140	$ 9	$ 570,794	$ (391,656)	$ (41)	$ 179,106
Net loss	—	—	—	(49,019)	—	(49,019)
Other comprehensive loss	—	—	—	—	9	9
Stock options exercised	43,556	—	122	—	—	122
Stock-based compensation	—	—	15,078	—	—	15,078
Vested restricted stock	1,263,963	—	—	—	—	—
Shares issued under 2021 ESPP	95,742	—	256	—	—	256
Common stock withheld for tax obligation and net settlement	(8,050)	—	(37)	—	—	(37)
ASC 842 transition effect	—	—	—	845	—	845
Balance at December 31, 2022	92,907,351	$ 9	$ 586,213	$ (439,830)	$ (32)	$ 146,360
Net loss	—	—	—	(39,238)	—	(39,238)
Other comprehensive loss	—	—	—	—	32	32
Stock options exercised	2,300	—	4	—	—	4
Stock-based compensation	—	—	15,804	—	—	15,804
Vested restricted stock	2,831,801	—	—	—	—	—
Shares issued under 2021 ESPP	126,969	—	177	—	—	177
Balance at December 31, 2023	95,868,421	$ 9	$ 602,198	$ (479,068)	$ —	$ 123,139
Net loss	—	—	—	(6,124)	—	(6,124)
Stock options exercised	8,007,999	1	41,453	—	—	41,454
Stock-based compensation	—	—	15,675	—	—	15,675
Vested restricted stock	5,187,447	1	(1)	—	—	—
Shares issued under 2021 ESPP	95,830	—	163	—	—	163
Balance at December 31, 2024	109,159,697	$ 11	$ 659,488	$ (485,192)	$ —	$ 174,307

The accompanying notes are an integral part of these Consolidated Financial Statements.

The Honest Company, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the year ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net loss	$ (6,124)	$ (39,238)	$ (49,019)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,843	2,740	2,753
Stock-based compensation	15,675	15,804	15,078
Amortization of operating ROU assets	6,444	6,257	6,180
Other	746	(1,369)	(558)
Changes in assets and liabilities:			
Accounts receivable, net	(378)	(682)	(10,836)
Inventories	(10,934)	43,475	(38,987)
Prepaid expenses and other assets	(1,437)	8,005	(4,358)
Accounts payable, accrued expenses and other long-term liabilities	3,809	(9,347)	10,396
Deferred revenue	(998)	1,396	83
Operating lease liabilities	(8,105)	(7,688)	(7,007)
Net cash provided by (used in) operating activities	1,541	19,353	(76,275)
Cash flows from investing activities			
Purchases of short-term investments	—	—	(12,782)
Proceeds from maturities of short-term investments	—	5,683	49,362
Purchases of property and equipment	(530)	(1,838)	(1,617)
Purchases of intangible assets	—	(10)	—
Net cash provided by (used in) investing activities	(530)	3,835	34,963
Cash flows from financing activities			
Proceeds from exercise of stock options	41,453	4	122
Taxes paid related to net share settlement of equity awards	—	—	(37)
Proceeds from 2021 ESPP	163	176	256
Payments on finance lease liabilities	(19)	(58)	(303)
Net cash provided by financing activities	41,597	122	38
Net increase (decrease) in cash and cash equivalents	42,608	23,310	(41,274)
Cash and cash equivalents			
Beginning of the period	32,827	9,517	50,791
End of the period	$ 75,435	$ 32,827	$ 9,517
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	$ —	$ 1	$ 8
Income Taxes	$ 89	$ 116	$ 101
Supplemental disclosures of noncash activities			
Capital expenditures included in accounts payable and accrued expenses	$ 44	$ 25	$ 54

The accompanying notes are an integral part of these Consolidated Financial Statements.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

1. Nature of Business

The Honest Company, Inc. (the "Company") was incorporated in the State of California on July 19, 2011 and on May 23, 2012 was re-incorporated in the State of Delaware under the same name. The Company is personal care company dedicated to creating cleanly-formulated and sustainably-designed products.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries after elimination of intercompany transactions and balances. Certain reclassifications to the Company's previously reported financial information have been made to conform to the current period presentation. The Company made reclassifications to the consolidated statement of cash flows, including a reclassification of $6.3 million and $6.2 million, respectively, was made from "Other" to "Amortization of operating right-of-use ("ROU") assets" in the "adjustments to reconcile net loss to net cash provided by (used in) operating activities" section of the consolidated statements of cash flow for the years ended December 31, 2023 and 2022 to conform to the current year presentation, among other immaterial reclassifications. Additionally, the Company made immaterial reclassifications to separately present the lease liability within the deferred tax assets and the right-of-use asset within the deferred tax liabilities related to the implementation of Accounting Standards Codification No.842 ("ASC 842") in Note 13, "Income Taxes", for the year ended December 31, 2023 to conform to the current year presentation.

Restructuring

In 2023, the Company incurred restructuring costs in connection with the exiting of certain products and geographical locations, workforce reductions, and other actions. Such costs include employee termination benefits (one-time arrangements), termination of contractual obligations, non-cash asset charges, including asset impairments, and other direct incremental costs. The Company recorded employee termination liabilities once they were both probable and estimable for severance provided under the Company's existing severance policy. Other costs associated with a restructuring initiative, such as consulting and professional fees, product or geographical exit costs, accelerated amortization associated with a restructuring initiative, are recognized in the period in which the liability is incurred. Accrued restructuring costs as of December 31, 2023 are recorded within Accrued Expenses in the consolidated balance sheets. Refer to Note 15, "Restructuring" included in these consolidated financial statements for more information on the Company's restructuring initiatives.

Segment Reporting and Geographic Information

The Company's principal business primarily focuses on creating cleanly formulated- and sustainably-designed products. The Company's Chief Executive Officer ("CEO"), as the chief operating decision maker ("CODM"), organizes the Company, manages resource allocations, and measures performance on the basis of one operating segment. The Company evaluates performance based on consolidated net income (loss). The CODM additionally considers forecasted information on a quarterly basis for net income (loss) when making decisions regarding capital and personnel needs. The CODM reviews information at the consolidated entity level, and does not distinguish the principal business, or group the operations, by geographic locations or industry types for purposes of measuring performance or allocating resources. While the Company creates products that are sold across retail channels and direct-to-consumer ("DTC"), all products are managed as one brand of products under one operating and reportable segment. Furthermore, the Company notes that monitoring financial results as one reportable segment helps the CODM manage expenses on a consolidated basis, consistent with the Company's operations.

The Company does not regularly provide the CODM with more detailed segment expense information beyond what is included in the consolidated statements of comprehensive loss. The significant expense categories which are used to manage operations are those reflected in our consolidated statements of comprehensive loss. Refer to the consolidated statements of comprehensive loss included in the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

All of the Company's long-lived assets are located in the United States and substantially all of the Company's revenue is from customers located in the United States.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The Company's estimates, which are subject to varying degrees of judgment, include the valuation of inventories, sales returns and allowances, allowances for credit losses, valuation of short-term investments, capitalized software, useful lives associated with long-lived assets, goodwill impairment, incremental borrowing rates associated with leases, valuation allowances with respect to deferred tax assets, accruals and contingencies, recoverability of non-cash marketing credits, and the valuation and assumptions underlying stock-based compensation. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

The Company assessed certain accounting matters and estimates that generally require consideration of forecasted information in context with the information reasonably available to the Company as of December 31, 2024 and through the date these consolidated financial statements were issued. Management is not aware of any specific event or circumstance that would require an update to estimates or judgments or a revision to the carrying value of assets or liabilities. However, these estimates and judgments may change as new events occur and additional information is obtained, which may result in changes being recognized in the Company's consolidated financial statements in future periods.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with stated maturities of three months or less from the date of purchase. Cash equivalents comprise amounts invested in money market funds.

Investments

Investments consists of highly liquid investments in debt securities. Investments comprises commercial paper, certificates of deposit, corporate bonds and U.S. government and agency securities, which are classified as available-for-sale investments. The Company includes its available-for-sale investments in current assets because the securities represent investments of cash available for current operations. Available-for-sale investments are recorded at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis of quoted market prices of financial instruments with similar characteristics. Unrealized holding gains and losses are excluded from earnings and are reported as a component of comprehensive loss. Realized gains or losses are recorded in interest and other income (expense), net. As of December 31, 2024, the Company did not hold any investments.

For debt securities with an amortized cost basis in excess of estimated fair value, the Company determines what amount of that deficit, if any, is caused by expected credit losses. The portion of the deficit attributable to expected credit losses is recorded as an allowance for credit losses with an offsetting entry to interest and other income (expense), net in the Company's consolidated statements of comprehensive loss. The portion of the loss related to non-credit factors (if any) is generally recorded as a component of comprehensive loss.

Concentrations

Financial instruments that potentially subject the Company to credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash with high credit quality financial institutions, which typically exceed federally insured limits. The Company invests its excess cash primarily in highly rated money market funds and short-term debt instruments, diversifies its investments and, by policy, invests only in highly rated securities to minimize credit risk.

The Company's customers that accounted for 10% or more of total accounts receivable, net, were as follows:

	As of December 31,	
	2024	**2023**
Customer A	41 %	49 %
Customer B	16 %	25 %

The Company's customers that accounted for 10% or more of total revenue were as follows:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
Customer A	30 %	31 %	31 %
Customer B	34 %	30 %	19 %

The Company currently buys all of its diapers from one supplier. Additionally, the Company currently buys substantially all of its wipes from one supplier. Management believes that other suppliers could provide similar products on reasonable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible inventory shortage and loss of revenue, which would adversely affect the Company's operations.

Accounts Receivable

Sales made to consumers through the Company's Honest.com website are conducted with credit cards, and the Company records its credit card sales in transit as accounts receivable at selling price less applicable deductions. The Company may extend credit in the normal course of business to its third-party ecommerce customers and retailers and performs credit evaluations on a case-by-case basis. The Company does not obtain collateral or other security related to its accounts receivable. The Company will consider, among other factors, write-offs of uncollectible accounts receivable that have a contractual maturity of one year or less if the invoice is six months or older.

Accounts receivable are presented as net of allowance for credit losses. The Company does not accrue interest on its trade receivables. The Company evaluates accounts receivable estimated to be uncollectible by considering the lifetime expected credit losses of the Company's accounts receivable at time of inception, and records an allowance for credit losses, as necessary, with the balance of the Company's accounts receivable presented at the amortized cost. The Company considers factors in its allowance for credit losses such as historical analysis, credit quality of customers, the age of the accounts receivable balances and macroeconomic conditions that may impact on the Company's customers' ability to pay. The allowance for credit losses was $0.4 million and $0.4 million, respectively, as of December 31, 2024 and 2023.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or estimated net realizable value. Cost is computed based on weighted average historical costs. The Company allocates certain overhead costs to the carrying value of its finished goods. The carrying value of inventories is reduced for any excess and obsolete inventory. Excess and obsolete inventory reductions are determined based on assumptions about future demand and sales prices, estimates of the impact of competition, and the age of inventory. If actual conditions are less favorable than those previously estimated by management, additional inventory write-downs could be required.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Repairs and maintenance costs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in the consolidated statements of comprehensive loss. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets as follows:

Machinery and equipment	3-20 years
Computer and office equipment	3-5 years
Capitalized software and website development costs	1-5 years
Furniture and fixtures	3-5 years
Building	40 years
Leasehold improvements	Lesser of the estimated useful life or the remaining lease term

Leases

Effective January 1, 2022, the Company accounts for leases in accordance with ASC 842. The Company's lease portfolio includes both real estate and non-real estate type leases which are accounted for as either finance or operating leases. Real estate leases generally include office and warehouse facilities and non-real estate leases generally include office equipment and machinery. The Company determines if a contract is or contains a lease at inception. The Company's leases have remaining lease terms of less than one to less than three years. Renewal options that are deemed reasonably certain are included as part of the lease term for purposes of calculating the ROU assets and lease liability. The Company elected the practical expedient to not separate lease and non-lease components, as such non-lease components are included in the calculation of the ROU asset and lease liability and included in the lease expense over the term of the lease. As most of the Company's leases do not contain an implicit interest rate, the Company uses judgement to determine an incremental borrowing rate to use at lease commencement. Operating lease ROU assets and lease liabilities are recorded at the lease commencement date with expense recognized on a straight-line basis over the lease term. Leases with an estimated total term of 12 months or less are not recorded on the balance sheet and the lease expense is recognized on a straight-line basis over the lease term. Generally, the Company's lease agreements do not contain material residual value guarantees or material restrictive covenants.

Capitalized Software and Website Development Costs

The Company accounts for its internal-use software costs and website development costs in accordance with ASC No. 350-40, *Internal-Use Software*, and ASC No. 350-50, *Website Development Costs*, respectively. The Company capitalizes costs to purchase and develop its websites and internal-use software and amortizes such costs on a straight-line basis over the estimated useful life of the software once it is available for its intended use. Capitalization of internal-use costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the project, and it is probable that the project will be completed and will be used to perform the function intended. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Capitalized internal-use software and website development costs, including purchased software, are recorded in property and equipment, net in the consolidated balance sheets.

For cloud-computing service arrangements, the Company capitalizes implementation costs consistent with internal-use software costs. Such capitalized costs are included within prepaid expenses and other current assets, for the current portion, and other assets, for the noncurrent portion, in the consolidated balance sheets and are expensed on a straight-line basis over the term of the service arrangement as selling, general and administrative expense. Capitalized implementation costs from cloud computing service arrangements were $0.8 million, net of $3.2 million of accumulated amortization as of December 31, 2024 and $1.1 million, net of $2.4 million of accumulated amortization as of December 31, 2023.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized but evaluated for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that the value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant adverse changes in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner in which the Company uses the acquired assets or the strategy for the Company's overall business, significant industry or economic trends, or significant underperformance relevant to expected historical or projected future results of operations.

Goodwill is assessed for possible impairment by performing a qualitative analysis to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate that the fair value of the asset is less than its carrying amount, the Company will perform a quantitative test by determining the fair value of the reporting unit. The estimated fair value of the reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates, including discount rate, growth rate, and future financial performance. Valuations of similar public companies may also be evaluated when assessing the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference. The Company tests goodwill for impairment annually at October 31. The Company performed its annual goodwill impairment qualitative and quantitative test as of October 31, 2024 and no impairment was identified.

Intangible Assets, Net

Intangible assets are stated at cost, net of accumulated amortization. Intangible assets consist of tradenames and domain names. Tradenames and domain names are amortized on a straight-line basis, which approximates the pattern in which the economic benefits are consumed, over the estimated useful lives of the assets of 15 years.

Impairment of Long-Lived Assets

The Company assesses the carrying value of its long-lived assets, consisting primarily of property and equipment and intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Such events or changes in circumstances may include a significant decrease in the market price of a long-lived asset, a significant change in the extent or manner in which an asset is used, a significant change in legal factors or in the business climate, a significant deterioration in the amount of revenue or cash flows expected to be generated from a group of assets, a current expectation that, more likely than not a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, or any other significant adverse change that would indicate that the carrying value of an asset or group of assets may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded on deferred tax assets when it is determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Foreign Currency Transactions

The Company records foreign currency gains or losses in interest and other income (expense), net in the consolidated statements of comprehensive loss, related to transactions denominated in currencies other than the U.S. dollar. During the years ended December 31, 2024, 2023 and 2022, realized and unrealized foreign currency losses, net were $0.2 million, $0.03 million and $0.2 million, respectively.

Contingent Liabilities

If a potential loss contingency is considered probable, and the amount can be reasonably estimated, the Company accrues a liability for an estimated loss. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible. However, if the Company determines that a contingent loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements. Legal costs are expensed as incurred.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for employees and non-employees based on the grant-date fair value of the stock award over the applicable service period. For awards that vest based on continued service, stock-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards.

Stock Options

For stock option awards that contain service, performance or a combination of both vesting conditions, the grant date fair value is estimated based on the fair value of the underlying shares on grant date while the Black-Scholes option-pricing model is used to estimate the grant date fair value of stock option awards. For stock option awards with performance vesting conditions, stock-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved.

For stock option awards that contain service, performance and market vesting conditions, or a change in control event, the performance condition is not probable of being achieved for accounting purposes until the event occurs. Thereafter, stock-based compensation expense is recognized when the event occurs even if the market condition was not or is not achieved, provided the employee continues to satisfy the service condition.

The Company has not granted stock options since the IPO, and for the stock options that were granted pre-IPO the below assumptions were used. The Monte Carlo simulation model is used to estimate the fair value of stock options that have market vesting conditions. Determining the fair value of stock option awards requires judgment and the assumptions used in the option-pricing models require the input of subjective assumptions which are as follows:

- *Fair value* - The fair value of the Company's common stock is determined based on the closing stock price on the date of grant.

- *Expected volatility* - Expected volatility is based on historical volatilities of a publicly traded peer group based on weekly price observations over a period equivalent to the expected term of the stock option grants.

- *Expected term* - For stock options with only service vesting conditions the expected term is determined using the simplified method, which estimates the expected term using the contractual life of the option and the vesting period. For stock options with performance or market conditions, the term is estimated in consideration of the time period expected to achieve the performance or market condition, the contractual term of the award, and estimates of future exercise behavior.

- *Risk-free interest rate* - The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the options.

- *Expected dividend yield* - The dividend yield is based on the Company's current expectations of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

New shares are issued from authorized shares of common stock upon the exercise of stock options.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy in measuring the fair value of the Company's assets and liabilities, focusing on the most observable inputs when available:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active for identical or similar assets and liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Valuations are based on inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Fair value is based on quoted market prices, if available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use market-based or independently sourced market parameters as inputs. Cash equivalents, consisting primarily of money market funds, represent highly liquid investments with maturities of three months or less at purchase. Market prices, which are Level 1 in the fair value hierarchy, are used to determine the fair value of the money market funds. Investments in debt securities are measured using broker provided indicative prices developed using observable market data, which are considered Level 2 in the fair value hierarchy. Certain assets, including long-lived assets, goodwill and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. The fair value of such assets is measured using Level 3 inputs in the fair value hierarchy.

Revenue Recognition

The Company sells its products direct-to-consumer through the Company's website, retail and third-party ecommerce customers, who resell the Company's products through traditional brick and mortar retailers, who may also resell the Company's products through their own online platforms.

The Company accounts for revenue contracts with customers by applying the following steps in accordance with ASC No. 606, *Revenue from Contracts with Customers*:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company elected as an accounting policy to record all shipping and handling costs as fulfillment costs. The Company accrues the cost of shipping and handling and recognizes revenue and costs at the point in time that control of the goods transfers to the customer.

Retail and Third-Party Ecommerce

For retail and third-party ecommerce sales, the Company's performance obligation consists of the sale of finished goods to retailers and third-party ecommerce customers. Revenue is recognized when control of the promised goods is transferred to those customers at time of shipment or delivery, depending on the contract terms. After the completion of the performance obligation, the Company has the right to consideration as outlined in the contract. Payment terms vary among the retail and third-party ecommerce customers although terms generally include a requirement of payment within 30 to 45 days of product shipment.

Direct-to-Consumer

For direct sales to the consumer through the Company's website, the Company's performance obligation consists of the sale of finished goods to the consumer. Consumers may purchase products at any time or enter into subscription arrangements. Consumers place orders online in accordance with the Company's standard terms and conditions and authorize payment when the order is placed. Credit cards are charged at the time of shipment. For subscription arrangements, consumers sign up to receive products on a periodic basis. Subscriptions are cancellable at any time without penalty, and no amounts are collected from the consumer until products are shipped. Revenue is recognized when transfer of control to the consumer takes place, which is when the product is delivered to the carrier. Sales taxes collected from consumers are accounted for on a net basis and are excluded from revenue.

Consumers may purchase gift cards, which are recorded as deferred revenue at the time of purchase. The Company recognizes revenue when these gift cards are redeemed for products and the revenue recognition criteria as described above have been met. For the years ended December 31, 2024, 2023 and 2022, revenue recognized from the use of gift cards was $0.6 million, $0.6 million and $0.8 million, respectively. As of December 31, 2024 and 2023, deferred revenue related to gift card purchases was $1.1 million and $1.0 million, respectively.

Sales Returns and Allowances

For direct-to-consumer, retail, and third-party ecommerce sales, the Company records estimated sales returns in the same period that the related revenue is recorded. The Company uses the expected value method to estimate returns, taking into consideration assumptions of demand based on historical data and historical returns rates. When estimating returns, the Company also considers future business initiatives and relevant anticipated future events. Estimated sales returns and ultimate losses may vary from actual results, which could be material to the consolidated financial statements. The estimated sales returns allowance is recorded as a reduction of revenue.

For direct-to-consumer, retail and third-party ecommerce sales, the Company offers credits in the form of discounts, which are recorded as reductions in revenue and are allocated to products on a relative basis based on their respective standalone selling price.

For retail and third-party ecommerce sales, the Company routinely commits to one-time or ongoing sales incentive programs with its customers that may require the Company to estimate and accrue the expected costs of such programs, including trade promotion activities and contractual allowances. The Company records these programs as a reduction to revenue unless it receives a distinct benefit in exchange for credits claimed by the customer and can reasonably estimate the fair value of the benefit received, in which case the Company records it as a marketing expense. The Company recognizes a liability or a reduction to accounts receivable, and reduces revenue based on the estimated amount of credits that will be claimed by customers. An allowance is recorded as a reduction to accounts receivable if the customer can deduct the program amount from outstanding invoices.

Estimates for these sales incentive programs are developed using the most likely amount and contractual allowances are included in the transaction price to the extent that a significant reversal of revenue would not result once the uncertainty is resolved. In developing its estimate, the Company uses the expected value method considering all reasonably available information in determining the accruals for these activities, including historical analysis and contractual rates. The Company also considers the susceptibility of the incentive to outside influences, the length of time until the uncertainty is resolved and the Company's experience with similar contracts. Judgment is required to determine the timing and amount of recognition of sales incentive program accruals which the Company estimates based on past practice with similar arrangements.

The following table summarizes the changes in the allowance for sales incentive programs for retail and third-party ecommerce customers:

(In thousands)	For the year ended December 31,		
	2024	**2023**	**2022**
Beginning balance	$ 8,380	$ 6,396	$ 6,494

Charged to revenue	69,716	49,724	48,962
Charged to selling, general and administrative expense	10	659	550
Charged to marketing expense	19,612	17,056	12,541
Utilization of accrual for trade promotions	(84,487)	(64,522)	(61,954)
Reclassification to prepaid expenses and other current assets/accrued expenses	283	(933)	(197)
Ending balance	$ 13,514	$ 8,380	$ 6,396

As of December 31, 2024 and 2023, $12.6 million and $6.8 million, respectively, of the ending allowance balances were recorded as a reduction to accounts receivable.

Contract Assets

There are no material assets related to incremental costs to obtain or fulfill customer contracts.

Cost of Revenue

Cost of revenue includes the purchase price of merchandise sold to customers, inbound and outbound shipping and handling costs, freight and duties, shipping and packaging supplies, credit card processing fees and warehouse fulfillment costs incurred in operating and staffing warehouses, including rent. Cost of revenue also includes depreciation and amortization for warehouse fulfillment facilities and equipment, allocated overhead and direct and indirect labor for warehouse personnel, inventory reserves and destruction costs.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel costs, principally for the Company's selling and administrative functions. These include personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expenses. Selling, general and administrative expenses also include technology expenses; professional fees, including audit and legal expenses; donation expenses including overhead and tariffs; facility costs, including insurance, utilities and rent relating to our headquarters; third-party service fees related to our supplier services agreement for Honest baby clothing, the Company's baby apparel business; and, depreciation and amortization expenses.

Marketing

Marketing expenses includes costs related to the Company's branding initiatives, retail customer marketing activities, point of purchase displays, targeted online advertising through sponsored search, display advertising, email and influencer marketing campaigns, market research, content production and other public relations and promotional initiatives.

Advertising costs are expensed as incurred. Media production costs are expensed the first time the advertisement is aired. Deferred advertising costs consist mainly of point of purchase displays that are specifically branded for the Company's products and provided to retailers in order to facilitate the marketing of the Company's products within retail stores. The point of purchase display costs are capitalized as deferred advertising costs and charged to marketing expense over the expected period of benefit, which generally ranges from less than one to two years. As of December 31, 2024 and 2023, the current portion of deferred advertising costs was $0.6 million and $0.4 million, respectively, which is included in prepaid expenses and other current assets. As of December 31, 2024 and 2023, there was an immaterial amount of deferred advertising costs that was considered noncurrent. Advertising expense was $41.7 million, $33.8 million and $44.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Research and Development

Research and development expenses relate to costs incurred for the development of new products, improvement in the quality of existing products and the development and implementation of new technologies to enhance the quality and value of products. Research and development expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expense. Research and development expenses also include allocated depreciation and amortization and overhead costs. The Company expenses research and development costs in the period they are incurred.

Recent Accounting Pronouncements

As an "emerging growth company," the Jumpstart Our Business Startups Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company's financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require that a public entity discloses, on an annual and interim basis, significant segment expenses that are regularly provided to an entity's CODM, a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective application is required for all prior periods presented, and early adoption is permitted. The adoption of ASU No. 2023-07 did not have a material impact on the Company's consolidated financial statements or disclosures.

Recently Issued Accounting Pronouncements – Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, I*ncome Taxes: Improvements to Income Tax Disclosures*. This guidance requires consistent categories and greater disaggregation of information in the rate reconciliation and disclosures of income taxes paid by jurisdiction. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact that ASU No. 2023-09 will have on its consolidated financial statements or related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This update is to improve the disclosures of components of certain income statement expense items. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that ASU No. 2024-03 will have on its consolidated financial statements or related disclosures.

3. **Revenue**

The Company previously presented its revenue by sales channel of Digital and Retail and by product category of Diapers and Wipes, Skin and Personal Care and Household and Wellness. In determining the appropriate categories to use to disaggregate revenue in accordance with the requirements of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, the Company considered the information regularly reviewed by its CODM for evaluating its financial performance and making resource allocation decisions and the guidance to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows. In 2023, the Company executed a broad-based Transformation Initiative with Brand Maximization as one of the Pillars designed to leverage the strength of the Honest brand. As part of its strategy to build the Honest brand, the Company's CODM is evaluating the Company's financial performance and making resource allocation decisions across the Company's products as one brand of a portfolio of multiple products. As a result, in the first quarter of 2024, the Company removed the disaggregation of revenue by product category to align with changes made to the Company's long-term strategy and began disaggregating revenue by (i) direct-to-consumer and (ii) retail and third-party ecommerce customers. The change had no effect on the Company's results of operations or timing of revenue recognition. Presentation of disaggregated revenue by direct-to-consumer and retail and third-party ecommerce customers in prior periods have been modified to conform to the current period presentation.

Retail and Third-Party Ecommerce

For retail and third-party ecommerce sales, the Company's performance obligation consists of the sale of finished goods to retailers and third-party ecommerce customers. Revenue is recognized when control of the promised goods is transferred to those customers at time of shipment or delivery, depending on the contract terms. After the completion of the performance obligation, the Company has the right to consideration as outlined in the contract. Payment terms vary among the retail and third-party ecommerce customers although terms generally include a requirement of payment within 30 to 45 days of product shipment.

Direct-to-Consumer

For direct sales to the consumer through the Company's website, Honest.com, the Company's performance obligation consists of the sale of finished goods to the consumer. Consumers may purchase products at any time or enter into subscription arrangements. Consumers place orders online in accordance with the Company's standard terms and conditions and authorize payment when the order is placed. Credit cards are charged at the time of shipment and payments are typically processed within two to three business days. For subscription arrangements, consumers sign up to receive products on a periodic basis. Subscriptions are cancellable at any time without penalty, and no amounts are collected from the consumer until products are shipped. Revenue is recognized when transfer of control to the consumer takes place, which is when the product is delivered to the carrier. Sales taxes collected from consumers are accounted for on a net basis and are excluded from revenue. Revenue generated from Honest.com was 13% and 17%, respectively, of the Company's total revenue during the years ended December 31, 2024 and 2023.

Non-Monetary Transactions

The Company has in the past and may in the future enter into trade agreements with a vendor to exchange excess inventory for future marketing and transportation credits. The Company recognizes revenue reflecting the fair value of the marketing and transportation credits upon delivery of goods, with the corresponding short and long-term asset included in prepaid expenses and other current assets and other assets in the accompanying consolidated balance sheets. The Company may use the marketing and transportation credits over four years from the date of the respective agreement, with an option to extend for another two years if agreed upon by both parties. For the year ended December 31, 2024, the Company did not enter into any new trade agreements.

For the years ended December 31, 2024 and 2023, the Company did not recognize any revenue or associated cost of revenue related to these marketing and transportation credits. For the year ended December 31, 2022, the Company recognized $3.2 million of revenue and $1.7 million of associated cost of revenue related to these marketing and transportation credits. The Company assesses the recoverability of the marketing and transportation credits periodically. Factors considered in evaluating the recoverability include management's history of credit usage and future plans with respect to advertising, freight and other services for which these credits can be used. Any impairment losses are charged to marketing expense in the consolidated statements of comprehensive loss as they become determinable. For the years ended December 31, 2024, 2023 and 2022, the Company recorded no impairment losses related to these credits and used an aggregate of $1.6 million, $0.3 million and $1.4 million of credits, respectively.

4. Intangible Assets, Net

Intangible assets consisted of the following:

	As of December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
(in thousands)			
Tradenames	$ 780	$ (596)	$ 184
Domain names	287	(236)	51
Total intangible assets, net	$ 1,067	$ (832)	$ 235

	As of December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
(in thousands)			
Tradenames	$ 780	$ (541)	$ 239
Domain names	287	(217)	70
Total intangible assets, net	$ 1,067	$ (758)	$ 309

As of December 31, 2024 and 2023, the weighted average remaining useful lives for tradenames and domain names was 4.8 years and 3.0 years, respectively, and 5.7 years and 3.9 years, respectively.

Amortization expense was $0.1 million for each of the years ended December 31, 2024, 2023 and 2022, respectively. Estimated future amortization expense for each of the following five years ending December 31 and thereafter is as follows:

(in thousands)	
2025	$ 71
2026	71
2027	30
2028	23
2029	19
Thereafter	21
Total future amortization expense	$ 235

5. Property and Equipment, Net

Property and equipment consisted of the following:

	As of December 31,	
	2024	2023
(in thousands)		
Machinery and equipment	$ 12,885	$ 13,850
Computer and office equipment	1,189	1,700
Capitalized software	5,238	5,094
Furniture and fixtures	4,259	4,335
Leasehold improvements	15,761	15,829
Subtotal	39,332	40,808
Accumulated depreciation and amortization	(27,938)	(27,322)
Total property and equipment, net	$ 11,394	$ 13,486

Total depreciation and amortization expense for property and equipment consisted of the following:

	For the year ended December 31,		
	2024	2023	2022
(In thousands)			
Cost of revenues	$ 1,048	$ 931	$ 1,013
Research and development	225	223	195
Selling, general and administrative	1,495	1,515	1,474
Total depreciation and amortization expense	$ 2,768	$ 2,669	$ 2,682

6. Investments

All investments in debt securities, if any, are classified as available-for-sale investments. All investments are reported within current assets because the securities represent investments of cash available for current operations. As of December 31, 2024 and 2023, the Company did not hold any investments in debt securities. Available-for-sale investments are recorded at fair value, and unrealized holding gains and losses are recorded as a component of other comprehensive income (loss).

There was no realized or unrealized gains and losses on investments in debt securities for the years ended December 31, 2024. Realized and unrealized losses on investments for the years ended December 31, 2023 and 2022 were immaterial.

7. Fair Value Measurements

Financial assets measured and recorded at fair value on a recurring basis consist of the following as of:

| | December 31, 2024 | | | |
(In thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 55,280	$ —	$ —	$ 55,280
Total cash equivalents	$ 55,280	$ —	$ —	$ 55,280

| | December 31, 2023 | | | |
(In thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 5,589	$ —	$ —	$ 5,589
Total cash equivalents	5,589	—	—	5,589
Short-term investments				
Corporate bonds	—	—	—	—
Commercial paper	—	—	—	—
Certificates of deposit	—	—	—	—
Total short-term investments	—	—	—	—
Total	$ 5,589	$ —	$ —	$ 5,589

The carrying amounts for the Company's cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities.

8.   Credit Facilities

In January 2023, the Company entered into a first lien credit agreement (the "2023 Credit Facility"), with JPMorgan Chase Bank, N.A., as administrative agent and lender, and the other lenders party thereto, which provides for a $35.0 million revolving credit facility that matures on April 30, 2026. The 2023 Credit Facility includes a sub-facility that provides for the issuance of letters of credit in an amount of up to $15.0 million at any time outstanding. Availability of the 2023 Credit Facility is based upon a borrowing base formula and periodic borrowing base certifications valuing certain of the Company's accounts receivable and inventory as reduced by certain reserves. The 2023 Credit Facility includes an uncommitted accordion feature that allows for increases in the revolving commitment to as much as an additional $35.0 million, for up to $70.0 million in potential revolving commitment. The 2023 Credit Facility is subject to customary fees for loan facilities of this type, including a commitment fee based on the average daily undrawn portion of the 2023 Credit Facility. The Company recognizes the commitment fee as incurred in interest and other income (expense), net in the consolidated statements of comprehensive loss. For the years ended December 31, 2024 and 2023, the commitment fee incurred was immaterial. As of December 31, 2024, there were $2.5 million outstanding letters of credit and $30.4 million available to be drawn upon. As of December 31, 2023, there were $3.7 million outstanding letters of credit and $17.7 million available to be drawn upon. As of December 31, 2024 and 2023, there was no outstanding balance under the 2023 Credit Facility.

The interest rate applicable to the 2023 Credit Facility is, at the Company's option, either (a) the Adjusted Term SOFR rate (subject to a 0.00% floor), plus a margin ranging from 1.50% to 2.25% or (b) the CB floating rate, (i) plus a margin of 0.25% or (ii) minus a margin ranging from 0.25% to 0.50%. The margin is based upon the Company's fixed charge coverage ratio. The CB floating rate is the higher of (a) the Wall Street Journal prime rate and (b) 2.50%.

The 2023 Credit Facility will terminate and borrowings thereunder, if any, would be due in full on April 30, 2026. Debt under the 2023 Credit Facility is guaranteed by substantially all of the Company's material domestic subsidiaries and is secured by substantially all of the Company's and such subsidiaries' assets.

The 2023 Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, grant liens, change the Company's lines of business, pay dividends and make certain other restricted payments. The Company is subject to certain affirmative and negative covenants including the requirement that it maintains a minimum total fixed charge coverage ratio during the periods set forth in the 2023 Credit Facility. Failure to do so, unless waived by the lenders under the 2023 Credit Facility pursuant to its terms, as amended, would result in an event of default under the 2023 Credit Facility. As of December 31, 2024, the Company is in compliance with all covenants under the 2023 Credit Facility.

9. Accrued Expenses

Accrued expenses consisted of the following:

	As of December 31,		
	2024		**2023**
(In thousands)			
Payroll and payroll related expenses[1]	$ 8,410	$	8,007
Accrued inventory purchases	13,095		9,368
Accrued returns	102		269
Accrued rent[2]	8,541		8,105
Accrued restructuring[3]	—		356
Other accrued expenses	5,721		6,104
Total accrued expenses	$ 35,869	$	32,209

_____

(1) Includes $0.3 million and $1.2 million of executive transition related expenses as of December 31, 2024 and 2023, respectively.

(2) Represents short-term operating lease liabilities. Refer to Note 14, "Leases" included in these consolidated financial statements for more information on leases.

(3) Refer to Note 15, "Restructuring" included in these consolidated financial statements for more information on the Company's restructuring.

10. Commitments and Contingencies

Litigation

From time to time, the Company is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to its business, including those related to regulation, business transactions, employee-related matters and taxes, among others. When the Company becomes aware of a claim or potential claim, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount or range of the loss can be reasonably estimated, the Company records a liability for the loss and discloses the possible loss in the consolidated financial statements.

On September 17, 2019, the Nevada Department of Taxation (the "Department") issued a Deficiency Notice against the Company to initiate administrative legal proceedings before the Department for the alleged non-compliance with employee retention requirements provided in exchange for tax benefits in establishing the Company's Las Vegas distribution center in a December 2016 Abatement Agreement the Company had executed with the State of Nevada via its Governor's Office of Economic Development. The Company has denied the allegations. An administrative hearing was held in the matter on January 15, 2021. On June 9, 2021, the court upheld the Department's Deficiency Notice against the Company in its entirety. The loss resulting from this matter was $0.7 million including penalties and interest, for which the Company has paid $0.6 million as of December 31, 2021. During the year ended December 31, 2021, the Company recorded interest expense of $0.1 million in interest and other expense, net on the consolidated statements of comprehensive loss. The Company filed its Notice of Appeal on July 1, 2021 and its opening brief on January 28, 2022. The Department filed its answering brief on March 4, 2022 and the Company filed its reply brief on March 23, 2022. The Nevada Tax Commission heard the appeal on May 2, 2022. The Nevada Tax Commission upheld the Company's appeal and overturned the Department's Deficiency Notice. The Company submitted a refund request for the taxes and interest paid, following the Department's June 9, 2021 decision, which were subject to abatement under the December 2016 Abatement Agreement. The Company recognized $0.7 million in other income in interest and other expense, net on the consolidated statements of comprehensive loss during the year ended December 31, 2022 related to the refund of taxes and interest paid.

On September 23, 2020, the Center for Advanced Public Awareness ("CAPA") served a 60-Day Notice of Violation on the Company, alleging that the Company violated California's Health and Safety Code ("Prop 65") because of the amount of lead in the Company's Diaper Rash Cream and seeking statutory penalties and product warnings available under Prop 65. On October

22, 2021, CAPA filed a complaint in California Superior Court in the County of San Francisco ("the Court") for the alleged Prop 65 violations contained in its 60-Day Notice of Violation. The Company filed its answer and notice of related cases against Prestige Consumer Healthcare, Inc., Burt's Bees, Inc., and Hain Celestial Group, Inc. on January 7, 2022 and has stipulated to relate these cases and transfer them to the Court's Complex Division. On April 30, 2024, the Company filed its motion for summary judgment. On January 23, 2025, the Court granted the Company's motion for summary judgment. The Company intends to vigorously defend itself in this matter. The matter's outcome and materiality are uncertain at this time. Therefore, the Company cannot estimate the probability of loss or make an estimate of the loss or range of loss in this matter.

On September 15, 2021, Cody Dixon filed a putative class action complaint in the U.S. District Court for the Central District of California alleging federal securities law violations by the Company, certain current officers and directors, and certain underwriters in connection with the Company's IPO. A second putative class action complaint containing similar allegations against the Company and certain current officers and directors was filed by Stephen Gambino on October 8, 2021 in the U.S. District Court for the Central District of California. These related complaints have been transferred to the same court and a Lead Plaintiff has been appointed in the matter, and a putative consolidated class action complaint was filed by the Lead Plaintiff on February 21, 2022, alleging claims and seeking relief under Sections 11 and 15 of the Securities Act of 1933 relating to the Company's IPO. Defendants' motion to dismiss the putative consolidated class action complaint was filed on March 14, 2022. On July 18, 2022, the Company's motion to dismiss was granted in part and denied in part. On May 1, 2023, the Lead Plaintiff's motion for class certification in the consolidated class action was granted in part and denied in part, with the U.S. District Court for the Central District of California limiting the certified class to only those persons and entities that purchased or otherwise acquired the Company's publicly traded common stock pursuant and traceable to the Company's IPO offering documents prior to August 19, 2021, as well as all persons and entities that acquired ownership of a trading account, retirement account, or any other similar investment account or portfolio containing the Company's publicly traded common stock that was purchased or otherwise acquired pursuant and traceable to the IPO offering documents prior to August 19, 2021, and were damaged thereby. On August 14, 2023, the Lead Plaintiff filed an amended consolidated class action complaint naming as additional defendants Catterton Management Company L.L.C., L Catterton VIII, L.P., L. Catterton VIII Offshore, L.P., THC Shared Abacus, LP, Catterton Managing Partner VIII, L.L.C., and C8 Management, L.L.C. On October 16, 2023, those additional defendants filed a motion to dismiss the Second Amended Complaint with respect to the claims against them. On January 31, 2024, that motion to dismiss was granted by the court to the extent those additional defendants challenged the claims as untimely. The court granted Lead Plaintiff leave to amend within fourteen days of that order. On February 14, 2024, the Lead Plaintiff filed a further amended Second Amended Complaint against the additional defendants. The additional defendants filed a motion to dismiss the further amended Second Amended Complaint, which was denied by the court on April 22, 2024. On January 21, 2025, the parties filed a joint stipulation stating that they had reached an agreement in principle to fully settle all pending claims in the action and asking the court to stay the case so the parties could have additional time to negotiate the terms of a formal stipulation of settlement and related documentation. The court entered an order staying the case on the same day. Lead Plaintiff must file a motion for preliminary approval of the settlement by March 12, 2025. A derivative complaint was filed by Hayato Ono on behalf of the Company on November 29, 2021 in the U.S. District Court for the Central District of California, alleging breach of fiduciary duties, unjust enrichment, waste, gross mismanagement, and federal securities law violations by the Company's directors and certain officers. On December 17, 2021, a second derivative complaint containing similar allegations against the Company's directors and certain officers was filed by Mike Wang in the U.S. District Court for the Central District of California. These two federal derivative cases have been transferred to the same judge who is presiding over the securities class action complaints. A third derivative complaint was filed by Leah Bisch and Raluca Corobana in California Superior Court for the County of Los Angeles on January 3, 2022 with similar allegations. A fourth derivative complaint was filed by David Butler in the U.S. District Court for the District of Delaware on October 19, 2022 with similar allegations. Each of these federal and state court derivative cases have been stayed. These matters are in the preliminary stages of litigation with uncertain outcomes at this time. Therefore, the Company cannot estimate the probability of loss or make an estimate of the loss or range of loss in these matters.

On August 10, 2022, Catrice Sida and Kris Yerby filed a putative class action complaint in the U.S. District Court for the Northern District of California alleging violations of California's Unfair Competition Law, False Advertising Law, Consumers Legal Remedies Act, breach of warranty, and unjust enrichment related to plant-based claims on certain of the Company's wipes products and seeking declaratory relief, injunctive relief, monetary damages, punitive damages and statutory penalties, and attorneys' fees and costs. The Company filed its motion to dismiss on October 17, 2022. On December 6, 2022, the Company's motion to dismiss was denied. The Company's motion to stay pending the Ninth Circuit Court of Appeals' review of the Central District of California's decision in *Whiteside v. Kimberly-Clark Corp.,* No. 5:22-cv-1988 JGB (SPx), 2023 WL 4328175 (C.D. 10 Cal. June 1, 2023) was denied on September 5, 2023. On February 20, 2024, the parties filed a Notice of Settlement to notify the court that the parties have agreed to settle the matter on an individual, non-class basis. The Court granted the plaintiffs' Stipulation of Dismissal on July 2, 2024.

As of December 31, 2024 and 2023, the Company was not subject to any other currently pending legal matters or claims that based on its current evaluation are expected to have a material adverse effect on its financial position, results of operations, or cash flows should such matters be resolved unfavorably.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of the Company's breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential number of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential number of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never been involved in litigation in connection with these indemnification arrangements. As of December 31, 2024 and 2023, the Company has not accrued a liability for these guarantees as the likelihood of incurring a payment obligation, if any, in connection with these guarantees is not probable or reasonably estimable due to the unique facts and circumstances involved.

Purchase Commitments

The Company has unconditional purchase commitments for software service subscriptions, advertising services and certain other services. Future minimum payments under these unconditional purchase commitments are as follows:

(In thousands)

Years Ending December 31,		
2025	$	1,157
2026		1,064
2027		439
2028		56
2029		—
Thereafter		—
Future minimum payments	$	2,716

11.   Stock-Based Compensation

2011 Stock Incentive Plan

The Company's 2011 Stock Incentive Plan (the "2011 Plan"), which is stockholder-approved, permits the grant of incentive and non-qualified stock options, stock awards, stock units or stock appreciation rights of common stock. Generally, stock options vest 25% on the first anniversary of the vesting commencement date and then monthly thereafter for 36 months, or pursuant to another vesting schedule as approved by the Board and set forth in the option agreement. Certain options and share awards provide for accelerated vesting upon certain events as described in the terms of the option and award agreements. Stock options have a maximum term of ten years. Prior to the IPO, all of the stock options and restricted stock units the Company granted were made pursuant to the 2011 Plan. Following the IPO, the Company grants equity incentive awards under the terms of the 2021 Plan (defined below).

The following table summarizes the stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Intrinsic Value (in thousands)
Outstanding at December 31, 2022	14,888,007	$ 5.24	4.0	$ 3,024
Granted	—	$ —		
Exercised	(2,300)	$ 1.70		
Forfeited/Cancelled	(1,569,911)	$ 5.17		
Outstanding at December 31, 2023	13,315,796	$ 5.25	3.0	$ —
Granted	—	$ —		
Exercised	(8,007,999)	$ 5.18		
Forfeited/Cancelled	(321,911)	$ 4.55		
Outstanding at December 31, 2024	4,985,886	$ 5.41	2.2	$ 7,600
Exercisable at December 31, 2023	13,266,609	$ 5.25	3.0	$ —
Exercisable at December 31, 2024	4,985,886	$ 5.41	2.2	$ 7,600

The intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 were $12.6 million, immaterial and $0.1 million, respectively. This intrinsic value represents the difference between the fair value of the Company's common stock on the date of exercise and the exercise price of each option. The total fair value of options vested during the years ended December 31, 2024, 2023 and 2022 were $0.1 million, $0.7 million and $2.0 million, respectively.

As of December 31, 2024, there was no unrecognized stock-based compensation expense related to unvested stock options. As of December 31, 2023, there was $0.1 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 0.5 years.

During the year ended December 31, 2023, the Company extended the post-termination exercise period for each outstanding stock option held by certain former executives such that the post-termination exercise period will end on the earlier of (i) the original expiration date of the stock option, or (ii) the date that is the 3-year anniversary of certain former executives no longer providing services to the Company. There were no changes to the exercise price or other terms of these stock options, and these stock options were already fully vested prior to the modification. As a result of this modification, we recognized incremental stock-based compensation expense of $0.5 million for the year ended December 31, 2023.

2021 Equity Incentive Plan

In April 2021, the Company's board of directors adopted the Company's 2021 Equity Incentive Plan (the "2021 Plan"), which became effective in connection with the IPO. All equity-based awards granted on or after the effectiveness of the 2021 Plan are granted under the 2021 Plan. The 2021 Plan provides for grants of incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to the Company's employees and its parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options ("NSOs"), stock appreciation rights, restricted stock awards, restricted stock units ("RSUs") awards, performance awards and other forms of awards to the Company's employees, directors and consultants and any of its affiliates' employees and consultants. Initially, the maximum number of shares of the Company's common stock that may be issued under its 2021 Plan will not exceed 25,025,580 shares of the Company's common stock. In addition, the number of shares of the Company's common stock reserved for issuance under its 2021 Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, in an amount equal to (1) 4% of the total number of shares of the Company's common stock outstanding on December 31 of the immediately preceding year, or (2) a lesser number of shares determined by the Company's board of directors prior to the date of the increase. On January 1, 2024, 3,825,379 additional shares were reserved for issuance pursuant to this provision. The maximum number of shares of the Company's common stock that may be issued on the exercise of ISOs under its 2021 Plan is 75,100,000 shares.

The following table summarizes the RSU activity:

	Number of Shares		Weighted Average Grant Date Fair Value Per Share	
	Non-Employee Directors	Directors, Officers and Employees	Non-Employee Directors	Directors, Officers and Employees
Unvested RSUs at December 31, 2022	452,951	4,165,403	$ 3.44	$ 8.09
Transfer from Employee to Non-Employee Director[1]	1,147,566	(1,147,566)	$ 9.02	$ 9.02
Granted	1,376,563	7,505,557	$ 2.01	$ 1.71
Vested[2]	(1,382,224)	(1,449,577)	$ 5.84	$ 6.31
Forfeited	(637,657)	(1,774,563)	$ 7.07	$ 5.44
Unvested RSUs at December 31, 2023	957,199	7,299,254	$ 2.19	$ 2.38
Granted	545,178	4,890,798	$ 2.81	$ 3.63
Vested[2]	(775,804)	(4,411,643)	$ 2.15	$ 2.96
Forfeited	—	(821,805)	$ —	$ 3.10
Unvested RSUs at December 31, 2024	726,573	6,956,604	$ 2.70	$ 2.81

(1) Relates to former Chief Executive Officer ("CEO") RSUs that were reclassified to non-employee director shares. The former CEO was not re-nominated for election by the Board in connection with the annual stockholder meeting in May 2023.

(2) The Company modified certain former executives' RSUs to accelerate vesting, resulting in stock-based compensation expense of $6.7 million and $3.1 million, respectively, during the years ended December 31, 2024 and 2023.

As of December 31, 2024 and 2023, there was $17.6 million and $16.6 million, respectively, of unrecognized stock-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.6 years and 3.0 years, respectively.

2021 Employee Stock Purchase Plan

In April 2021, the Company's board of directors adopted the Company's 2021 Employee Stock Purchase Plan (the "2021 ESPP"). The Company authorized the issuance of 1,175,000 shares of common stock under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031 by the lesser of (i) 1% of the total number of shares of common stock outstanding on December 31 of the immediately preceding year; and (ii) 3,525,000 shares, except before the date of any such increase, the Company's board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). On January 1, 2024, 956,344 additional shares were reserved for issuance pursuant to this provision. Subject to any limitations contained therein, the 2021 ESPP allows eligible employees to contribute (in the form of payroll deductions or otherwise to the extent permitted by the administrator) an amount established by the administrator from time to time in its discretion to purchase common stock at a discounted price per share.

Under the 2021 ESPP, eligible employees are granted the right to purchase shares of common stock at the lower of 85% of the fair value at the time of grant or 85% of the fair value at the time of exercise. The right to purchase shares of common stock is granted in May and November of each year for an offering period of approximately six months. The first offering period under the 2021 ESPP commenced in May 2021 and the second offering in November 2021. For the years ended December 31, 2024 and 2023, employees who elected to participate in the 2021 ESPP purchased 95,830 and 126,969 shares of common stock, respectively, under the 2021 ESPP, resulting in cash proceeds to the Company of $0.2 million and $0.2 million, respectively. The weighted average price at purchase was $1.70 and $1.39 per share, respectively. As of December 31, 2024 and 2023, the Company had 3,616,908 and 2,756,394, respectively, remaining authorized shares available for purchase.

The following table summarizes the key input assumptions used in the Black-Scholes option-pricing model to estimate the grant-date fair value of the 2021 ESPP:

	For the Year Ended December 31,					
	2024			**2023**		
Expected life of options (in years)		0.50			0.50	
Expected stock price volatility	69.20%	—	79.27%	69.20 %	—	86.19 %
Risk free interest rate	4.44%	—	5.43%	5.36 %	—	5.43 %
Expected dividend yield		—%			—%	
Weighted average grant-date fair value per share	$0.56	—	$2.56	$ 0.56	— $	0.67

2023 Inducement Plan

In March 2023, the Company's Compensation Committee adopted the 2023 Inducement Plan (the "Inducement Plan"). The Inducement Plan reserved 4,000,000 shares of the Company's common stock for issuance under the Inducement Plan to individuals who satisfy the standards for inducement grants under the relevant Nasdaq Stock Market rules. As of December 31, 2024, there were 275,083 shares available for future grant under the Inducement Plan.

On February 29, 2024, the Company granted 208,757 RSUs to the Chief People Officer under the Inducement Plan. On March 21, 2023, the Company granted 1,845,238 RSUs to the Chief Executive Officer under the Inducement Plan. On May 18, 2023, the Company granted 843,565 RSUs to the Chief Growth Officer under the Inducement Plan. On November 1, 2023, the Company granted 827,357 RSUs to the Chief Financial Officer under the Inducement Plan.

Stock-Based Compensation Expense

Stock-based compensation expense related to RSU awards, 2021 ESPP purchases and stock options, as applicable, are as follows:

	For the year ended December 31,		
	2024	**2023**	**2022**
(In thousands)			
Selling, general and administrative[1]	$ 15,105	$ 15,465	$ 14,593
Research and development	570	339	485
Total stock-based compensation expense	$ 15,675	$ 15,804	$ 15,078

(1) Includes $6.7 million and $3.1 million, respectively, of stock-based compensation expense during the years ended December 31, 2024 and 2023 related to the acceleration of RSUs held by certain former executives. The Company extended the post-termination stock option exercise period for certain former executives, resulting in stock-based compensation expense of $0.5 million during the year ended December 31, 2023.

12. Net Income (Loss) per Share Attributable to Common Stockholders

Basic net income (loss) attributable to common stockholders per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding. The Company computes diluted net income per share under a two-class method where income is reallocated between common stock, potential common stock and participating securities, if any. Diluted net income (loss) per share attributable to common stockholders adjusts the basic net income (loss) per share attributable to common stockholders and the weighted-average number of shares of common stock outstanding for the potentially dilutive impact of stock options using the treasury stock method.

The following table sets forth the computation of the Company's basic and diluted net loss per share attributable to common stockholders:

	For the year ended December 31,		
(In thousands, except for share and per share values)	**2024**	**2023**	**2022**
Numerator:			
Net loss	$ (6,124)	$ (39,238)	$ (49,019)
Net loss attributable to common stockholders - basic and diluted	$ (6,124)	$ (39,238)	$ (49,019)
Denominator:			
Weighted average shares of common stock outstanding - basic and diluted	100,245,394	94,516,690	92,201,806
Net loss per share, attributable to common shareholders:			
Basic and diluted	$ (0.06)	$ (0.42)	$ (0.53)

The following potentially dilutive shares were excluded from the computation of diluted net income (loss) per share because including them would have been antidilutive:

	For the year ended December 31,		
	2024	**2023**	**2022**
Stock options to purchase common stock	4,985,886	13,315,796	14,888,007
Unvested restricted stock units	7,683,177	8,256,453	4,618,354
Employee stock purchase plan	20,753	71,142	62,438
Total	12,689,816	21,643,391	19,568,799

13.   Income Taxes

The components of income tax provision consisted of the following:

	For the year ended December 31,		
	2024	**2023**	**2022**
(In thousands)			
Current			
Federal	$ —	$ —	$ —
State	75	75	110
Foreign	—	—	—
	75	75	110
Deferred			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
	—	—	—
Income tax provision	$ 75	$ 75	$ 110

The reconciliation of the income tax benefit computed at the U.S. federal statutory rate of 21% to the Company's income tax provision is as follows:

	For the year ended December 31,		
	2024	**2023**	**2022**
(In thousands)			
Income tax benefit at the federal statutory rate	$ (1,252)	$ (8,203)	$ (10,271)
State income taxes, net of federal benefit	686	(90)	(625)
Permanent differences for equity compensation	3,437	2,587	2,604
Nondeductible items	21	142	53
Nondeductible compensation	947	1,218	302
Change in valuation allowance	(3,918)	4,654	8,047
Nondeductible parking	71	—	—
Other adjustments	83	(233)	—
Income tax provision	$ 75	$ 75	$ 110

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities were as follows:

(In thousands)	As of December 31,	
	2024	**2023**
Deferred tax assets		
Intangible assets	$ 55	$ 75
Lease liability	5,402	7,476
Accrued expenses	171	1,488
Deferred revenue	175	113
Allowances, reserves and other	1,810	2,013
Stock-based compensation	3,192	7,728
Section 174 capitalized expenses	5,854	4,346
Net operating loss and other carryforwards	88,066	87,327
Total deferred tax assets	104,725	110,566
Valuation allowance	(94,859)	(98,771)
Net deferred tax assets	9,866	11,795
Deferred tax liabilities		
Property and equipment	(548)	(676)
Right-of-use asset	(4,284)	(5,933)
Prepaid expenses	(241)	(376)
State taxes	(4,793)	(4,810)
Total deferred tax liabilities	(9,866)	(11,795)
Net deferred taxes	$ —	$ —

Effective January 1, 2022, the Tax Cuts and Jobs Act ("TCJA") of 2017 eliminated the option to deduct research and development expenses in the current year and now requires taxpayers to capitalize and amortize research and development expenses to Internal Revenue Code of 1986, as amended, ("IRC") Section 174. Although Congress is considering legislation that would reinstate and extend Section 174 expensing for certain research and development expenses, the possibility that this will happen is uncertain. The capitalized expenses are amortized over a 5-year period for domestic expenses and a 15-year period for foreign expenses.

As of December 31, 2024, the Company had federal and state net operating loss carryforwards tax effect of $313.0 million and $272.0 million, respectively. As of December 31, 2023, The Company had federal and state net operating loss carryforwards tax effect of $311.0 million and $274.0 million, respectively. Federal and state net operating loss carryforwards begin to expire in 2032. As of December 31, 2024 and 2023, the Company did not have any state tax credits. Federal net operating losses generated after January 1, 2018 would not expire, but would only be available to offset up to 80% of the Company's future taxable income.

The IRC imposes substantial restrictions on the utilization of net operating losses and other tax attributes in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use pre-change net operating loss and research tax credits may be limited as prescribed under IRC Sections 382 and 383. Events which may cause limitation in the amount of the net operating losses and credits that the Company utilizes in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. The Company performed a study to determine whether net operating losses and credit carryover limitations exist under Section 382 as of December 31, 2020, and determined that a portion of the net operating losses that were generated during 2013 and prior are subject to Section 382 annual limitations. As of December 31, 2024 and 2023, these limitations did not cause any of the limited net operating losses to be permanently lost.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or includable in taxable income. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence such as its projections for future growth. On the basis of this evaluation, at December 31, 2024, a full valuation allowance has been recorded since it is more likely than not that the deferred tax assets will not be realized.

The following table summarizes the changes in the valuation allowance:

(In thousands)		For the year ended December 31,				
		2024		**2023**		**2022**
Beginning balance	$	98,771	$	94,103	$	86,659
Increase to valuation allowance		(3,918)		4,654		8,047
Decrease due to adoption of ASC 842		—		—		(613)
Other increases (decreases)		6		14		10
Ending balance	$	94,859	$	98,771	$	94,103

The Company is subject to taxation in the U.S. federal and various state jurisdictions. During the years ended December 31, 2024 and 2023, the Company has not recorded any uncertain tax positions and has not recognized interest or penalties in the consolidated statements of comprehensive loss. The Company is subject to examination from federal tax authorities for years 2020, 2021 and 2022. To the extent allowed by law, the federal and state tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward and make adjustments up to the amount of the net operating loss or credit carryforward.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (the "Act"), which contains provisions that became effective on January 1, 2023, including a 15% corporate minimum tax and a 1% excise tax on stock buybacks. The Company does not currently expect any material changes on its consolidated financial position, results of operations and cash flows.

14. Leases

The Company's lease portfolio includes both real estate and non-real estate type leases which are accounted for as either finance or operating leases. Real estate leases generally include office and warehouse facilities and non-real estate leases generally include office equipment and machinery. The Company determines if a contract is or contains a lease at inception. The Company's leases have remaining lease terms of less than one to less than three years.

In connection with two of the Company's facilities leases, the Company is required to obtain irrevocable letters of credit in lieu of security deposits. The letters of credit totaled $2.5 million and $3.7 million as of December 31, 2024 and 2023, respectively, and expire within a set number of days after the expirations of the facilities leases. In connection with the Company's office facility lease, following the fourth year of the lease, the letter of credit balance can be reduced annually by a stated amount in the lease agreement, so long as the Company complies with certain covenants. In connection with the Company's warehouse lease, the letter of credit balance is reduced annually by a stated amount in the lease agreement, so long as the Company complies with certain covenants.

The components of lease expense were as follows (in thousands):

		For the year ended December 31,				
		2024		**2023**		**2022**
Finance lease expense:						
Amortization	$	8	$	50	$	263
Short-term lease expense		—		—		7
Operating lease expense:						
Operating lease expense[1]		7,168		7,168		7,153
Sublease income		(2,006)		(2,006)		(2,006)
Total lease expense, net	$	5,170	$	5,212	$	5,417

---

(1) Represents the straight-line lease expense of operating leases, inclusive of amortization of ROU assets and the interest component of operating lease liabilities.

Based on the nature of the ROU assets, amortization of finance leases and amortization of operating ROU assets, operating lease expense and other lease expense are recorded within either cost of revenue or selling, general and administrative expenses and interest on finance lease liabilities is recorded within interest and other expense, net in the consolidated statements of comprehensive loss.

The following tables set forth the amount of lease assets and lease liabilities included in the Company's consolidated balance sheets (in thousands):

Assets	Financial Statement Line Item	As of December 31,			
		2024		2023	
Finance lease assets	Property and equipment, net	$	—	$	17
Operating lease assets	Operating lease right-of-use asset		17,239		23,683
Total lease assets		$	17,239	$	23,700
Liabilities					
Current					
Finance lease liabilities	Accrued expenses		—		23
Operating lease liabilities	Accrued expenses		8,541		8,105
Non-current					
Finance lease liabilities	Other long-term liabilities		—		—
Operating lease liabilities	Operating lease liabilities, net of current		13,197		21,738
Total lease liabilities		$	21,738	$	29,866

Supplemental information related to the Company's leases for the year ended December 31, 2024 was as follows:

	For the year ended December 31,	
	2024	2023
Weighted-average remaining lease term (in years)		
Finance leases	—	0.6
Operating leases	2.5	4.1
Weighted-average discount rate		
Finance leases	—%	2.77%
Operating leases	2.29%	2.29%
Cash paid for amounts included in the measurement of lease liabilities (in thousands)		
Operating cash flows used in finance leases	$—	$1
Operating cash flows used in operating leases	$8,105	$7,688
Financing cash flows used in finance leases	$19	$58

The Company did not have any non-cash ROU assets obtained in exchange for lease liabilities during the year ended December 31, 2024 for either finance or operating leases.

Future minimum lease payments required under operating and finance leases as of December 31, 2024, were as follows (in thousands):

	Operating Leases		Finance Leases	
2025	$	8,950		—
2026		9,201		—
2027		4,245		—
2028		—		—
2029		—		—
Thereafter		—		—
Future minimum lease payments	$	22,396	$	—
Less: Amount representing interest		(658)		—
Present value of future lease payments	$	21,738	$	—

15. Restructuring

Transformation Initiative

In 2023, the Company executed a broad-based Transformation Initiative designed to build the Honest brand and drive growth in higher-margin areas of the portfolio, strengthen the Company's cost structure, drive focus on the most productive areas of the Company's business, deliver greater impact from brand-building investments, and improve executional excellence across the enterprise. The restructuring element of the Transformation Initiative was substantially completed by December 31, 2023.

For the year ended December 31, 2024, the Company did not incur any restructuring costs related to the Transformation Initiative.

Restructuring costs are one of the elements of the Transformation Initiative and are included in restructuring on the consolidated statements of comprehensive loss:

- Employee-Related Costs – Employee-related costs are primarily comprised of severance and other post-employment benefit costs, calculated based on salary levels, prior service and other statutory minimum benefits, if applicable.
- Asset-Related Costs – Asset-related costs consist of accelerated amortization related to visual merchandise in an international retail store taken out of service prior to its existing useful life as a direct result of the restructuring initiatives, as well as asset impairments related to technology taken out of service.
- Contract Terminations – Costs related to contract terminations include continuing payments to a third-party after the Company has ceased benefiting from the rights conveyed in the contract, or a payment made to terminate a contract prior to its expiration.

Other costs associated with the Transformation Initiative are comprised of the following:

- Sales Returns and Cost of Revenue – Product returns, chargebacks and markdowns are recorded as a reduction to revenue and inventory write-offs, write-downs or destruction costs as a direct result of the restructuring initiatives to exit certain products or geographic locations are recorded as a component of cost of revenue on the consolidated statements of comprehensive loss when estimable and reasonably assured.
- Other Costs – The Company incurred other costs related to the restructuring initiatives, which are included in selling, general and administrative expense on the consolidated statements of comprehensive loss and primarily include the following:
  - Donation expenses related to inventory reserves, including tariffs, and
  - Consulting and other professional services.

	Restructuring Costs			
	Employee-Related Costs	Asset-Related Costs	Contract Terminations	Total
Charges for the year ended December 31, 2023	$ 1,142	$ 193	$ 870	$ 2,205

Changes in accrued expenses as of December 31, 2024 relating to the Transformation Initiative were:

	Restructuring Costs			
	Employee-Related Costs[(1)]	Contract Terminations	Inventory Reserves	Total
Balance at December 31, 2023	$ 356	$ —	$ 2,581	$ 2,937
Cash payments	(356)	—	—	(356)
Non-cash asset write-offs	—	—	(2,546)	(2,546)
Balance at December 31, 2024	$ —	$ —	$ 35	$ 35

(1) Included in accrued expenses as of December 31, 2023. Refer to Note 9, "Accrued Expenses" included elsewhere in these consolidated financial statements.

The Company records costs associated with the restructuring initiatives once the relevant accounting criteria have been met. As of December 31, 2024, there were no accrued restructuring costs outstanding.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the period ended December 31, 2024, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption for "emerging growth companies."

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Our management, including our principal executive officer and principal financial officer, believe that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud.

Item 9B. Other Information.

Insider Trading Arrangements

The table below shows the contracts, instructions or written plans adopted or terminated during the quarter ended December 31, 2024 providing for the purchase and/or sale of the Company's securities by the Company's directors and officers (as defined in Rule 16a-1(f) under the Exchange Act):

Name	Title	Action	Date	Type of Trading Arrangement		Total Shares of Common Stock to be Sold	Expiration Date[3]
				Rule 10b5-1[1]	Non-Rule 10b5-1[2]		
Thomas J. Sternweis	Senior Vice President of Enterprise Development and Strategy	Adopt	12/12/2024	x		35,274	12/31/2025

(1) Contract, instruction or written plan intended to satisfy the affirmative defense conditions of Rule10b5-1(c) under the Exchange Act.

(2) Non-Rule Rule 10b5-1 trading arrangement as defined in Item 408(c) of Regulation S-K under the Exchange Act.

(3) Each Plan terminates on the earlier of: (i) the expiration date listed in the table above; (ii) the first date on which all trades set forth in the Plan have been executed; or (iii) such date the Plan is otherwise terminated according to its terms.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be set forth under the captions "Proposal 1 Election of Directors", "Delinquent Section 16(a) Reports", and "Information Regarding the Board and Corporate Governance" in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

We maintain a Code of Conduct that is applicable to all employees, officers and directors. Our Code of Conduct is available on our website at investors.honest.com. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website, if required by applicable law or the listing standards of The Nasdaq Global Select Market. The inclusion of our website address in this Annual Report on Form 10-K does not include or incorporate by reference into this Annual Report on Form 10-K the information on or accessible through our website.

Item 11. Executive Compensation

The information required by this item will be set forth under the captions "Executive Compensation" and "Information Regarding the Board and Corporate Governance" in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth under the captions "Transactions with Related Persons and Indemnification" and "Information Regarding the Board and Corporate Governance" in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth under the caption "Principal Accountant Fees and Services" in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Annual Report on Form 10-K:

Financial Statements. See Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable, not required under the instructions, or the requested information is included in the consolidated financial statements or notes thereto.

Exhibits. The following is a list of exhibits filed with this report or incorporated herein by reference:

Exhibit Number	Exhibit Description	Incorporation by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-40378	3.1	5/11/2021	
3.2	Amended and Restated Bylaws of the Company.	10-K	001-40378	3.2	3/16/2023	
4.1	Form of Common Stock Certificate	10-K	001-40378	4.1	3/28/2022	
4.2	Description of Capital Stock	10-K	001-40378	4.2	3/28/2022	
10.1	Amended and Restated Investors' Rights Agreement, dated as of June 11, 2018.	S-1	333-255150	10.1	4/9/2021	
10.2+	2011 Stock Incentive Plan and forms of agreements thereunder.	S-1	333-255150	10.2	4/9/2021	
10.3+	2021 Equity Incentive Plan and forms of agreements thereunder.	S-1/A	333-255150	10.3	4/20/2021	
10.4+	2021 Employee Stock Purchase Plan.	S-1/A	333-255150	10.4	4/20/2021	
10.5+	Non-Employee Director Compensation Policy.	S-1/A	333-255150	10.5	4/26/2021	
10.6+	Form of Indemnity Agreement entered into by and between the Company and each director and executive officer.	S-1/A	333-255150	10.6	4/20/2021	
10.7+	Amended and Restated Employment Agreement, dated April 26, 2021, by and between the Company and Jessica Warren.	S-1/A	333-255150	10.8	4/26/2021	
10.8+	Amended and Restated Employment Agreement, dated April 24, 2021, by and between the Company and Brendan Sheehey.	S-1/A	333-255150	10.16	4/26/2021	
10.9	Office Lease, dated as of July 8, 2015, by and between the Company and CV Latitude 34 LLC.	S-1	333-255150	10.17	4/9/2021	
10.10	Warehouse Lease Agreement, dated as of November 16, 2016, by and between the Company and GLP US Management LLC (as successor in interest to PHI Donovan Land, LLC), as amended.	S-1	333-255150	10.18	4/9/2021	
10.11+	Employment Agreement, dated April 22, 2022, by and between the Company and Steve Winchell.	10-Q	001-40378	10.1	5/13/2022	
10.12+	Employment Agreement, dated April 13, 2023, by and between the Company and Katherine Barton.	10-Q	001-40378	10.1	5/9/2023	

10.13+	Employment Agreement, dated August 31, 2023, by and between the Company and David Loretta.	10-Q	001-40378	10.1	11/8/2023	
10.14	Credit Agreement dated January 25, 2023, by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	8-K	001-40378	10.1	1/27/2023	
10.15+	Separation Agreement and Release of Claims, dated January 10, 2023, by and between the Company and Nikolas Vlahos.	10-K	001-40378	10.5	3/16/2023	
10.16+	Employment Agreement, dated January 9, 2023, by and between the Company and Carla Vernón.	10-K	001-40378	10.6	3/16/2023	
10.17	2023 Inducement Plan	8-K	001-40378	10.1	3/16/2023	
10.18	Form of Global RSU Award Grant Notice and Global RSU Award Agreement under the 2023 Inducement Plan	8-K	001-40378	10.2	3/16/2023	
10.19†	Third Amended and Restated Contract Manufacturing Agreement, dated as of January 1, 2024 by and between the Company and Valor Brands LLC, a.k.a. Ontex North America.	10-K	001-40378	10.20	3/8/2024	
10.20+	Employment Agreement, dated January 1, 2024, by and between the Company and Dorria Ball.	10-K	001-40378	10.21	3/8/2024	
10.21+	Mutual Separation Agreement and Mutual Release of Claims between Jessica M. (Alba) Warren and The Honest Company, Inc., dated April 8, 2024	8-K	001-40378	10.1	4/9/2024	
19.1	The Honest Company Insider Trading Policy.					X
21.1	List of Subsidiaries	10-K	001-40378	21.1	3/16/2023	
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (included on the signature page of this Annual Report on Form 10-K)					X
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
<u>97</u>*	The Honest Company, Inc. Clawback Policy	10-K	001-40378	97	3/8/2024	
101.INS	Inline XBRL Instance Document					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)					

+ Indicates a management contract or compensatory plan
* Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.
† Pursuant to Item 601 (b)(10) of Regulation S-K, portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined that the information is both not material and is the type that the registrant treats as private or confidential.

Item 16. Form 10-K Summary

None.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


The Honest Company, Inc.


Date: February 26, 2025   By: /s/ Carla Vernón


Carla Vernón
Chief Executive Officer and Director
(Principal Executive Officer)

POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carla Vernón, David Loretta and Brendan Sheehey, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carla Vernón	Chief Executive Officer and Director	February 26, 2025
Carla Vernón	*(Principal Executive Officer)*	
/s/ David Loretta	Executive Vice President, Chief Financial Officer	February 26, 2025
David Loretta	*(Principal Financial and Accounting Officer)*	
/s/ Michael Barkley	Director	February 26, 2025
Michael Barkley		
/s/ Katie Bayne	Director	February 26, 2025
Katie Bayne		
/s/ Susan Gentile	Director	February 26, 2025
Susan Gentile		
/s/ John R. Hartung	Director	February 26, 2025
John R. Hartung		
/s/ Alissa Hsu Lynch	Director	February 26, 2025
Alissa Hsu Lynch		
/s/ Andrea Turner	Director	February 26, 2025
Andrea Turner		
/s/ Jessica Warren	Director	February 26, 2025
Jessica Warren		
/s/ James D. White	Director	February 26, 2025
James D. White		

HONEST
sensitive
FACE + BODY LOTION
+ FRAGRANCE FREE
Calendula + Aloe
sensible
LOTION POUR LE VISAGE ET LE CORPS
SANS PARFUM
Calendula + Aloès
8.5 FL. OZ. (250 ml)
HONEST
sensitive
EVERYDAY DIAPER RASH CREAM
FRAGRANCE FREE
Zinc Oxide Skin Protectant + Soothing Phyto-Blend™
Net Wt. 6 OZ. (170 g)
HONEST
HEALING HEAD-TO-TOE OINTMENT
Net Wt. 10 OZ. (283 g)
VALUE SIZE!
HONEST
sensitive
CLEAN CONSCIOUS WIPES
LINGETTES SOUCIEUSES DE LA PROPRETÉ
72



12130 Millenium Drive, Suite 500
Los Angeles, CA 90094

www.honest.com